Pioneer Power Solutions, Inc. 8-K

Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

PIONEER POWER SOLUTIONS, INC.,

PIONEER ELECTROGROUP CANADA INC.,

JEFFERSON ELECTRIC, INC.,

JE MEXICAN HOLDINGS, INC.,

NATHAN J. MAZUREK (SOLELY FOR PURPOSES OF SECTION 7.12),

PIONEER TRANSFORMERS L.P.,

and

PIONEER ACQUIRECO ULC

Dated as of June 28, 2019

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		Page
12.14	Enforcement of Agreement	67
12.15	Other Definitional and Interpretive Matters.	67
12.16	Disclosure Schedules	68
12.17	Independent Legal Counsel; Continuing Representation	68

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Exhibits and Schedules

EXHIBITS

Exhibit A	Definitions
Exhibit B	Seller Note
Exhibit C	Stockholder Consent
Exhibit D	R&W Policy

SCHEDULES

Schedule 2.2	Accounting Principles
Schedule 3.2(c)	Lien Releases
Schedule 3.2(g)	Directors’ and Officers’ Resignations
Schedule 3.2(n)	Required Consents – Acquired Companies
Schedule 3.3(f)	Required Consents – Buyer
Schedule 4.2	Capitalization
Schedule 4.3	Subsidiaries
Schedule 4.4(b)	Conflicts
Schedule 4.4(c)	Consents of the Acquired Companies
Schedule 4.5(c)	Liabilities
Schedule 4.6	Taxes
Schedule 4.7(a)	Title to Personal Property
Schedule 4.7(b)	Improvements
Schedule 4.8(a)	Real Property
Schedule 4.8(b)	Leased Real Property
Schedule 4.9	Compliance with Laws
Schedule 4.10	Permits
Schedule 4.11(a)	Employee Benefit Plans
Schedule 4.11(c)	Employee Plan Non-Compliance
Schedule 4.11(j)	Payment Under an Employee Plan
Schedule 4.11(k)	Deductions
Schedule 4.12(a)	Material Contracts
Schedule 4.12(b)	Material Contracts - Validity
Schedule 4.13	Legal Proceedings
Schedule 4.14(a)	Exceptions to Acquired Company IP
Schedule 4.14(b)	IP-Related Actions and Claims
Schedule 4.14(g)(i)	Assignable Acquired Company IP
Schedule 4.14(g)(ii)	Licensed Acquired Company IP
Schedule 4.15	Insurance
Schedule 4.16	Employee Listing
Schedule 4.17	Conduct of Business in Ordinary Course
Schedule 4.18(a)	Significant Customers and Significant Suppliers
Schedule 4.18(b)	Customer and Supplier Termination Notices
Schedule 4.19	Accounts Receivable Material Disputes
Schedule 4.20	Related Party Transactions
Schedule 4.23	Compliance with Environmental Laws
Schedule 4.24(a)	Product Warranty Claims
Schedule 4.24(b)	Product Recalls
Schedule 4.24(c)	Standard Warranties
Schedule 4.25	Product Liability

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Schedule 5.3(b)	Consents of Seller
Schedule 6.4(b)	Consents of Buyer
Schedule 7.1	Interim Operations
Schedule 7.5(a)	Indemnification Agreements
Schedule 7.7(a)	Company Employees
Schedule 7.7(b)	Employee Reduction
Schedule 8	Past Due Payables Methodology
Schedule 13	Capital Leases

STOCK purchase agreement

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of June 28, 2019 (the “Signing Date”), is entered into by and among Pioneer Power Solutions, Inc., a Delaware corporation (the “Seller”), Pioneer Electrogroup Canada Inc., a Canadian corporation (“Electrogroup”), Jefferson Electric, Inc., a Delaware corporation (“Jefferson”), JE Mexican Holdings, Inc., a Delaware corporation (“JE Mexico” and, together with Electrogroup and Jefferson, each the “Acquired Companies”), Nathan J. Mazurek (for purposes of Section 7.12), and (a) Pioneer Transformers L.P., a Delaware limited partnership (“US Buyer”) and (b) Pioneer Acquireco ULC, a British Columbia Unlimited Liability Company (“Canadian Buyer”) (US Buyer and Canadian Buyer are hereinafter collectively referred to as “Buyer”). The Acquired Companies, Seller and Buyer are collectively referred to herein as the “Parties” and individually as a “Party.”

recitals

A.       Seller is the record owner of all of the issued and outstanding equity interests of (a) Electrogroup (the “Canadian Interests”) and (b) Jefferson and JE Mexico (the “US Interests”, and together with the Canadian Interests, the “Interests”).

B.       Seller desires to sell to US Buyer, and US Buyer desires to purchase from Seller, all of the US Interests, and Seller desires to sell to Canadian Buyer, and Canadian Buyer desires to purchase from Seller, all of the Canadian Interests, in each case free and clear of all Liens (other than Liens arising under applicable securities Laws) (the “Equity Transaction”).

C.       In consideration of such sale, Buyer will deliver to Seller the Base Purchase Price (as defined below), as more particularly set forth in this Agreement.

D.       The Board of Directors of Seller (the “Seller Board”) has unanimously (a) determined that this Agreement, and the Equity Transaction and the other transactions and agreements contemplated by this Agreement are fair to and in the best interests of Seller and its stockholders, (b) declared it advisable to enter into this Agreement and approved the execution, delivery, and performance of this Agreement, (c) approved and declared advisable the Equity Transaction and the other transactions contemplated hereby, and (d) resolved to recommend approval by Seller’s stockholders of this Agreement, the Equity Transaction and the other transactions contemplated hereby.

E.       The Board of Directors of Buyer has unanimously approved the Equity Transaction and the other transactions contemplated hereby on the terms and subject to the conditions set forth in this Agreement and declared it advisable for Buyer to enter into this Agreement.

F.       Simultaneously with the execution of, and subject to the terms of, this Agreement, and as an inducement to the Seller and the Acquired Companies to enter into this Agreement, Mill Point Capital LLC (collectively, the “Sponsor”) is entering into a guaranty (the “Sponsor Guaranty”) pursuant to which the Sponsor is guaranteeing certain obligations of Buyer under this Agreement.

G.       Simultaneously with the execution of, and subject to the terms of, this Agreement, and as an inducement to the Buyer to enter into this Agreement, certain shareholders of the Seller (collectively, the “Shareholders”) are entering into a Voting Agreement (the “Voting Agreement”) pursuant to which the Shareholders are agreeing to vote their respective shares in favor of the adoption of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby confirmed, and subject to the terms and conditions set forth herein, the Acquired Companies, Seller and Buyer, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

The terms defined in Exhibit A, whenever used herein, shall have the meanings set forth on Exhibit A for all purposes of this Agreement. The definitions on Exhibit A are incorporated into this Agreement as if fully set forth at length herein and all references to a section in such Exhibit A are references to such section of this Agreement.

ARTICLE II
PURCHASE AND SALE

2.1         Purchase and Sale of the Interests. At the Closing, subject to the terms and conditions of this Agreement, (i) Seller shall sell, transfer, assign, and convey to US Buyer, and US Buyer shall purchase and accept from Seller, the US Interests, and (ii) Seller shall sell, transfer, assign, and convey to Canadian Buyer, and Canadian Buyer shall purchase and accept from Seller, the Canadian Interests, in each case free and clear of all Liens (other than Liens arising under applicable securities Laws).

2.2         Closing Date Net Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, the aggregate consideration to be paid by Buyer to the Seller on the Closing Date shall be an amount in cash or other immediately available funds equal to (a) $65,500,000 (the “Base Purchase Price”), plus (b) the amount, if any, by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, minus (c) the amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital, minus (d) Acquired Company Debt, minus (e) the Transaction Expenses, minus (f) the Seller Note Amount, minus (g) the Amalgamation Cost, plus (h) the Closing Cash (collectively, the “Closing Date Net Purchase Price”). Closing Net Working Capital will be calculated in a manner consistent with the Accounting Principles and sample calculation of Target Net Working Capital as attached hereto as Schedule 2.2. The portion of the Base Purchase Price attributable to the Canadian Interests an amount equal to one-half of the Base Purchase Price.

2.3         Closing Date Net Purchase Price Determination. Not later than the second Business Day prior to the Closing Date, Seller shall deliver to Buyer, a certificate executed by an authorized officer of Seller that sets forth the Seller’s calculation of (a) the Estimated Closing Balance Sheet, (b) the Estimated Closing Net Working Capital, (c) Transaction Expenses, (d) Closing Cash, (e) Amalgamation Cost, and (f) the Closing Date Net Purchase Price, together with reasonably detailed supporting calculations demonstrating each component thereof, in each case, prepared in accordance with the Accounting Principles, as applicable.

2.4         Closing Date Payments. On the Closing Date:

(a)       Buyer shall issue a promissory note to Seller (the “Seller Note”), in the amount of $5,000,000 (the “Seller Note Amount”), in the form attached hereto as Exhibit B; and

(b)       Buyer shall pay to the Seller, by wire transfer of immediately available funds (to the account(s) designated in writing to Buyer by the Seller in accordance with the funds flow memorandum prepared by Seller and provided to Buyer not less than three (3) Business Days prior to the Closing Date), an amount equal to the Closing Date Net Purchase Price.

2.5         Post-Closing Net Purchase Price Determination and Adjustments.

(a)       As soon as reasonably practicable following the Closing Date, and in any event within ninety (90) days after the Closing Date, Buyer will prepare and deliver to Seller (i) an unaudited consolidated balance sheet of the Acquired Companies as of immediately prior to the close of business on the Closing Date (the “Closing Balance Sheet”) and (ii) a statement showing Buyer’s calculation of the Closing Net Working Capital, the Transaction Expenses, the Amalgamation Cost, Closing Cash, and the resulting Buyer’s calculation Net Purchase Price, including the portion thereof attributable to the Canadian Interests (together with the Closing Balance Sheet, the “Closing Statement”).

(b)       Buyer and the Seller shall, and shall cause their respective Affiliates to, cooperate in good faith in connection with the initial preparation of the Closing Balance Sheet and the Closing Statement and the review thereof and provide each other with any information, documents, and access to the relevant employees of the other Party and its respective Affiliates as each Party may reasonably require to prepare or review (as applicable) the Closing Balance Sheet and the Closing Statement; provided, however, that neither Buyer nor the Seller nor any of their respective Affiliates shall be required to provide any work papers that they consider proprietary, such as internal control documentation, engagement planning, time control and audit sign off, and quality control work papers.

(c)       Seller shall be entitled to conduct a review of the Closing Balance Sheet and the Closing Statement. Within thirty (30) days after the receipt by Seller of the Closing Balance Sheet and the Closing Statement, Seller shall inform Buyer in writing that either (i) they accept the Closing Balance Sheet and the Closing Statement without amendment or (ii) they take the view that the Closing Balance Sheet or the Closing Statement does not comply with the requirements as stipulated in this Agreement or that Seller disputes any of the amounts set forth therein, specifying in reasonable detail the nature and amount of the dispute and the basis therefor, which disputes shall be limited to disagreements as to whether the Closing Balance Sheet was prepared in accordance with the Accounting Principles, and in accordance with this Agreement and as to whether there were mathematical errors in the calculation of the Closing Net Working Capital or the Net Purchase Price (the “Claims Statement Notice”). Upon receipt by the Buyer of the Claims Statement Notice, Buyer and the Seller shall in good faith attempt to resolve any such dispute. If Buyer and the Seller do not reach agreement in resolving any such dispute within twenty (20) days after delivery of the Claims Statement Notice, Buyer and Seller shall submit the dispute to PricewaterhouseCoopers or such other internationally recognized accounting firm mutually agreed to by Buyer and Seller (in either case, the “Arbiter”) for resolution. Buyer and Seller respectively represent and warrant on behalf of itself and each of its respective Affiliates that no such Party nor its Affiliates has any existing relationship or will initiate a relationship (other than as contemplated hereunder) with the New York City, New York office of the Arbiter until such time as the Net Purchase Price is determined pursuant to the terms hereof. Each of Buyer and Seller shall give the Arbiter full access to all information and documents that the Arbiter may deem necessary for reaching its decision. The Arbiter shall give each of Buyer and Seller adequate opportunity to present their views in writing and, if considered helpful by the Arbiter, at a hearing or hearings to be held in the presence of the parties and their advisors. Within thirty (30) days following its appointment, or as soon thereafter as reasonably practicable, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Buyer and Seller and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Net Purchase Price, which shall be conclusive and binding on the Parties. In resolving any disputed item, the Arbiter (A) shall be bound by the Accounting Principles, the definitions contained in this Agreement and the provisions of this Section 2.5(c) and (B) may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party, in either case as set forth in the Closing Balance Sheet, Closing Statement, or Claims Statement Notice, as applicable. The fees, costs and expenses of the Arbiter shall be allocated to and borne by Buyer and Seller based on the inverse of the percentage that the Arbiter’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Arbiter. For example, should the items in dispute total in amount to $1,000 and the Arbiter awards $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by Seller.

(d)       The Closing Statement and the Closing Balance Sheet shall become final and binding on, and non-appealable by, any interested Persons (including the Parties) on the earliest of (i) the 31st day following the delivery of the Closing Statement by the Buyer to Seller if no Claims Statement Notice has been delivered to the Buyer prior to such day, (ii) Seller’s written notice to the Buyer notifying Buyer of its acceptance of the Closing Statement, (iii) with such changes as are necessary to reflect matters resolved in writing by Buyer and the Seller, the date all outstanding disputed items are resolved, or (iv) with such changes as are necessary to reflect the Arbiter’s resolution of the disputed items (together with any changes necessary to reflect matters previously resolved by the Parties and any matters not disputed pursuant to the Claims Statement Notice), the date the Arbiter delivers written notice of its decision pursuant to Section 2.5(c). The date on which the Closing Statement shall become final, binding and non-appealable by the Parties is hereinafter referred to as the “Determination Date.”

(e)       Adjustment. Within seven (7) Business Days after the Determination Date:

(i)        if the Final Net Purchase Price is greater than the Closing Date Net Purchase Price, then Buyer shall pay (or cause to be paid) to the Seller an amount in cash or other immediately available funds (to the account(s) designated in writing to Buyer by the Seller) equal to the excess of (A) the Final Net Purchase Price over (B) the Closing Date Net Purchase Price;

(ii)        if the Final Net Purchase Price is less than the Closing Date Net Purchase Price (the amount of such difference, the “Net Purchase Price Reduction”), then Buyer shall set-off such Net Purchase Price Reduction on a dollar-for-dollar basis against any amounts due and payable to Seller by Buyer under the Seller Note in accordance with Section 2.6; and

(iii)       if the Final Net Purchase Price is equal to the Closing Date Net Purchase Price, then within three (3) Business Days after the Final Net Purchase Price becomes final and binding on the Parties, then no adjustment will be necessary pursuant to this Section 2.5.

2.6         Set-Off. Following the Closing, to satisfy any post-closing adjustment obligations of Seller pursuant to Section 2.5(e) and the indemnity obligations of Seller pursuant to Section 10.2(a), Buyer shall have the right to set off any Net Purchase Price Reduction pursuant to Section 2.5(e)(ii) and any indemnifiable Losses of the Buyer Indemnified Parties under Article X (subject to the applicable limitations set forth therein) (any such set-off amount, “Set-Off Amounts”) on a dollar-for-dollar basis against any amount due and payable to Seller by Buyer under the Seller Note in accordance with this Section 2.6, and the exercise of such a set-off right by Buyer in accordance with this Section 2.6 will not constitute a breach of the Seller Note or this Agreement by the Buyer. The Seller Note shall be paid to Seller in accordance with the applicable provisions of this Agreement and the terms and conditions of the Seller Note. On the maturity date set forth in the Seller Note, the Buyer shall pay the Seller Note Amount, minus the aggregate amount, of any Set-Off Amounts previously agreed by the parties, minus the

Unresolved Claim Amount as of such date, minus any interest on such Set-Off Amounts and/or Unresolved Claim Amounts, if any. The “Unresolved Claim Amount” means the aggregate amount of all Set-Off Amounts claimed by the Buyer Indemnified Parties which have not been agreed to by the Seller and that have been properly asserted in accordance with this Agreement as of the applicable date. At any time following the maturity of the Seller Note, upon request of the Seller, the Buyer shall transmit the Unresolved Claim Amount to a mutually agreeable escrow agent (the “Escrow Agent”) by wire transfer of immediately available funds, to be held by the Escrow Agent pursuant to the terms of a mutually agreeable escrow agreement, between Buyer and the Seller (the “Escrow Agreement”), which such Escrow Agreement will provide for distribution of all or the applicable portion of the Unresolved Claim Amount upon the final resolution of each applicable unresolved Set-Off Amounts pursuant to (a) joint written instructions executed by the parties thereto or (b) a certified copy of a final non-appealable order or judgment of a court of competent jurisdiction determining the rights of the Buyer, on the one hand, and Seller, on the other hand, and accompanied by a written certification from the instructing party attesting that such order is final and not subject to further proceedings or appeal. No interest on any Unresolved Claim Amount or Set-Off Amount shall continue to (i) accrue after the Unresolved Claim Amount is transferred to the Escrow Agent or (ii) accrue or be payable until the associated claim has been finally resolved; provided however, upon such final resolution, Seller shall be entitled to receive from Buyer, an amount, if any, equal to the interest that would otherwise have been paid under the Seller Note for the period beginning on the date on which the Buyer first asserted the respective Set-Off Amount through the date on which Buyer transferred such funds to the Escrow Agent, with respect to the portion of the Unresolved Claim Amount and/or Set-Off Amount that is finally determined or mutually agreed that the Seller is entitled to. If applicable, the fees and expenses of the Escrow Agent shall be borne one-half by the Seller and one-half by Buyer.

ARTICLE III
CLOSING AND DELIVERIES

3.1         Closing. The closing and consummation of the transactions contemplated hereby (the “Closing”) shall take place by electronic communications and transmission of .PDF documents on a date to be designated by the Parties, which shall be not more than two (2) Business Days following the satisfaction or, to the extent permissible, waiver in writing by the appropriate Party of each of the conditions set forth in Article VIII, or on such other date or at such other time and place or by any such other method as the Parties may mutually agree in writing, in each case, with original documents being exchanged contemporaneously with or promptly after the Closing, where applicable and necessary. All proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed in escrow simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered, provided that, upon release from escrow in connection with the Closing, to the extent that documents are to have been delivered in a particular sequence, delivery in such sequence shall be deemed to have taken place.

3.2         Deliveries by the Acquired Companies. At the Closing, Seller and the Acquired Companies shall deliver or cause to be delivered to Buyer the following items:

(a)       stock powers sufficient to transfer the Interests to Buyer and (i) the stock certificates representing such Interests, or (ii) affidavits of lost stock certificate and indemnity in a form reasonably satisfactory to Buyer;

(b)       the Payoff Letters reflecting all outstanding Acquired Company Debt, in forms reasonably satisfactory to Buyer;

(c)       releases of the Liens set forth on Schedule 3.2(c);

(d)       a certificate dated as of the Closing Date, duly executed by the Secretary of Seller, given by him or her on behalf of Seller and not in his or her individual capacity, certifying that attached thereto are true and complete copies of the resolutions of the Board of Directors of Seller and, if required, each relevant Acquired Company, authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded (the “Seller Secretary Certificate”);

(e)       a certificate as to the good standing (or equivalent certificate) with respect to each Acquired Company and Subsidiary, issued by the Secretary (or other appropriate Governmental Body) of the State or country, as applicable, in which such Acquired Company or Subsidiary is incorporated or organized or, if requested by the Buyer at least ten (10) Business Days prior to the Closing, authorized to do business, each as of the date not more than ten (10) days prior to the Closing Date;

(f)       a certificate of an executive officer of Seller, given by him or her on behalf of Seller and not in his or her individual capacity, to the effect that the conditions set forth in Sections 8.3(a) and 8.3(b) have been satisfied (the “Seller Closing Certificate”);

(g)       written resignations from the directors and officers of the Acquired Companies and Subsidiaries listed on Schedule 3.2(g);

(h)       documentation, in form and substance reasonably satisfactory to Buyer, evidencing the completion of the Reinstatement set forth in Section 7.15;

(i)        a duly executed certificate of Seller that complies with the requirements of Section 1445 of the Code (a “FIRPTA Affidavit”);

(j)        the Ancillary Agreements to which Seller or any Acquired Company is a party, if any, duly executed by such party;

(k)       evidence of the purchase of the Tail Policy pursuant to Section 7.5(b);

(l)        documentation, in form and substance reasonably satisfactory to Buyer, evidencing termination of the Affiliate Agreements, if any (without further liabilities thereunder);

(m)      the Section 336(e) Agreements pursuant to Section 11.6;

(n)       executed copies of the consents, waivers and approvals set forth on Schedule 3.2(n), in forms reasonably satisfactory to Buyer;

(o)       written evidence, in form and substance reasonably satisfactory to Buyer, that all Assignable Acquired Company IP has been assigned to an Acquired Company or Subsidiary pursuant to Section 7.16; and

(p)       a termination and mutual release agreement, pursuant to which the Management Services Agreement, dated March 1, 2012, by and between Seller and certain Acquired Companies is terminated (including the indemnification provisions therein), and the respective parties mutually release each other from any claims arising or resulting therefrom.

3.3         Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered the following items:

(a)       to Seller, by wire transfer of immediately available funds to an account or accounts designated by Seller in writing, an amount equal to the Closing Date Net Purchase Price, to the account specified in writing by Seller no later than two (2) Business Days prior to the Closing Date;

(b)       to Seller, the Ancillary Agreements to which Buyer is a party, if any, duly executed by Buyer;

(c)       to Seller, a certificate dated as of the Closing Date, duly executed by the secretary or equivalent officer of US Buyer, given by him or her on behalf of US Buyer and Canadian Buyer and not in his or her individual capacity, certifying that attached thereto are true and complete copies of the resolutions of the Board of Directors (or similar governing body) of US Buyer and Canadian Buyer authorizing and approving the execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement, and stating that such resolutions have not been amended, modified, revoked or rescinded (the “Buyer Secretary Certificate”);

(d)       to Seller, a certificate of the Delaware Secretary of State as to the good standing of US Buyer in such jurisdiction as of the most recent practicable date and a certificate of status or its equivalent under the laws of the Province of British Columbia regarding the Canadian Buyer as of the most recent practicable date;

(e)       to Seller, a certificate of an executive officer of Buyer, given by him or her on behalf of Buyer and not in his or her individual capacity, to the effect that the conditions set forth in Sections 8.2(a) and 8.2(b) have been satisfied (the “Buyer Closing Certificate”); and

(f)       to Seller, all of the Consents set forth on Schedule 3.3(f).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE ACQUIRED COMPANIES

Except as set forth in the Schedules referenced in this Article IV (collectively, the “Acquired Company Disclosure Schedules”) (with the disclosure in any section or subsection of the Acquired Company Disclosure Schedules being deemed to qualify the corresponding section or subsection of this Article IV and each other section and subsection of this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections), which shall qualify the representations and warranties of the Acquired Companies set forth in this Article IV, the Seller and the Acquired Companies represent and warrant to and for the benefit of Buyer that the following statements (i) are true and correct as of the Signing Date except to the extent such representations and warranties expressly speak as of a specified date, in which case such representations and warranties shall be true and correct on and as of such specified date, and (ii) if the Closing occurs, shall be true and correct in all respects as of the Closing Date, except to the extent such representations and warranties expressly speak as of a specified date, in which case such representations and warranties shall be true and correct on and as of such specified date:

4.1         Organization and Standing. Each Acquired Company is a corporation and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each Acquired Company is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not be materially adverse to such Acquired Company. Seller has provided to Buyer true, correct and complete copies of each Acquired Company’s Organizational Documents as in effect as of the Closing Date. Each of Electrogroup and any of its Subsidiaries and any other Acquired Company and any of its Subsidiaries that is formed in a Canadian jurisdiction or any of whose equity interests is held by a Canadian Person is a “private issuer” as defined under any applicable Canadian securities laws.

4.2         Capitalization. The authorized, issued and outstanding capital stock of each Acquired Company is set forth on Schedule 4.2. The Interests are duly authorized, validly issued, fully paid and non-assessable. The Interests represent one hundred percent (100%) of the authorized, issued and outstanding equity interests of the Acquired Companies. The Interests were issued in compliance with applicable Laws. The Interests were not issued in violation of the Organizational Documents of the Acquired Companies or any other agreement, arrangement, or commitment to which Seller or any Acquired Company is a party or by which Seller or any Acquired Company or any of their assets are bound. Except as set forth on Schedule 4.2 or in the Organizational Documents of the Acquired Companies, there are no (a) outstanding securities convertible or exchangeable into equity interests of any Acquired Company; (b) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any Acquired Company to issue, transfer, exchange, sell, register for sale, or redeem or otherwise acquire any of its equity interests; (c) options, warrants, calls, subscriptions or other rights, agreements or commitments granting any preemptive or antidilutive or similar rights with respect to any security issued by any Acquired Company; (d) voting trusts or other agreements or understandings to which any Acquired Company is a party or by which any Acquired Company is bound with respect to the voting, transfer, registration, or other disposition of its equity interests; or (e) outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Acquired Companies on any matter. The holders of securities in Electrogroup and its predecessors were limited to fewer than 50 Persons in respect of each particular entity. The securities of Electrogroup and its predecessors have never been offered to the “public” as defined under applicable securities Laws.

4.3         Subsidiaries. Schedule 4.3 sets forth the name of each Subsidiary, and, with respect to each Subsidiary, the type of entity, the jurisdiction in which it is incorporated or organized, the jurisdictions, if any, in which it is qualified to do business, and the authorized, issued and outstanding capital stock of each Subsidiary. Except as set forth on Schedule 4.3, each Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. Each Subsidiary is duly qualified or authorized to do business as a foreign entity and is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not be materially adverse to such Subsidiary. Each Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted. All of the issued and outstanding equity interests of the Subsidiaries (the “Subsidiary Interests”) are held beneficially and of record by the Acquired Companies or by a Subsidiary. The Subsidiary Interests are duly authorized, validly issued, fully paid and non-assessable. The Subsidiary Interests represent one hundred percent (100%) of the authorized, issued and outstanding equity interests of the Subsidiaries. The Subsidiary Interests were issued in compliance with applicable securities Laws. The Subsidiary Interests were not issued in violation of the Organizational Documents of the Subsidiaries or any other agreement, arrangement, or commitment to which any Subsidiary is a party or by which any Subsidiary or any of its assets are bound. Except as set forth on Schedule 4.3 or in the Organizational Documents of the Subsidiaries, there are no (a) outstanding securities convertible or exchangeable into equity interests of any Subsidiary; (b) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating any Subsidiary to issue, transfer, exchange, sell, register for sale, or redeem or otherwise acquire any of its equity interests; (c) options, warrants, calls, subscriptions or other rights, agreements or commitments granting any preemptive or antidilutive or similar rights with respect to any security issued by any Subsidiary; (d) voting trusts or other agreements or understandings to which any Subsidiary is a party or by which any Subsidiary is bound with respect to the voting, transfer, registration, or other disposition of its equity interests; or (e) outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Subsidiary on any matter. No Acquired Company owns, directly or indirectly, or has any rights to acquire, any equity securities of any Person other than the Subsidiaries.

4.4         Authority, Validity and Effect; No Conflict; Required Filings and Consents.

(a)       Each Acquired Company has all requisite power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and this Agreement has been duly executed and delivered by such Acquired Company pursuant to all necessary authorizations and no other corporate action or proceedings on the part of such Acquired Company are necessary to authorize the execution and delivery by such Acquired Company of this Agreement or the consummation of the transactions contemplated hereby. This Agreement is the legal, valid and binding obligation of such Acquired Company, enforceable against such Acquired Company in accordance with its terms, except as limited by (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect, and (ii) the availability of equitable remedies (regardless of whether enforceability is considered in a proceeding at Law or in equity) (collectively (i) and (ii) together, the “General Enforceability Exceptions”).

(b)       Except as set forth on Schedule 4.4(b), neither the execution and delivery of this Agreement by each Acquired Company, nor the consummation by each Acquired Company of the transactions contemplated hereby, nor compliance by each Acquired Company with any of the provisions hereof will (i) conflict with or result in a breach of any provisions of any Organizational Document of any Acquired Company or Subsidiary, (ii) require any notice, consent or approval under, violate, conflict with, constitute or result in the breach of any term, condition or provision of or any loss of any benefit under, constitute a change of control or a default under, or give rise to any right of termination, vesting, amendment, acceleration or cancellation with respect to, in each case with or without due notice or lapse of time or both, or result in the creation or imposition of a Lien upon any property or assets of any Acquired Company or Subsidiary, pursuant to any Material Contract, except as would, in any such event, not have a material impact on any Acquired Company’s or Subsidiary’s ability to consummate the transactions contemplated by this Agreement or conduct its business, in substantially the same manner as conducted as of the Signing Date, or (iii) subject to receipt of the requisite approvals referred to on Schedule 4.4(c), conflict with or violate any Order or Law applicable to any Acquired Company, any Subsidiary, or any of their respective properties or assets.

(c)       Other than as set forth on Schedule 4.4(c), no Consent is required to be obtained by any Acquired Company for the consummation by any Acquired Company of the transactions contemplated by this Agreement, except as would not have a material impact on the Acquired Companies’ ability to consummate the transactions contemplated by this Agreement or conduct its business, in substantially the same manner as conducted as of the Signing Date.

4.5         Financial Statements.

(a)       Seller has delivered to Buyer a copy of the unaudited financial statements, consisting of the balance sheet and the related statements of income, of the Acquired Companies and the Subsidiaries (the “Unaudited Financial Statements”) for the calendar year ended December 31, 2018, and the unaudited financial statements, consisting of the balance sheet and the related statements of income, of the Acquired Companies and the Subsidiaries for the 3-month period ended March 31, 2019 (the “Interim Financial Statements” and together with the Unaudited Financial Statements, the “Financial Statements”). December 31, 2018 is referred to herein as the “Balance Sheet Date” and March 31, 2019 is referred to herein as the “Interim Balance Sheet Date”.

(b)       The Financial Statements present fairly, in all material respects, the financial position and results of operations of the Acquired Companies and the Subsidiaries, as of the respective dates thereof and for the periods indicated therein. The Financial Statements are correct and complete, in all material respects, and are consistent with the books and records of the Acquired Companies (which books and records are in turn are correct and complete, in all material respects) and have been prepared in accordance with GAAP.

(c)       To the Acquired Companies’ Knowledge, except as set forth on Schedule 4.5(c), the Acquired Companies and Subsidiaries do not have any liabilities as of the Signing Date, and will not have any liabilities as of the Closing Date, other than those (i) specifically reflected on and fully reserved against in the Financial Statements, (ii) incurred in the Ordinary Course of Business since the Interim Balance Sheet Date, (iii) that are not, individually or in the aggregate, material to the Acquired Companies and the Subsidiaries taken as a whole, (iv) arising under Material Contracts, or (v) incurred in connection with this Agreement, none of which with respect to clauses (ii)-(v) above is a liability for breach of any Contract, violation of Law, or Action.

(d)       To the Acquired Companies’ Knowledge, in the past two (2) years there has not been any fraud with respect to the operation of the Acquired Companies or Subsidiaries that involves (i) any officer or director of any Acquired Company or Subsidiary or (ii) any employee of any Acquired Company or Subsidiary who, in the case of this subclause (ii), had a significant role in the preparation of the Financial Statements.

(e)       Each of (i) the aggregate value of the assets in Canada of the Acquired Companies and the Subsidiaries and (ii) the gross revenues from sales in or from Canada generated by such assets do not exceed CDN $96 million, all values being calculated in accordance with the Competition Act (Canada) and the regulations thereunder.

4.6         Taxes. Except as set forth on Schedule 4.6:

(a)       Seller, the Acquired Companies and the Subsidiaries have duly and timely filed in accordance with applicable Law all Tax Returns with all Taxing Authorities that they were required to file and duly and timely paid all Taxes due (whether or not shown on any Tax Return). All such Tax Returns were true, correct and complete in all material respects. Jefferson and JE Mexico are members of an affiliated group of corporations which file consolidated federal income tax returns with Seller (the “Seller Group”) as the common parent. No Acquired Company or Subsidiary is subject to any audit, examination or similar proceedings by any Taxing Authorities. The books and other records of each Acquired Company and Subsidiary relating to Taxes have been properly maintained and are in all respects correct. Electrogroup is registered for purposes of HST, GST and PST, as required under Canadian Tax Laws and the Acquired Companies and Subsidiaries are

in material compliance with transfer pricing and royalty requirements in the jurisdictions in which such entities do business.

(b)       No Acquired Company or Subsidiary has received any written Tax ruling or entered into or is currently under negotiations to enter into any agreement with any Taxing Authority. Neither Seller (to the extent such actions could affect the Taxes of an Acquired Company or Subsidiary), nor an Acquired Company or any Subsidiary has agreed to any extension or waiver of the statute of limitations applicable to any Taxes or Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(c)       No Acquired Company nor any Subsidiary is a party to any Tax sharing, Tax indemnity, or Tax allocation agreement (other than a Tax sharing agreement among members of an affiliated group, the common parent of which is an Acquired Company).

(d)       There are no Liens for unpaid Taxes on the assets of Seller, any Acquired Company or Subsidiary, except for Permitted Liens.

(e)       There is no Action currently pending or, to Seller’s or the Acquired Companies’ Knowledge, threatened in writing with respect to any Acquired Company or Subsidiary in respect of any Tax, or with respect to Taxes of Seller or Seller Group that could result in liability to an Acquired Company or Subsidiary. All Tax deficiencies that have been claimed, proposed, or asserted in writing by any Governmental Authority against the Acquired Companies and the Subsidiaries have been fully paid or finally settled.

(f)       No claim has been made in writing by any Taxing Authority in a jurisdiction where any Acquired Company or Subsidiary, as applicable, does not file Tax Returns that any Acquired Company or Subsidiary, as applicable, is, or may be, subject to taxation by that jurisdiction.

(g)       No Acquired Company nor any Subsidiary has liability for Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) (other than the Acquired Companies and the Subsidiaries), as a transferee or successor, by contract or otherwise. All Taxes have been paid in respect of any debt forgiveness transactions involving the Acquired Companies. As of the Closing, all tax sharing, Tax indemnity and Tax allocation agreements (including intercompany payables or receivables) with respect to the Acquired Companies or the Subsidiaries have been terminated and the Acquired Companies and the Subsidiaries shall have no Liability with respect to such agreements following the Closing.

(h)       The Interim Financial Statements reflects all Liabilities for unpaid Taxes of the Acquired Companies and the Subsidiaries for periods (or portions of periods) through the Interim Balance Sheet Date. The Acquired Companies and the Subsidiaries do not have any Liability for unpaid Taxes accruing after the Interim Balance Sheet Date except for Taxes arising in the Ordinary Course of Business following the Interim Balance Sheet Date. Following the Closing, other than Taxes reflected as a liability in determining the Final Net Purchase Price pursuant to Section 2.4, there will be no liability for any Pre-Closing Taxes.

(i)       The Acquired Companies and the Subsidiaries have not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder or under a corresponding or similar provision of state, local, or foreign Tax Law. None of the Acquired Companies nor the Subsidiaries have participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Tax Law.

(j)       None of the Acquired Companies nor the Subsidiaries is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Seller was not the ultimate parent corporation.

(k)       None of the Acquired Companies nor the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date, (vi) prepaid amount received on or prior to the Closing Date or deferred revenue in existence as of the Closing, or (viii) income inclusion under Code Section 951 or 951A with respect to any interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or prior to the Closing Date.

(l)       None of the Seller, Acquired Companies nor the Subsidiaries has received any private letter ruling or other written guidance from the IRS (or any comparable Tax ruling from any other Governmental Authority) which could affect the Taxes of the Acquired Companies or the Subsidiaries after the Closing.

(m)       None of the Acquired Companies nor the Subsidiaries (i) is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction, or (ii) has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(n)       The Acquired Companies and the Subsidiaries have (i) complied with all applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(o)       No payments made to the Seller pursuant to this Agreement will be subject to withholding Taxes.

(p)       Each of the Seller, the Acquired Companies and the Subsidiaries is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Seller, the Acquired Companies and the Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Seller and the Acquired Companies or the Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(q)      To the Seller’s Knowledge, no independent contractor was or is expected to be considered as an employee of the Acquired Companies or the Subsidiaries by an applicable Governmental Authority.

(r)       Electrogroup (i) is treated as a corporation for U.S. federal income tax purposes and no election was made to treat such entity other than as a corporation for U.S. federal income tax purposes, (ii) is not treated as a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, and (iii) has not elected to be treated as a United States person under Code Section 897(i).

(s)       Each of Nexus Custom Magnetics, LLC and Jefferson Electric Mexico Holdings, LLC, is classified as a disregarded entity for United States federal and state income tax purposes (and no election has been made to change the foregoing tax classifications to a corporation for U.S. federal and state income tax purposes). Effective as of the 2008 tax year, Nexus Magneticos de Mexico, S. de R.L de C.V. (“Nexus Magneticos”) made an election on IRS Form 8832 to be classified as a partnership for United States federal and state income tax purposes and such entity has continually been, and will be as of the Closing, so classified as a partnership (and no election has been made to change the foregoing tax classifications to a corporation for United States federal and state income tax purposes).

(t)        The Acquired Companies and the Subsidiaries use the accrual method of accounting for income Tax purposes.

(u)       At no time in the sixty (60) month period preceding the Closing has more than 50% of the fair market value of the Electrogroup shares derived from any one or combination of Canadian real property, Canadian resource property, timber resource property (as each of those terms is defined in the Income Tax Act (Canada) (the “Tax Act”)), or options in respect of, or interests in, or for civil law rights in, any of the foregoing.

(v)       To the extent required by Law, all records to be maintained and all Tax relevant data to be held available by any of the Acquired Companies and the Subsidiaries are stored and available in the books and records to be delivered to Buyer or maintained with the Acquired Companies and the Subsidiaries.

(w)       The shares of Electrogroup are not taxable Canadian property within the meaning of the Tax Act.

(x)        Adequate provision has been made in accordance with GAAP in the books and records and Financial Statements of each Acquired Company.

(y)        For all transactions between any Acquired Company and any person not resident in Canada for purposes of the Tax Act with whom such Acquired Company was not dealing at arm’s length, such Acquired Company has made or obtained records or documents that meet the requirements of sections 247(4)(a) to (c) of the Tax Act. There are no transactions to which section 247(2) or (3) of the Tax Act may reasonably be expected to apply.

(z)       None of section 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act, or any equivalent provision of the Tax Law of any province, territory or any other jurisdiction, has applied or will apply to any Acquired Company at any time up to and including the Closing Date in a manner that would give rise to incremental Tax liabilities or reduction in Tax attributes.

(aa)     Each Acquired Company has not acquired property or services from, or disposed of property to, a non-arm’s length person (within the meaning of the Tax Act) for consideration, the value of which is less than the fair market value of the property or services, as the case may be.

(bb)    The only reserves under the Tax Act or any equivalent provincial or territorial Law anticipated by Seller to be claimed by any Acquired Company for the taxation year deemed under section 249(4) of the Tax Act to have ended as a result of the transactions consummated by this Agreement are set forth in Schedule 4.6.

4.7         Title to and Condition of Personal Property.

(a)       Except as set forth on Schedule 4.7(a), the Acquired Companies and the Subsidiaries have (in the case of owned personal property) good title to, or (in the case of leased personal property) a valid leasehold interest in all of the tangible assets of the Acquired Companies and the Subsidiaries reflected in the Financial Statements or thereafter acquired by the Acquired Companies (the “Tangible Assets”), free and clear of all Liens except for Permitted Liens, excluding assets sold or disposed of by any Acquired Company or Subsidiary in the Ordinary Course of Business since the Interim Balance Sheet Date and not in violation of this Agreement. The Tangible Assets are in good operating condition and repair (normal wear and tear excepted) and are adequate and suitable for their current and contemplated uses. The Tangible Assets have been maintained and repaired in a commercially reasonable manner.

(b)       Except as set forth on Schedule 4.7(b), all of the buildings, offices, plants, structures, fixtures, building systems and equipment, and all components thereof (including the roof, foundation and structural elements), located on the Real Property (the “Improvements”) are supplied with utilities and other services necessary for the operation of the Acquired Companies’ and Subsidiaries’ business as currently conducted and consistent with past practice, and as contemplated by Seller as of the date hereof, are safe for their current occupancy and use, and, to the extent maintenance obligations for the same are the responsibility of an Acquired Company or Subsidiary pursuant to the terms of the applicable lease, are maintained by the applicable Acquired Company or Subsidiary in the manner and to the standard required under the applicable lease. All Improvements under the control of any of the Acquired Companies or Subsidiaries are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for their current and contemplated uses. To the Acquired Companies’ Knowledge, all Improvements that are not under the control of the Acquired Companies or the Subsidiaries are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for their current and contemplated uses.

(c)       The Tangible Assets and the Improvements together constitute all of the tangible assets used in or necessary for the Acquired Companies and Subsidiaries to conduct their business in a manner equivalent in all material respects to the manner in which the Acquired Companies and Subsidiaries conduct their business as of the Signing Date.

(d)       No portion of Reynosa Facility #1 was damaged, in any material way, by the Reynosa Flood.

4.8         Real Property.

(a)       Schedule 4.8(a) contains a complete list of all Real Property owned by the Acquired Companies and the Subsidiaries and their respective interests therein. Each Acquired Company and Subsidiary, as applicable, has good and marketable fee simple title to all owned Real Property, free and clear of all Liens, other than Permitted Liens. Other than as set forth on Schedule 4.8(a), neither Seller nor an Acquired Company or Subsidiary has received any written notice that the use and operation of any owned Real Property is in material violation of applicable Law. There are no Actions pending nor, to the Acquired Companies’ Knowledge, threatened against or affecting the owned Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings. Neither Seller nor an Acquired Company or Subsidiary has leased, subleased, assigned or otherwise granted to any Person the right to use or occupy the owned Real Property or any portion thereof. With respect to all owned Real Property, there are no unrecorded outstanding options, rights of first offer or rights of first refusal to purchase such Real Property or any portion thereof or interest therein. Each Acquired Company or Subsidiary, as applicable, enjoys peaceful and undisturbed possession of the owned Real Property. Neither the whole nor any material portion of any owned Real Property has been damaged or destroyed by fire or other casualty.

(b)       Schedule 4.8(b) contains a complete list of all Real Property leased by the Acquired Companies and Subsidiaries and their respective interests therein (the “Leased Real Property”). Each Acquired Company and Subsidiary, as applicable, has a legal, valid, binding and enforceable leasehold title to each Leased Real Property, free and clear of all Liens, other than Permitted Liens.

(c)       The Real Property listed on Schedule 4.8(a) and Schedule 4.8(b) constitutes all of the material real property interests used in the business and operations of the Acquired Companies and the Subsidiaries.

4.9         Compliance with Laws. Except as set forth on Schedule 4.9:

(a)       The Acquired Companies and the Subsidiaries are, and, during the three (3) year period immediately preceding the Signing Date, have been, in material compliance with all Laws and Orders applicable to their business;

(b)       None of Seller, any Acquired Company or any Subsidiary has received any written or oral notification or communication from any Governmental Authority within the past three (3) years (i) asserting that any Acquired Company or Subsidiary is not in material compliance with any Law or Order, or (ii) threatening to revoke, modify or terminate any material Permit owned or held by any Acquired Company or Subsidiary;

(c)       No investigation or review is pending or, to the Acquired Companies’ Knowledge, threatened by any Governmental Authority with respect to any alleged violation by any Acquired Company or Subsidiary of any Law or Order;

(d)       None of the Acquired Companies or Subsidiaries nor, to the Acquired Companies’ Knowledge, any of their respective directors, officers, managers, employees or any other Person acting on their behalf has, in connection with the operation of the business of any Acquired

Company or Subsidiary, (i) used or promised any funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Law, (ii) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts, or (iii) taken action in material violation of any applicable anti-corruption Law, including the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption Law of a similar nature; and no Action has been filed or commenced alleging any such payments, contributions, gifts, or actions; and

(e)       The Acquired Companies and the Subsidiaries have established and maintained commercially reasonable privacy policies relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by the Acquired Companies and the Subsidiaries (the “Privacy Policies”). In connection with their collection, storage, transfer (including any transfer across national borders) and/or use of any personally identifiable information from any employees (collectively, “Employee Personal Information”), the Acquired Companies and the Subsidiaries are and have been, during the three (3) year period immediately preceding the Signing Date, in compliance with, and the consummation of the transactions contemplated hereby will not breach or cause a violation of, all applicable Laws in all relevant jurisdictions, the applicable Privacy Policies, and the requirements of any Contract to which any Acquired Company or Subsidiary is a party or is otherwise bound. The Privacy Policies are in compliance with all applicable Laws, including with respect to administrative, technical, and physical safeguards, to protect the confidentiality, integrity, and security of Employee Personal Information against unauthorized access, use, modification, disclosure, or other misuse. To the Acquired Companies’ Knowledge, the Acquired Companies and Subsidiaries have not, in the past three (3) years, experienced any loss, damage, or unauthorized access, disclosure, use, or breach of security of any Employee Personal Information in the Acquired Companies’ or Subsidiaries’ possession, custody, or control or otherwise held or processed on their behalf. During the three (3) year period immediately preceding the Signing Date, no Actions have been asserted or, to the Acquired Companies’ Knowledge, threatened against the Acquired Companies or the Subsidiaries alleging a violation of any Person’s privacy or Employee Personal Information or data rights or any of the Privacy Policies. Following the Closing, the Acquired Companies and the Subsidiaries will continue to have the right to use the Employee Personal Information in their possession, custody or control on identical terms and conditions as the Acquired Companies and the Subsidiaries enjoyed immediately prior to the Closing.

4.10       Permits. Schedule 4.10 contains a true, correct and complete list of all material Permits required for the operation of the Acquired Companies’ and Subsidiaries’ business and volume of business as currently conducted and for the ownership, lease, operation or use of the Real Property. Except as set forth on Schedule 4.10, each such Permit is duly issued to an Acquired Company or Subsidiary and is valid and in full force and effect. No Acquired Company or Subsidiary has received any written notice regarding any material change in the status or terms and conditions of any such Permit. The Acquired Companies and Subsidiaries are in material compliance with all Permits required for the operation of the Acquired Companies’ and Subsidiaries’ business and volume of business as currently conducted and for the ownership, lease, operation or use of the Real Property, and no event has occurred which, with or without notice or lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any such Permit. No such Permit will be impaired by the consummation of the transactions contemplated by this Agreement. All fees and charges with respect to such Permits that are due and payable as of the Signing Date have been paid in full and those due and payable prior to the Closing Date shall have been paid in full.

4.11       Employee Benefit Plans.

(a)       Schedule 4.11(a) sets forth a complete list of (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, currently in effect, and (ii) all other written or oral employee benefit, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, executive compensation, current or deferred compensation, incentive compensation, stock compensation, stock purchase, stock option, stock appreciation, phantom stock option, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, legal, health or other medical, dental, life, disability or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, and any other benefit plan, program, agreement, arrangement or policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured to which any Acquired Company or Subsidiary currently makes or is required to make payments, transfers, or contributions in respect of the current or former officers, directors, and employees (and their dependents and beneficiaries) of the Acquired Companies and the Subsidiaries (all of the above being hereinafter individually or collectively referred to as “Employee Plan” or “Employee Plans,” respectively). Schedule 4.11(a) separately lists each Employee Plan that is maintained, sponsored, contributed to, or required to be contributed to by Seller or any Acquired Company or Subsidiary primarily for the benefit of employees of the Acquired Companies and the Subsidiaries outside of the United States.

(b)       Copies of the following materials have been delivered or made available to Buyer: (i) all current plan documents (including any amendments) for each Employee Plan or, in the case of an unwritten Employee Plan, a written description of its material terms, (ii) all current determination letters or opinion letters from the Internal Revenue Service (the “IRS”) or Canada Revenue Agency or any other Taxing Authority and any material correspondence from any Governmental Authority received within the past six (6) years with respect to any of the Employee Plans, as applicable, (iii) all current summary plan descriptions, summaries of material modifications, annual reports, and summary annual reports with respect to any of the Employee Plans, as applicable, (iv) in the case of any Employee Plan for which a Form 5500 must be filed, a copy of the two most recently filed Forms 5500, with all corresponding schedules and financial statements attached, if applicable, (v) actuarial valuations and reports related to any Employee Plans with respect to the most recently completed plan years, if required by applicable Law, (vi) the most recent nondiscrimination tests performed under the Code, and (vii) copies of material notices, letters or other correspondence from the Internal Revenue Service, U.S. Department of Labor, U.S. Department of Health and Human Services, Pension Benefit Guaranty Corporation, Canada Revenue Agency, or other Governmental Authority within the prior three (3) years relating to the Employee Plans.

(c)       Except as set forth on Schedule 4.11(c), each Employee Plan is and has been established, maintained, operated, funded, and administered and all required filings and reports have been made in a timely and complete manner with the applicable Governmental Authority in material compliance with its terms and any related documents or agreements and in material compliance with all applicable Laws in all material respects, all contributions required under the terms of the Employee Plans or applicable Laws have been timely made or accrued for, all payments of pension benefits required under the terms of the Employee Plans or applicable Laws have been timely made, no taxes, penalties or fees are due by any of the Acquired Companies or the Subsidiaries with respect to any Employee Plan and there are no material defaults or violations in any of the theses regards.

(d)       Each Employee Plan intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has been determined by the IRS to be so qualified and received a favorable and current determination letter from the IRS with respect to the most recent five (5) year filing cycle (or, if such Employee Plan is a master, prototype or volume submitter plan, may rely on a favorable opinion letter issued by the IRS), and each trust created thereunder is exempt from tax under the provisions of Section 501(a) of the Code. To the Acquired Companies’ Knowledge, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Benefit Plan. To the Acquired Companies’ Knowledge, nothing has occurred with respect to any Employee Plan that has subjected or could reasonably be expected to subject Seller or any of its ERISA Affiliates or, with respect to any period on or after the Closing Date, Buyer or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975 or 4980H of the Code, the Tax Act, or any Canadian pension legislations.

(e)       No Acquired Company nor any Subsidiary has engaged in or knowingly permitted to occur and, to the Acquired Companies’ Knowledge, no other party has engaged in or permitted to occur, any transaction prohibited by Section 406 of ERISA or any “prohibited transaction” under Code Section 4975(c) with respect to any Employee Plan, except for any transactions which are exempt under Section 408 of ERISA or Section 4975 of the Code, that could result in any material liability or excise Tax under the Tax Act, the Excise Tax Act (Canada), ERISA, the Code, or any other Law being imposed on any Acquired Company or Subsidiary.

(f)       No Acquired Company, Subsidiary, or ERISA Affiliate currently has an obligation to contribute to a defined benefit plan, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or funding requirements under the Tax Act or any applicable Canadian pension legislation (except as set forth in the following sentence) or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or the Tax Act or any applicable Canadian pension legislation. The sole registered pension plan applicable to Canadian employees under applicable Canadian pension Laws is a single employer defined benefit pension plan sponsored by Electrogroup at its facility located at 612 rue Bernard, Granby, QC, J2J 0H6 (the “Granby Facility”) in which a majority of its union employees are members.

(g)       There are no pending or, to the Acquired Companies’ Knowledge, threatened (i) legal proceedings, assessments, complaints, proceedings or investigations of any kind in any court of Governmental Authority or (ii) claims (other than routine claims for benefits), in either case, with respect to any Employee Plan, and, to the Acquired Companies’ Knowledge, there exists no state of facts which could reasonably be expected to give rise to any such legal proceedings, assessments, complaints, proceedings or investigations or to affect the registration of any Employee Plan required to be registered. No Employee Plan has within the last three (3) years been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority.

(h)       With respect to each group health plan benefiting any current or former employee of any Acquired Company or Subsidiary that is subject to Section 4980B of the Code, the Acquired Companies and the Subsidiaries have complied in all material respects with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(i)       No Employee Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by Law, (ii) death or retirement benefits under any Employee Plan that is intended to be qualified under Section 401(a) of the Code or (iii) deferred compensation benefits reflected on the books of the Acquired Companies.

(j)       Except as set forth on Schedule 4.11(j), neither the execution and delivery of this Agreement nor the consummation of the transactions hereby, disregarding any termination of employment which may occur on or after the Closing, will constitute an event under any Employee Plan that will or may (i) result in any payment (including, without limitation, severance, bonus, golden parachute or otherwise) becoming due by any Acquired Company or Subsidiary to any manager, director, officer, employee or other service provider of any Acquired Company or Subsidiary from such Acquired Company or Subsidiary under any Employee Plan, (ii) increase any benefits or obligation to fund benefits otherwise payable under any Employee Plan, (iii) accelerate the time of payment or vesting of any such benefits, or (iv) result in any vesting, distribution, restriction on funds, or forgiveness of indebtedness.

(k)       Except as set forth on Schedule 4.11(k), no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, stockholder or other service provider of the Acquired Companies or Subsidiaries under any Employee Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or any other applicable Tax legislation.

(l)       Except as set forth on Schedule 4.11(c), all contributions or premiums required to be made by the Acquired Companies and Subsidiaries under the terms of each Employee Plan, any collective agreement or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Employee Plans and any applicable collective agreement. All liabilities of the Acquired Companies and the Subsidiaries (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with ASPE in the Financial Statements. No insurance policy or other contract or agreement affecting any Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder.

4.12       Material Contracts.

(a)       Set forth on Schedule 4.12(a) is a list, as of the Signing Date, of the following Contracts to which any Acquired Company or Subsidiary is a party:

(i)        each Contract relating to any joint venture, partnership, strategic alliance, or sharing of profits;

(ii)       each Contract that materially limits the right of any Acquired Company or Subsidiary to (A) engage in or compete with any Person in any business or in any geographical area or (B) solicit or hire any Person with respect to the business of the Acquired Companies or Subsidiaries;

(iii)       each collective bargaining Contract or other Contract with any labor union, labor association, works council, or labor board representing any employee of an Acquired Company or Subsidiary;

(iv)       each license of Intellectual Property, except for licenses implied by the sale of goods, shrink-wrap and click-wrap software licenses, end-user licenses, and licenses to software generally commercially available;

(v)       each Contract relating to the incurrence, assumption or guarantee of any indebtedness or imposing a Lien on any of the assets of any Acquired Company or Subsidiary, including any capital leases with aggregate obligations exceeding $25,000;

(vi)       each Contract pertaining to employment arrangements with any officer, director, employee, or independent contractor that (A) provides for severance, termination, retention, change in control, or similar payments, (B) provides for any notice periods or benefits over and above statutory minimums, or (C) is not terminable without penalty on no more than ninety days’ notice;

(vii)      each Contract with any current or former officer, manager, or employee of any Acquired Company or Subsidiary under which the Acquired Companies or Subsidiaries have any liability or obligation in excess of $100,000, not including any contracts that are terminable without penalty on no more than ninety days’ notice;

(viii)     any Contract that relates to the acquisition or disposition of any business or assets or the sale or supply of any product or services pursuant to which any Acquired Company or Subsidiary has any liability in excess of $100,000 individually or $500,000 in the aggregate;

(ix)        each Contract with each Significant Customer and each Contract with each Significant Supplier;

(x)         any customer Contract which contains a “most favored nation” or similar clause;

(xi)        each Contract relating to the lease, sublease, or assignment of any portion of any Real Property owned or leased by an Acquired Company or Subsidiary;

(xii)       any Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of any Acquired Company or Subsidiary, (B) any of the Acquired Companies or Subsidiaries has directly or indirectly guaranteed liabilities or obligations of any other Person;

(xiii)      any Contract granting any rights of first refusal, rights of first negotiation or other similar rights to any Person with respect to the sale of any Tangible Assets but excluding any Contract granting a customer the right to purchase assets dedicated to the provision of services to such customer upon the termination of such Contract;

(xiv)      any Contract in respect of any interest rate, currency and commodity hedge, swap, collar, cap or similar instrument, in each case, relating to notional amounts in excess of $500,000;

(xv)       any Contract providing for the settlement of any Action (A) which will involve payments after the Interim Balance Sheet Date of consideration in excess of $100,000 or imposition of monitoring or reporting obligations to any other Person, or (B) with respect to which conditions precedent to the settlement have not been satisfied;

(xvi)      any Contract with respect to the sharing, allocation or indemnifying for Taxes or Tax costs that will survive the Closing Date;

(xvii)     any Contract that provides for the indemnification of any Person or the assumption of any Tax, environmental or other liability of any Person;

(xviii)     any Contract that binds any of the Acquired Companies or Subsidiaries to any exclusive business arrangement;

(xix)        any Contract that contains earn-out, deferred or contingent purchase price or similar contingent payment obligations;

(xx)         any Contract involving aggregate consideration in excess of $100,000 and which, in each case, cannot be terminated without penalty on no more than ninety days’ notice;

(xxi)        any Contract that provides for the making of any advance, loan, or extension of credit by an Acquired Company or Subsidiary to a Person;

(xxii)       any Contract between or among any Acquired Company or Subsidiary, on the one hand, and Seller or any Affiliate of Seller, on the other hand, that will survive the Closing Date;

(xxiii)      any Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) during the past two (2) years or in the future, other than in the Ordinary Course of Business;

(xxiv)      any Contract with any staffing, leasing, or employment agency or recruiter regarding temporary, leased, or non-permanent labor or employees at any Acquired Company or Subsidiary;

(xxv)       all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts; and

(xxvi)      any Contract agreeing to enter into any of the foregoing.

(b)          The Contracts disclosed pursuant to Section 4.12(a), and all other Contracts that are material to the operation of any Acquired Company or Subsidiary not previously disclosed pursuant to Section 4.12(a), together with all material amendments, modifications or supplements thereto (the “Material Contracts”) have heretofore made available to Buyer. Each Material Contract is in full force and effect in all material respects and constitutes a legal, valid and binding obligation of the applicable Acquired Company or Subsidiary, and, to the Acquired Companies’ Knowledge, of the other parties thereto, subject to the General Enforceability Exceptions. There is no material breach or default by the applicable Acquired Company or Subsidiary or, to the Acquired Companies’ Knowledge, any third party under any Material Contract, and no event has occurred, or would occur as a result of the Closing, which, with notice or lapse of time or both, would constitute a breach or default or would permit termination, acceleration or modification thereof, or other changes of any right or obligation or the loss of any benefit thereunder, in any material respect by any party to such Material Contract. No party to any of the Material Contracts has exercised any termination right with respect thereto, and no party has given written, or, to the Acquired Companies’ Knowledge, oral, notice of any material dispute with respect to, or any intention to terminate or materially change the terms of, any Material Contract. No Acquired Company or Subsidiary has assigned, delegated, or otherwise transferred to any third party any of its rights, title, interest, or obligations under any Material Contract. Except as set forth on Schedule 4.12(b), the consummation of the transactions contemplated herein will not trigger any change of control, anti-

assignment or similar provision under any Material Contract requiring the consent or approval of any third party.

4.13       Legal Proceedings. Except as set forth on Schedule 4.13, there are no Actions (a) pending, or, to the Acquired Companies’ Knowledge, threatened, against any Acquired Company or Subsidiary or any of their respective properties or assets, or (b) to the Acquired Companies’ Knowledge, pending that challenge, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement. No Acquired Company nor any Subsidiary is subject to or in breach or violation of any Order. To Acquired Companies’ Knowledge, no event has occurred or circumstance exists that will give rise to, or serve as a basis for, any Order against any of the Acquired Companies or Subsidiaries. In the last two (2) years, no Acquired Company or Subsidiary nor, to Acquired Companies’ Knowledge, any officer, manager, director or key employee of any Acquired Company or Subsidiary, has been permanently or temporarily enjoined by any Order from engaging in or continuing any conduct or practice in connection with the operation or the management of the Acquired Companies’ or Subsidiaries’ business. There is no Action pending against any current or, to the Acquired Companies’ Knowledge, former director, manager or employee of any Acquired Company or Subsidiary with respect to which such Acquired Company or Subsidiary has, or, to the Acquired Companies’ Knowledge, is reasonably likely to have, an indemnification obligation.

4.14       Intellectual Property.

(a)       Schedule 4.14(a) sets forth an accurate and complete list of the Acquired Company-Owned IP, including a list of registered Acquired Company-Owned IP. Except as set forth on Schedule 4.14(a), (i) each Acquired Company or Subsidiary owns all right, title and interest in, or has the valid right or license to use, all of its respective Acquired Company IP, and (ii) the Acquired Company-Owned IP is not subject to any Lien, except for Permitted Liens. To the Acquired Companies’ Knowledge, the Acquired Company-Owned IP is valid, subsisting, and in full force and effect, and has not been cancelled, expired or abandoned.

(b)       Except as set forth on Schedule 4.14(b), (i) there is no Action pending against the Acquired Companies or Subsidiaries, (ii) in the last two (2) years neither Seller nor any Acquired Company nor Subsidiary has received any written notice of any claim, and, (iii) to the Acquired Companies’ Knowledge, in the last two (2) years, no claim has been threatened, in each case of (i), (ii) and (iii) above, that (A) alleges that any aspect of the business of the Acquired Companies or Subsidiaries infringes, misappropriates or otherwise violates any third party’s right in or to such third party’s own Intellectual Property, or (B) challenges the validity, enforceability, use or exclusive ownership of any Acquired Company-Owned IP. To the Acquired Companies’ Knowledge, in the last two (2) years, no Person has infringed, misappropriated or otherwise violated or is currently infringing, misappropriating or otherwise violating any of the rights of any Acquired Company or Subsidiary in the Acquired Company-Owned IP.

(c)       The Acquired Company IP constitutes all of the Intellectual Property necessary and sufficient for the conduct of the Acquired Companies’ and Subsidiaries’ business as currently conducted and the continued operation of the Acquired Companies’ and Subsidiaries’ business consistent with past practice immediately following the Closing.

(d)       None of the Acquired Company-Owned IP is subject to any outstanding Order that restricts in any material respect the use, transfer or licensing thereof or affects in any material respect the validity, use or enforceability thereof.

(e)       Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to result in (i) the loss or impairment of right of any of Acquired Company or Subsidiary to own or use any of the Acquired Company-Owned IP or (ii) the requirement to pay any additional consideration for the right to own or use any of the Acquired Company-Owned IP.

(f)       The Acquired Companies and Subsidiaries have used commercially reasonable efforts to protect the confidentiality of all trade secrets and know-how included in the Acquired Company-Owned IP.

(g)       Schedule 4.14(g)(i) sets forth an accurate and complete list of registered Acquired Company IP owned by the Seller that is not Acquired Company-Owned IP as of the Signing Date (the “Assignable Acquired Company IP”). Except as set forth on Schedule 4.14(g)(ii), neither Seller nor any of its Affiliates (other than any of the Acquired Companies or Subsidiaries) is a licensee of any Acquired Company IP that is currently used by the Acquired Companies and/or Subsidiaries in their business as currently conducted, except with respect to any Acquired Company IP that is also validly licensed directly to the applicable Acquired Companies and/or Subsidiaries.

4.15       Insurance. Schedule 4.15 sets forth a correct and complete list of all policies of insurance in effect as of the Signing Date held by or applicable to the Acquired Companies and Subsidiaries (the “Acquired Company Policies”), all of which have been made available to Buyer. All Acquired Company Policies are in full force and effect in all material respects and have not been subject to any lapse in coverage. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy held by any Acquired Company or Subsidiary has been cancelled by the insurer within the last two (2) years and no Acquired Company or Subsidiary has received any notice of cancellation of, premium increase with respect to, or alteration of coverage under any of the Acquired Company Policies during such period. The Acquired Company Policies are of the type and are in amounts commercially reasonable in connection with the Acquired Companies’ and Subsidiaries’ business as currently conducted and are sufficient for compliance in all material respects with applicable Law and with Contracts to which the Acquired Companies and Subsidiaries are party or by which they are bound. All premiums due on the Acquired Company Policies have been paid when due and payable. There are no Actions related to the Acquired Companies’ or Subsidiaries’ business pending under any of the Acquired Company Policies in respect of which there is an outstanding reservation of rights. The Acquired Company Policies do not provide for any retrospective premium adjustment or other experience-based liability on the part of any of the Acquired Companies or the Subsidiaries. During the last two (2) years, no claim by any Acquired Company or any Subsidiary under any Acquired Company Policy has been questioned, denied or disputed (other than routine requests for quotes), nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. None of the Acquired Companies or the Subsidiaries is in default under any material provision of any Acquired Company Policy.

4.16       Personnel.

(a)       Except with respect to the Contracts set forth on Schedule 4.12(a) that are responsive to subsection (iii) of Section 4.12(a), no Acquired Company nor any Subsidiary is a party to or subject to any collective bargaining agreements, and (i) no labor union or other collective bargaining unit represents or claims to represent any of the Acquired Companies’ or Subsidiaries’ employees, (ii) no labor organization or group of current or former employees has made a pending demand for recognition, and there are no representation proceedings, applications or petitions seeking a representation proceeding presently pending with the National Labor Relations Board or other labor relations tribunal, and (iii) to the Acquired Companies’ Knowledge, there is no union campaign being conducted to unionize any of the employees of any of the Acquired Companies or the Subsidiaries. Neither the Acquired Companies nor the Subsidiaries are currently engaged in any labor negotiation. There is, and in the last three years there has been, no labor strike, picketing, slowdown, lockout, employee grievance process or other work stoppage or labor dispute pending or, to Acquired Companies’ Knowledge, threatened between any Acquired Company or Subsidiary, on the one hand, and any of its employees, on the other hand, except for such disputes with individual employees arising in the Ordinary Course of Business. Except as set forth on Schedule 4.13, there is no grievance or arbitration proceeding arising out of or under any collective bargaining agreement which is pending or, to the knowledge of the Acquired Companies, threatened against the Acquired Companies and the Subsidiaries. Neither the Acquired Companies nor the Subsidiaries has in the last five years engaged in any unfair labor practice nor are the Acquired Companies or Subsidiaries aware of any pending or threatened complaint regarding any alleged unfair labor practice.

(b)       Schedule 4.16 sets forth a true and complete list of the job titles, dates of hire, date of birth, location of employment, exempt or non-exempt status, whether not actively working for any reason, annual salary, monthly rates or hourly rates, bonuses and other compensation, and the amounts of accrued and unused vacation time, as applicable, of all employees and, as applicable to an independent contractor, independent contractors of the Acquired Companies and Subsidiaries as of two Business Days prior to the Signing Date. Except as set out in Schedule 4.16, no employee is on long-term disability leave or otherwise an inactive employee.

(c)       The Acquired Companies and Subsidiaries are in compliance in all material respects with all applicable Laws pertaining to the employment or termination of employment of their employees, including all such Laws relating to labor relations, equal employment opportunities, fair employment practices, human rights, accessibility, prohibited discrimination, wage and hour requirements, overtime pay, pay equity, social insurance and housing fund contributions, union fees, severance, annual leave, minimum wage, child labor, classification of employees and independent contractors, whistleblowing, plant closures and layoffs, wrongful termination, government contracting (including compliance with all Executive Orders, background and exclusion screening requirements, and affirmative action plans), immigration and naturalization, collective bargaining, occupational safety and health, language of work, and other similar employment activities. All of the persons who are receiving remuneration for work or services provided to the Acquired Companies and the Subsidiaries who are not employees are treated as independent contractors, are properly characterized as independent contractors and are not likely to be characterized by any Governmental Authority as employees.

(d)       All amounts required to be withheld from employees of the Acquired Companies and Subsidiaries have been paid to the appropriate Governmental Authority and the Acquired Companies and Subsidiaries are not liable for any arrears of labor union fees, personal portions of insurance and housing fund contributions, Taxes, penalties or other sums for failure to comply with the foregoing. With respect to any Subsidiary domiciled in Mexico, such Subsidiary has paid in full all amounts required to be paid to the Instituto Mexicano del Seguro Social (IMSS), Instituto para el Fondo de la Vivienda de los Trabajadores (INFONAVIT), and the Sistema de Ahorro para el Retiro (SAR) as per Mexican Laws and Regulations. The Acquired Companies and Subsidiaries have paid in full all wages, salaries, commissions, bonuses, benefits, and other compensation due to or on behalf of any employee or independent contractor other than such compensation that is accrued and unpaid as of the Signing Date, which amounts will be paid on the next regular payroll date following the Signing Date or otherwise in accordance with their respective terms, as applicable. There is no claim with respect to the payment of wages, salary or overtime is now pending or, to the Acquired Companies’ Knowledge, threatened with respect to any current or former employee or independent contractor of any Acquired Company or Subsidiary.

(e)       There has not been in the past two (2) years, and there currently is, no charge of discrimination in employment or employment practices for any reason, including without limitation, race, disability, age, gender, sexual orientation, religion, national origin, or other legally protected category which has been asserted or is now pending or, to Acquired Companies’ Knowledge, threatened against any Acquired Company or Subsidiary before the United States Equal Employment Opportunity Commission or any other Governmental Authority. In the past two (2) years there have been no complaints, actions, suits, claims, investigations, or other proceedings against any Acquired Company or Subsidiary pending, or, to Acquired Companies’ Knowledge, threatened to be filed, by or with any Governmental Authority in connection with the employment or separation of employment of any current or former employee or in connection with the use of any independent contractor of any Acquired Company or Subsidiary.

(f)       There has been no “mass layoff”, “mass termination”, “permanent discontinuance”, “collective dismissal”, or “plant closing” (as defined by WARN or any other relevant employment Law, including the Employment Standards Act (Ontario) (the “ESA”), the Act Respecting Labour Standards (Quebec) (the “ALS”), and the Mexican Federal Labor Law) at any “single site of employment” (as defined by WARN) or “establishment” (as defined by the ESA) or “employer” (as defined in the ALS) where current or former employees are or were located within the last two (2) years.

(g)       To the Acquired Companies’ Knowledge, none of the employees or other persons who are receiving remuneration for work or services provided to the Acquired Companies or the Subsidiaries is in violation of any non-competition, non-solicitation or non-disclosure agreement with any third party.

(h)       All current assessments under applicable Law relating to workers compensation and occupational health and safety that relate to the Acquired Companies and the Subsidiaries have been paid or accrued. There is no notice of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment which any Acquired Company or Subsidiary has received during the past five years from any workplace safety and insurance or workers’ compensation board or similar Governmental Authority in any jurisdiction where the relevant business is carried on that remain unpaid. All inspection reports received by any Acquired Company or Subsidiary in the past two years under any occupational health and safety Laws have been made available to Buyer. There are no outstanding orders from any Governmental Authority or any pending charges made under any such Laws relating to any Acquired Company or Subsidiary or its business. Except as set out in Schedule 4.16, there are no pending or, to the knowledge of the Acquired Companies, threatened charges against the Acquired Companies and the Subsidiaries under occupational health and safety laws. There have been no fatal or critical accidents which have occurred in the course of the operation of the business in the last five (5) years which might lead to charges under applicable Law governing workplace health and safety in the jurisdiction where the Acquired Companies and the Subsidiaries have employees. To the Acquired Companies’ Knowledge, there are no materials present in the business, exposure to which may result in an occupational disease as defined in an Act respecting industrial accidents and occupational diseases (Québec) or any other applicable Law. Except as set out in Schedule 4.16, the Acquired Companies and the Subsidiaries have complied in all respects with any Orders issued to the Acquired Companies or the Subsidiaries under occupational health and safety laws.

4.17       Conduct of Business in Ordinary Course. Except for the transactions contemplated hereby, and except as set forth on Schedule 4.17, since the Balance Sheet Date, (a) the Acquired Companies and the Subsidiaries have conducted their business and respective operations in the Ordinary Course of Business consistent with past practices, (b) there has not been any change that has had a Material Adverse Effect, and (c) the Acquired Companies and the Subsidiaries have not taken any actions that would be prohibited by Section 7.1 hereof if taken after the Signing Date.

4.18       Customers and Suppliers. Schedule 4.18(a) contains a complete list of (a) (i) the twenty (20) largest customers, by dollar volume, of the Acquired Companies and the Subsidiaries for the calendar year ended December 31, 2018 (the “Significant Customers”) and (ii) the ten (10) largest suppliers, by dollar volume, of the Acquired Companies and the Subsidiaries for the calendar year ended December 31, 2018 (the “Significant Suppliers”) and (b) the dollar volume of business with each Significant Customer and Significant Supplier during such period. Except as set forth on Schedule 4.18(b), since the Balance Sheet Date, no Significant Customer or Significant Supplier has terminated or materially reduced or changed the terms of its business relationship with the Acquired Companies and/or the Subsidiaries, or given written notice to any Acquired Company or Subsidiary of its intent to do so. To the Acquired Companies’ Knowledge, no Significant Customer or Significant Supplier intends to terminate, not renew, or materially reduce or change the terms of its business with any of Acquired Company or Subsidiary, other than any expiration of any Contract with a Significant Customer or Significant Supplier pursuant to its terms. No Significant Customer or Significant Supplier has notified the Acquired Companies in writing of the existence of any fact, circumstance or occurrence which if true, gives such Significant Customer or Significant Supplier the right to terminate or materially reduce its obligations under any of such Significant Customer’s or Significant Supplier’s Contracts with any of the Acquired Companies or the Subsidiaries. There are no outstanding material disputes with any Significant Customer or Significant Supplier.

4.19       Accounts Receivable. The accounts receivable of the Acquired Companies and the Subsidiaries reflected on the books and records of the Acquired Companies and the Subsidiaries (except (a) for intercompany balances and (b) to the extent of the allowance for doubtful accounts with respect to such receivables reflected on the Financial Statements) (i) represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business; (ii) constitute only valid, undisputed claims of the Acquired Companies and Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business consistent with past practice; and (iii) subject to a reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the books and records of the Acquired Companies and the Subsidiaries, to the Acquired Companies’ Knowledge, are collectible in full within 180 days after billing. The reserve for bad debts shown on the Interim Balance Sheet or, with respect to accounts receivable arising after the Interim Balance Sheet Date, on the books and records of the Acquired Companies and the Subsidiaries, have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes. Except as set forth on Schedule 4.19, to the Acquired Companies’ Knowledge, there are no material disputes with respect to any of the accounts receivable reflected on the Financial Statements that have not been reserved for on the Financial Statements.

4.20       Related Party Transactions. Except as set forth on Schedule 4.20, no employee, officer, director, manager or stockholder of any Acquired Company or Subsidiary, or any member of his or her Immediate Family (each a “Related Person”) (a) owes any amount to any Acquired Company or Subsidiary, (b) is involved in any material business arrangement with any Acquired Company or Subsidiary (save for an employment, ownership, or management relationship with any Acquired Company or Subsidiary and other arms’-length transactions), or (c) to the Acquired Companies’ Knowledge, has any claim or cause of action against any Acquired Company or Subsidiary, other than claims for accrued compensation, benefits or expense reimbursement arising in the ordinary course of employment, (d) owns any property or right, tangible or intangible, that is used by any Acquired Company or Subsidiary, or (e)

to the Acquired Companies’ Knowledge, owns, directly or indirectly, any stock or other ownership interest or investment in any Person that is a competitor, supplier, customer, lessor or lessee of an Acquired Company or Subsidiary. Except as set forth on Schedule 4.20, no Acquired Company nor any Subsidiary owes any amount to, and no Acquired Company nor any Subsidiary has committed to make any loan or extend or guarantee credit to, or for the benefit of, or have any indebtedness to, any Related Person, except in respect of remuneration earned or expenses incurred in the Ordinary Course of Business (including in connection with an employment, ownership or management relationship or operational liabilities and obligations of the Acquired Companies to its employees, officers, directors, managers and stockholders). Except as set forth on Schedule 4.20, there is no Contract or other arrangement between any Acquired Company or Subsidiary, on the one hand, and Seller or any of its Affiliates, on the other hand (the “Affiliate Agreements”). Except as provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (either alone, or upon the occurrence of any act or event, or with the lapse of time, or both) result in any payment arising or becoming due from any Acquired Company or Subsidiary to Seller or any of its Affiliates.

4.21       No Brokers. Except for Lincoln International LLC, no broker, finder or similar agent has been employed by or on behalf of the Acquired Companies or Subsidiaries, and no Person with which the Acquired Companies or Subsidiaries have had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby. No Acquired Company or Subsidiary has incurred any liability to pay any fees or commissions to any financial advisor, broker, finder or agent in connection with this Agreement for which Buyer would become liable or obligated or for which any Acquired Company or Subsidiary will have any obligation after Closing.

4.22       Inventories. Except as set forth on Schedule 4.22, all Inventory of the Acquired Companies and the Subsidiaries (the “Acquired Company Inventory”), whether or not reflected on the Financial Statements, consists of a quality and quantity usable and, with respect to finished goods, saleable in the Ordinary Course of Business, except for slow-moving or obsolete items and items of below-standard quality, all of which have been written off or written down to lower of cost or net realizable value in the Financial Statements. All inventories not written-off have been priced in a manner that is consistent with GAAP. The quantities of each item of Acquired Company Inventory (whether raw materials, intermediaries, work-in-process or finished goods) are reasonable in the present circumstances of the business of the Acquired Companies and the Subsidiaries consistent with the methodology used by the Acquired Companies and the Subsidiaries in the past to determine reasonable inventory quantities. No Acquired Company or Subsidiary is in possession of any material amount of Acquired Company Inventory that is not owned by such Acquired Company or Subsidiary, including goods already sold. The values at which the Acquired Company Inventory are carried on the Financial Statements reflects: (a) an inventory valuation policy of the Acquired Companies and Subsidiaries which is consistent with industry practice and which is in accordance with GAAP, consistently applied in accordance with past practices, and (b) an explicit inventory reserve on the books and records of the Acquired Companies and Subsidiaries. Except as set forth on Schedule 4.22, all Acquired Company Inventory (i) was acquired or produced in the Ordinary Course of Business consistent with past practice; (ii) contains all appropriate forms of identification necessary to be in compliance with applicable Laws; (iii) is free and clear of all Liens other than Permitted Liens; and (iv) conforms to customary trade standards for marketable goods.

4.23       Environmental, Health and Safety Matters.

(a)       Except as set forth on Schedule 4.23, (i) the Acquired Companies and Subsidiaries are, and for the past five (5) years have been, in material compliance with all Environmental Laws applicable to the conduct of their business as presently conducted and the occupancy of the Real Property as presently occupied, (ii) in the past five (5) years, no Acquired Company or Subsidiary has received any written notice stating that the conduct of its business or the condition of any of its Real Property, or any real property formerly owned, leased or operated by the Acquired Companies or Subsidiaries in connection with their business, was, is, or may be, in violation of any Environmental Law or that any Acquired Company or Subsidiary is, or may be, liable for personal injury or property damage or for any other costs or expenses in connection with a material violation of any Environmental Law, (iii) no Acquired Company or Subsidiary has received any Environmental Claim or written request related to the Release of Hazardous Materials pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements, (iv) no Action is pending or, to the Acquired Companies’ Knowledge, threatened against any Acquired Company or Subsidiary that alleges a violation by any Acquired Company or Subsidiary of any applicable Environmental Laws, and (v) no Acquired Company or Subsidiary has retained or assumed, by contract any liabilities or obligations of third parties under Environmental Law.

(b)        Except as set forth on Schedule 4.23, (i) the Acquired Companies and Subsidiaries have not used, treated, stored, recycled, manufactured, disposed of, arranged for or permitted the disposal of, transported, distributed, handled, or Released any Hazardous Material in material violation of Environmental Law, and there has been no material Release of Hazardous Materials in or on the Real Property, (ii) in the past five (5) years, no Acquired Company or Subsidiary has received any written notice that any of the Real Property, or any real property formerly owned, leased or operated by the Acquired Companies or Subsidiaries in connection with their business, (including soils, groundwater, surface water, buildings and other structure located thereon) has been materially contaminated with any Hazardous Material, (iii) to the Acquired Companies’ Knowledge, no condition or circumstance concerning the Release or regulation of Hazardous Materials exists that would reasonably be expected to prevent, impede or materially increase the costs associated with the ownership, lease, operation, performance or use of the Acquired Companies’ and Subsidiaries’ business or Real Property as currently carried out, (iv) none of the Acquired Companies’ or Subsidiaries’ business or Real Property, or to the Acquired Companies’ Knowledge, any real property formerly owned, leased or operated by the Acquired Companies or Subsidiaries in connection with their business, is listed on, or to the Acquired Companies’ Knowledge has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state or foreign list, (v) none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state or foreign list, and (vi) in the past five (5) years, no Acquired Company or Subsidiary has received any written notice regarding potential liabilities with respect to such off-site Hazardous Materials treatment, storage, or disposal facilities or locations.

(c)        Except as set forth on Schedule 4.23, there are no present or, to the Acquired Companies’ Knowledge, past, conditions, events, circumstances or facts that could reasonably be expected to form the basis of any Actions against any Acquired Company or Subsidiary based on any violation of Environmental Law.

(d)       (i) To the extent in Seller’s or the Acquired Companies’ possession after using commercially reasonable efforts to obtain any such items, Seller has provided or otherwise made available to Buyer any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models, permits, authorizations, material correspondence with a Governmental Authority relating to environmental matters and other similar documents with respect to the Acquired Companies’ and Subsidiaries’ business or Real Property, related to compliance with Environmental Laws; and (ii) Seller has provided or otherwise made available to Buyer any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes).

4.24       Product Warranty. Except as set forth on Schedule 4.24(a): (a) there are no material product warranty claims currently pending or, to the Acquired Companies’ Knowledge, threatened in writing against any Acquired Company or Subsidiary; (b) there have been no such product warranty claims made against any of the Acquired Companies or Subsidiaries in the past two (2) years; and (c) there are no material outstanding obligations or liabilities with respect to the replacement or repair of any products manufactured, distributed or sold by or on behalf of any Acquired Company or Subsidiary, in each case other than in accordance with the Acquired Companies’ or Subsidiaries’ standard terms and conditions or the Contracts with its customers. Except as set forth on Schedule 4.24(b), there have been no product recalls by any Acquired Company or Subsidiary in the past two (2) years. All products manufactured, distributed or sold by or on behalf of any Acquired Company or Subsidiary comply in all material respects with all applicable Law. The Acquired Companies will not have any liability in excess of the applicable reserves set forth on the Interim Financial Statements, for product defects and warranty claims for any products manufactured, distributed or sold by or on behalf of any Acquired Company or Subsidiary, provided such product defect and warranty claims are processed and handled in accordance with the existing practices and policies of the Acquired Companies and/or Subsidiaries, as applicable. Except for conditions or warranties implied or imposed by applicable Laws, the Contracts with its customers or otherwise contained in the applicable standard terms and conditions of sale for such products and services set forth on Schedule 4.24(c) (the “Standard Warranties”), no Acquired Company or Subsidiary has extended to any of its customers any written product warranties, indemnifications or guarantees that vary from the Standard Warranties other than in the Ordinary Course of Business.

4.25       Product Liability. Schedule 4.25 sets forth a correct and complete list and summary description of all existing material claims, duties, responsibilities, liabilities or obligations arising from or alleged to arise from any injury to person or property as a result of the ownership, possession or use of any product manufactured, processed, sold, distributed or delivered by or on behalf of any Acquired Company or Subsidiary during the past five years. The Acquired Companies and Subsidiaries have no outstanding liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, processed, sold, distributed, or delivered by or on behalf of any Acquired Company or Subsidiary.

4.26       Books and Records. The minute books and equity interest record books of the Acquired Companies and Subsidiaries are complete and correct in all material respects. The minute books of the Acquired Companies and Subsidiaries contain accurate and complete records of all meetings and actions taken by written consent of the stockholders, the board of directors (or similar governing body), and any committees of the board. In the last two (2) years, no meeting or action taken by written consent of any such stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books.

4.27       No Additional Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER AND THE ACQUIRED COMPANIES THAT ARE EXPRESSLY SET FORTH IN THIS ARTICLE IV AND THE ANCILLARY AGREEMENTS, SELLER, THE ACQUIRED COMPANIES, THE SUBSIDIARIES AND EACH OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND MAKE NO, AND SHALL NOT BE DEEMED TO HAVE MADE ANY, REPRESENTATION, WARRANTY, STATEMENT OR DISCLOSURE OF ANY KIND (WHETHER EXPRESS OR IMPLIED) TO BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE ACQUIRED COMPANIES AND THE SUBSIDIARIES. NOTWITHSTANDING THE FOREGOING, NOTHING CONTAINED IN THIS SECTION SHALL LIMIT OR OTHERWISE IMPAIR IN ANY MANNER BUYER’S RIGHT TO

MAKE A CLAIM FOR FRAUD.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules referenced in this Article V (collectively, the “Seller Disclosure Schedules”) (with the disclosure in any section or subsection of the Seller Disclosure Schedules being deemed to qualify the corresponding section or subsection of this Article V and each other section and subsection of this Article V to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections), which shall qualify the representations and warranties of Seller set forth in this Article V, Seller represents and warrants to and for the benefit of Buyer that the following statements (i) are true and correct as of the Signing Date except to the extent such representations and warranties expressly speak as of a specified date, in which case such representations and warranties shall be true and correct on and as of such specified date, and (ii) if the Closing occurs, shall be true and correct in all respects as of the Closing Date, except to the extent such representations and warranties expressly speak as of a specified date, in which case such representations and warranties shall be true and correct on and as of such specified date:

5.1         Organization and Standing. Seller is a corporation and is duly organized, validly existing, and in good standing under the laws of Delaware. Seller has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

5.2         Authority; Enforceability; Title.

(a)       Seller has all requisite power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein, and, assuming the conditions of Section 271 of the DGCL have been satisfied with respect to the Equity Transaction and the other transactions contemplated hereby, this Agreement and the other agreements contemplated hereby to which Seller is a party have been, or will be, duly executed and delivered by Seller pursuant to all necessary authorizations and no other corporate action or proceedings on the part of Seller are necessary to authorize the execution and delivery by Seller of this Agreement or the consummation of the transactions contemplated hereby. This Agreement and the other agreements contemplated hereby to which Seller is a party are the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as limited by the General Enforceability Exceptions.

(b)       Seller is the sole record and beneficial owner of the Interests and has good, valid and transferable title to the Interests free and clear of all Liens. Seller has all requisite power and authority to sell, transfer, assign and deliver the Interests as provided in this Agreement. Upon the consummation of the transactions contemplated by this Agreement and in accordance with the terms hereof, at the Closing, Buyer will acquire good and valid title to the Interests, free and clear of all Liens, other than Liens created by Buyer.

5.3         No Conflict; Required Filings and Consents; Takeover Statutes.

(a)       Neither the execution and delivery of this Agreement and the other agreements contemplated hereby to which Seller is a party, nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provisions of any Organizational Document of Seller, (ii) require any notice, consent or approval under, violate, conflict with, constitute or result in the breach of any term, condition or provision of or any loss of any benefit under, constitute a change of control or a default under, or give rise to any right of termination, vesting, amendment, acceleration or cancellation with respect to, in each case with or without due notice or lapse of time or both, or result in the creation or imposition of any Lien upon any property or assets of Seller or pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject, except as would, in any such event, not have a material impact on Seller’s ability to consummate the transactions contemplated by this Agreement, or (iii) subject to receipt of the requisite approvals referred to on Schedule 5.3(b), conflict with or violate any Order or Law applicable to Seller or any of its properties or assets.

(b)       Other than as set forth on Schedule 5.3(b), and except for applicable requirements, if any, of (i) the Exchange Act, (ii) state securities or “blue sky” Laws, (iii) the DGCL to file appropriate documentation and (iv) NASDAQ, no Consent is necessary for the consummation by Seller of the transactions contemplated by this Agreement.

(c)       No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in Seller’s Organizational Documents is applicable to Seller, the Interests, the Equity Transaction or any other transactions contemplated hereby.

5.4         No Brokers. Except for Lincoln International LLC, no broker, finder or similar agent has been employed by or on behalf of Seller, and no Person with which Seller has had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

5.5         Legal Proceedings. There are no Actions pending or, to Seller’s knowledge, threatened against Seller that would adversely affect Seller’s performance under this Agreement and under the other agreements contemplated hereby to which Seller is a party, or the consummation of the transactions contemplated hereby or thereby.

5.6         Voting Agreement. Seller has delivered a true and complete copy of the fully executed Voting Agreement, pursuant to which the Shareholders are agreeing to vote their respective shares in favor of the adoption of this Agreement. The Voting Agreement has not been amended modified, withdrawn or rescinded in any respect.

5.7         No Additional Representations. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY SELLER THAT ARE EXPRESSLY SET FORTH IN ARTICLE IV AND THIS ARTICLE V AND THE ANCILLARY AGREEMENTS, SELLER AND EACH OF ITS AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND MAKE NO, AND SHALL NOT BE DEEMED TO HAVE MADE ANY, REPRESENTATION, WARRANTY, STATEMENT OR DISCLOSURE OF ANY KIND (WHETHER EXPRESS OR IMPLIED) TO BUYER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO SELLER, THE ACQUIRED COMPANIES, THE BUSINESS OF THE ACQUIRED COMPANIES, OR ANY OTHER MATTER RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING THE FOREGOING, NOTHING CONTAINED IN THIS SECTION SHALL LIMIT OR OTHERWISE IMPAIR IN ANY MANNER BUYER’S RIGHT TO MAKE A CLAIM FOR FRAUD.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Schedules referenced in this Article VI (collectively, the “Buyer Disclosure Schedules”) (with the disclosure in any section or subsection of the Buyer Disclosure Schedules being deemed to qualify the corresponding section or subsection of this Article VI and each other section and subsection of this Article VI to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections), which shall qualify the representations and warranties of Buyer set forth in this Article VI, Buyer represents and warrants to and for the benefit of Seller, as of the Signing Date and as of the Closing Date, as follows:

6.1         Securities Matters. The Interests are being acquired by Buyer for investment only and not with a view to distribution in violation of the Securities Act. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investments pursuant hereto, and Buyer is capable of bearing the economic risk of such investments, including a complete loss thereof. Buyer understands and agrees that it may not sell or dispose of any of the Interests other than pursuant to a registered offering or in a transaction exempt from the registration requirements of the Securities Act and applicable state securities Laws. Buyer is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

6.2         Organization and Standing. US Buyer is a limited partnership duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Canadian Buyer is a British Columbia Unlimited Liability Company duly organized, validly existing, and in good standing under the Laws of British Columbia. Buyer is duly qualified to do business, and in good standing, in each jurisdiction in which the character of the properties owned or leased by it or in which the conduct of its business requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a material and adverse effect on Buyer.

6.3         Authorization, Validity and Effect. Buyer has all the requisite power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Buyer. This Agreement and the other agreements contemplated hereby to which Buyer is a party have been, or will be, duly and validly executed and delivered by Buyer and constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, except as limited by the General Enforceability Exceptions.

6.4         No Conflict; Required Filings and Consents.

(a)       Neither the execution and delivery of this Agreement and the other agreements contemplated hereby to which Buyer is a party, nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provisions of any Organizational Document of Buyer, (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination or cancellation with respect to, or result in the creation or imposition of any Lien upon, any property or assets of Buyer or pursuant to any note, bond, mortgage, indenture, license, agreement, lease or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be subject, and that would, in any such event, have a material and adverse effect on Buyer, or (iii) subject to receipt of the requisite approvals referred to on Schedule 6.4(b), violate any Order or Law applicable to Buyer or any of its properties or assets.

(b)       Other than as set forth on Schedule 6.4(b) and the filing of a notification within 30 days of Closing pursuant to the Investment Canada Act, no Consent is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.

6.5         Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against Buyer that would adversely affect Buyer’s performance under this Agreement and under the other agreements contemplated hereby to which Buyer is a party, or the consummation of the transactions contemplated hereby or thereby.

6.6         Financing. Prior to the Signing Date, Buyer has delivered to Seller true and complete copies of (a) the executed commitment letter, dated as of June 28, 2019, between Buyer and LBC Credit Partners, Inc., RGA Reinsurance Company, and Bank of Montreal (the “Debt Financing Commitments”), and each fee letter, which may be redacted as to fee amounts, pursuant to which LBC Credit Partners, Inc., RGA Reinsurance Company, and Bank of Montreal have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement, and (b) the equity commitment letter, dated as of June 28, 2019, between Buyer and Sponsor (the “Equity Financing Commitments,” and together with the Debt Financing Commitments and all exhibits, schedules, annexes, supplements and amendments thereto, the “Financing Commitments”), pursuant to which Sponsor has committed to invest the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the Signing Date, none of the Financing Commitments has been amended, restated, supplemented, or modified, and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the Signing Date, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of the Buyer and, to the Buyer’s knowledge, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. Assuming the Financing Commitments are funded, that the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitments will be sufficient for Buyer to pay all purchase price obligations required to be paid pursuant to Article II. As of the Signing Date, to the Buyer’s knowledge, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under the Financing Commitments, and Buyer does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Buyer on the Closing Date. Buyer has fully paid any commitment fees or other fees required to be paid prior to the Signing Date pursuant to the Financing Commitments.

6.7         Solvency. Assuming that the representations and warranties made in Article IV and Article V are true and correct in all material respects and that each Acquired Company and each Subsidiary is Solvent (as hereinafter defined) immediately prior to the Equity Transaction, after giving effect to the consummation of the transactions contemplated hereby and any related transaction, Buyer, each Acquired Company and each Subsidiary: (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) will have adequate capital with which to engage in its business, and (c) will not have incurred and does not currently anticipate to incur debts beyond its ability to pay as they become absolute and matured ((a), (b), and (c), collectively affirmatively acknowledged, “Solvent”).

6.8         No Brokers. No broker, finder or similar agent has been employed by or on behalf of Buyer, and neither Buyer nor any Person with which Buyer has had any dealings or communications of any kind is entitled to any brokerage commission, finder’s fee or any similar compensation, in connection with this Agreement or the transactions contemplated hereby.

6.9         Ownership of Equity Interests. Buyer and its subsidiaries do not beneficially own any equity interests of Seller, any Acquired Company, or any Subsidiary as of the Signing Date. Buyer was not, alone or together with any other Person, at any time, or became, an “interested stockholder” of Seller, any Acquired Company, or any Subsidiary, as defined in Section 203 of the DGCL, and has not taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Equity Transaction or any other transaction contemplated hereby.

6.10        Sponsor Guaranty.

(a)       Buyer has delivered a true and complete copy of the fully executed Sponsor Guaranty, pursuant to which Sponsor has guaranteed certain obligations of Buyer under this Agreement (including Buyer’s obligation to pay the Reverse Termination Fee) as expressly set forth therein.

(b)       Sponsor has full organizational power and authority to execute and deliver the Sponsor Guaranty and to perform its obligations thereunder. The execution and delivery of the Sponsor Guaranty by Sponsor and the performance by Sponsor of its obligations thereunder have been duly authorized by all requisite organizational action. The Sponsor Guaranty constitutes the valid and legally binding obligation of Sponsor, enforceable in accordance with its terms and conditions. The Sponsor Guaranty has not been amended modified, withdrawn or rescinded in any respect.

6.11       No Additional Representations; No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY BUYER THAT ARE EXPRESSLY SET FORTH IN THIS ARTICLE VI AND THE ANCILLARY AGREEMENTS, BUYER AND EACH OF ITS AFFILIATES AND REPRESENTATIVES EXPRESSLY DISCLAIM AND MAKE NO, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATION, WARRANTY, STATEMENT OR DISCLOSURE OF ANY KIND (WHETHER EXPRESS OR IMPLIED) TO THE ACQUIRED COMPANIES, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO BUYER OR ANY OTHER MATTER RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. IN CONNECTION WITH BUYERS’ REVIEW AND ANALYSIS OF THE ACQUIRED COMPANIES AND THE SUBSIDIARIES, BUYER (EITHER DIRECTLY OR THROUGH ITS REPRESENTATIVES) MAY HAVE RECEIVED FROM OR ON BEHALF OF THE SELLER, THE ACQUIRED COMPANIES AND/OR REPRESENTATIVES THEREOF CERTAIN ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS (EITHER FINANCIAL OR OTHERWISE). BUYER ACKNOWLEDGES AND AGREES THAT (A) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, FORECASTS, BUDGETS, PLANS AND PROJECTIONS, (B) BUYER HAS NOT RELIED UPON THE ESTIMATES, FORECASTS, BUDGETS, PLANS, CONFIDENTIAL INFORMATION MEMORANDA OR PROJECTIONS FURNISHED TO IT, AND (C) THAT BUYER SHALL HAVE NO CLAIM, NOR SHALL IT OR ITS REPRESENTATIVES ASSERT ANY CLAIM, AGAINST THE SELLER, ANY ACQUIRED COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT THERETO. NOTWITHSTANDING THE FOREGOING, EXCEPT WITH RESPECT TO THE IMMEDIATELY PRECEDING SENTENCE, NOTHING CONTAINED IN THIS SECTION SHALL LIMIT OR OTHERWISE IMPAIR IN ANY MANNER SELLER’S RIGHT TO MAKE A CLAIM FOR FRAUD.

ARTICLE VII
COVENANTS AND AGREEMENTS

7.1         Interim Operations. Between the Signing Date and the Closing Date or the earlier termination of this Agreement in accordance with Article IX, except as set forth on Schedule 7.1 or as contemplated by this Agreement, unless Buyer has previously consented (which consent will not be unreasonably withheld, conditioned, or delayed) or as required by applicable Law, each Acquired Company and Subsidiary will conduct their operations in the Ordinary Course of Business and will use commercially reasonable efforts to maintain and preserve intact their current business organization and operations and to preserve the rights, goodwill, and present relationships with employees, suppliers, customers, landlords, insurance carriers, lenders and other Persons having business dealings with such Acquired Company or Subsidiary (it being understood that, for the avoidance of doubt, prior to the Closing, (a) the Acquired Companies and the Subsidiaries may use all available cash to repay any indebtedness and (b) Seller and/or the Acquired Companies and Subsidiaries may assume, settle, cancel, pay, or otherwise terminate any or all of the Acquired Companies’ or Subsidiaries’ obligations, receivables, payables, loans or other intercompany accounts between Seller and any Acquired Company or Subsidiary). Without limiting the foregoing, between the Signing Date and the Closing Date or the earlier termination of this Agreement in accordance with Article IX, except as set forth on Schedule 7.1 or as contemplated by this Agreement, unless Buyer has previously consented (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, no Acquired Company nor any Subsidiary shall do any of the following:

(a)       incur any indebtedness for borrowed money or issue any long-term debt securities or assume, guarantee or endorse such obligations of any other Person, except for indebtedness incurred in the Ordinary Course of Business under existing credit facilities on the Signing Date;

(b)       except in the Ordinary Course of Business, (i) acquire, assign, license, lease, or dispose of, any material property or assets, (ii) mortgage or encumber any material property or assets other than Permitted Liens, or (iii) cancel any debts owed to or claims held by any Acquired Company or Subsidiary;

(c)       commit, for the period following the Closing, to any new capital expenditures (other than capital expenditures not in excess of One Hundred Thousand Dollars ($100,000) in the aggregate);

(d)       other than in the Ordinary Course of Business or a termination by another contract party under the terms of a Material Contract, enter into, amend, modify, terminate, or waive any material right under any Material Contract;

(e)       enter into, adopt, amend or terminate any agreement relating to the compensation or severance of any employee of any Acquired Company or Subsidiary other than in the Ordinary Course of Business, except as required by Law, any existing agreements, or the terms of any Employee Plan;

(f)       amend or terminate any Employee Plan or enter into or adopt any arrangement that would be an Employee Plan if in effect on the Signing Date, except as required by Law, any existing agreement, or the terms of any Employee Plan;

(g)       grant any bonuses, whether monetary or otherwise, or increase any wages, salary, severance, pension or other compensation or benefits in respect of any current or former employees, officers, directors, independent contractors or consultants, other than in the Ordinary Course of

Business or as provided for in any existing agreements or Employee Plan or required by applicable Law, or accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, consultant or independent contractor, other than in the Ordinary Course of Business or as provided for in any existing agreements or required by applicable Law;

(h)       undertake any “mass layoff”, “mass termination”, “permanent discontinuance”, “collective dismissal”, or “plant closing” (as defined by WARN or any other applicable Law, including the ESA, the ALS, and the Mexican Federal Labor Law) at any “single site of employment” (as defined by WARN) or “establishment” (as defined by the ESA) or “employer” (as defined by the ALS) where current employees are located;

(i)       make any material change to the Acquired Companies’ accounting (including tax accounting) methods, principles or practices, except as may be required by GAAP or changes in Law;

(j)       settle or compromise any (i) pending or threatened Action other than any monetary settlement entered in the Ordinary Course of Business consisting of an amount less than $25,000, (ii) claim that will involve payments of consideration in excess of $100,000, (iii) claim that will involve consideration other than monetary damages, or (iv) claim that involves any Significant Customer or Significant Supplier where the nature of such claim, or settlement or compromise thereof, is inconsistent with past practice in the Ordinary Course of Business;

(k)       make any amendment to any Acquired Company’s or Subsidiary’s Organizational Documents;

(l)       issue or sell any equity interests or other rights to purchase any equity interests of the Acquired Companies or Subsidiaries; recapitalize, reclassify, split, combine or subdivide the equity interests of the Acquired Companies or Subsidiaries; declare, set aside or pay any dividend or other distribution payable in stock or other property; redeem, purchase or otherwise acquire directly or indirectly any of the equity interests of any Acquired Company or Subsidiary; or enter into any agreement with respect to the voting of the equity interests of any Acquired Company or Subsidiary;

(m)       adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of any bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(n)       make any loan to (or forgive any loan to), or enter into any other transaction with, any current or former directors, officers or employees;

(o)       enter into a new line of business or abandon or discontinue any existing line of business, or institute any material change in the conduct of the business;

(p)       make or change any Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement relating to any Tax; file any income tax return; amend any material Tax Return; surrender or forfeit any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; or

(q)       agree to take any of the actions described in clauses (a) through (p) above.

Nothing contained in this Section 7.1 or elsewhere in this Agreement shall preclude the Acquired Companies, in their sole discretion, from making cash distributions to Seller, provided that any such distribution does not result in any Taxes owing by Buyer or any Acquired Company or Subsidiary following the Closing Date. Notwithstanding the foregoing, Electrogroup shall not be permitted to make any cash distribution or dividend other than the Electrogroup Dividend.

7.2         Reasonable Access; Confidentiality.

(a)       From the Signing Date until the Closing Date or the earlier termination of this Agreement in accordance with Article IX, and subject to applicable Law, the Acquired Companies and the Subsidiaries shall (i) give Buyer and its representatives, upon reasonable notice to the Acquired Company or Subsidiary, reasonable access, during normal business hours, to the officers, directors, managers, agents, assets, properties, books, records and agreements of the Acquired Companies and the Subsidiaries, (ii) permit Buyer to make such inspections (but excluding environmental testing and soil, air, water, or groundwater sampling or any invasive or destructive testing without such Acquired Company’s or Subsidiary’s prior written consent, which consent may be withheld at such Acquired Company’s or Subsidiary’s reasonable discretion) as Buyer may reasonably require and (iii) furnish to Buyer during such period all such information relating to the Acquired Companies and the Subsidiaries as Buyer may from time to time reasonably request; provided, that (A) such activities shall not unreasonably disrupt the operations of the Acquired Companies or the Subsidiaries and (B) neither the Acquired Companies nor the Subsidiaries shall have any obligation to make available any information if making such information available would, in the good faith judgment (after consultation with outside legal counsel) of the Seller, reasonably be expected to jeopardize any attorney-client or other legal privilege or contravene any applicable Law.

(b)       From the Signing Date until the Closing Date or the earlier termination of this Agreement in accordance with Article IX, Buyer shall not, without the prior written consent of any Acquired Company or Subsidiary (which consent shall not be unreasonably withheld, delayed or conditioned), contact, in any manner, any customers, suppliers, service providers, employees or other business relations of the Acquired Companies and the Subsidiaries with respect to any matters relating to this Agreement or the transactions contemplated hereby.

(c)       Any information provided to or obtained by Buyer pursuant to Section 7.2(a) and Section 7.2(b) above will be subject to the Confidentiality Agreement, dated November 5, 2018, executed by Mill Point Capital LLC, an affiliate of Buyer (the “Confidentiality Agreement”), and must be held by Buyer in accordance with and be subject to the terms of the Confidentiality Agreement.

(d)       Buyer shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.

(e)       Effective upon, and only upon, the Closing, the Confidentiality Agreement will terminate with respect to information relating solely to the business of the Acquired Companies and Subsidiaries; provided, however, that Buyer acknowledges that any and all other information (other than information with respect to the business of the Acquired Companies and Subsidiaries) provided or made available to it by Seller or its Affiliates (excluding the Acquired Companies and Subsidiaries) (or their respective agents or representatives) exclusively concerning Seller and such

Affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

7.3         Publicity. Neither the Seller nor Buyer may issue any press release or public announcement concerning this Agreement or the Equity Transaction without obtaining the prior written approval of the other Party, which approval will not be unreasonably withheld, conditioned or delayed, except to the extent, in the reasonable judgment of the Seller or Buyer, disclosure is otherwise required by Law or by the applicable rules of any stock exchange on which any Party (or any of its respective Affiliates) lists its securities; provided, however, that, to the extent disclosure is required by applicable Law or by the rules of any such stock exchange, the Party intending to make such release or announcement shall use its commercially reasonable efforts to consult with the other Party with respect to the text thereof; provided, further, that no Party shall be required to obtain the approval of the other Party pursuant to this Section 7.3 if all of the information about this Agreement or the Equity Transaction that is contained in any proposed release or announcement includes information that has previously been made public without breach of the obligations under this Section 7.3.

7.4         Records. With respect to the financial books and records and minute books of the Acquired Companies and the Subsidiaries relating to matters on or prior to the Closing Date: (a) Buyer shall retain them for a period of five years after the Closing Date, and (b) where there is any legitimate purpose, including, without limitation, an audit of Seller or other Tax matter initiated by, or with respect to, the IRS or any other Taxing Authority or to determine any matter relating to Seller’s rights and obligations hereunder or to any period ending on or before the Closing Date, Buyer shall allow Seller and its representatives and designees, upon reasonable request and with reasonable prior notice, access to the books and records (including accountant work papers) of any Acquired Company or Subsidiary during normal business hours, provided such books and records are not otherwise privileged or confidential, unless such privileged information or documents are directly relevant, reasonably requested, redacted as necessary to maintain the applicable privilege, and used in a manner that would not waive the applicable privilege.

7.5         Continuing Indemnification for Company Actors.

(a)       Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Acquired Companies or any Subsidiary now existing in favor of each Person who is now, or has been at any time prior to the Signing Date or who becomes prior to the Closing Date, an officer, manager or director of any Acquired Company or Subsidiary (each, an “Acquired Company Indemnitee”), as provided in the Organizational Documents of such Acquired Company or Subsidiary, in each case as in effect on the Signing Date, or pursuant to any other agreements in effect on the Signing Date and disclosed in Schedule 7.5(a), shall survive the Closing Date and shall continue in full force and effect for a period of no less than six years.

(b)       Prior to the Closing, Seller shall purchase a prepaid insurance policy (i.e., “tail coverage”) (the “Tail Policy”) which Tail Policy provides directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance covering acts or omissions occurring on or prior to the Closing Date with respect to those Acquired Company Indemnitees who are covered, as of the Signing Date, by the Acquired Companies’ comparable insurance policies on terms with respect to such coverage and amounts no less favorable to the insured than those of such current insurance coverages for an aggregate period of not less than six (6) years. The Tail Policy shall be from an insurance carrier with the same or better credit rating as any Acquired Company’s or Subsidiary’s current insurance carrier with respect to directors’ and officers’ liability insurance. At the Closing, Seller shall deliver to Buyer reasonable evidence of the issuance of the Tail Policy. Each Acquired Company Indemnitee entitled to indemnification as provided in this Section 7.5 shall look exclusively to the Tail Policy for any claim.

(c)       Following the Closing, in the event the Acquired Companies or Subsidiaries or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case to such consolidation, merger or assignment, proper provisions shall be made so that the successors and assigns of the Acquired Companies and Subsidiaries shall assume the obligations set forth in this Section 7.5.

7.6         Best Efforts; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and to obtain satisfaction or waiver of the conditions precedent to the consummation of the transactions contemplated hereby, including (a) obtaining all of the Consents and the making of all filings and the taking of all steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Authority, (b) obtaining the necessary Consents from third parties, (c) defending any Action challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed, and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. The “best efforts” of Seller and the Acquired Companies, as used in this Section 7.6, shall not require Seller or the Acquired Companies or any of their Affiliates to provide more than one hundred thousand dollars ($100,000) in the aggregate to satisfy any third party demands or claims against the Acquired Companies.

7.7         Employment and Benefit Arrangements; Employee Listing.

(a)       Buyer agrees that, for a period of twelve months following the Closing, it shall (i) continue to sponsor, contribute to, or maintain the employee compensation and benefit plans and arrangements listed on Schedule 7.7(a) and (ii) provide the individuals who are employed by the Acquired Companies and the Subsidiaries as of the Closing Date (the “Acquired Company Employees”) compensation and employee benefits that are at least as favorable as that compensation and those benefits provided to the Acquired Company Employees under the Employee Plans in effect immediately prior to the Closing Date; provided, Buyer and the Acquired Companies shall not have any obligation to continue employing the Acquired Company Employees for any length of time after the Closing Date except as required by applicable Law, any Material Contract, any Employee Plan or Section 7.7(b). Buyer shall ensure that any employee benefit plans or programs it, any Acquired Company, or any Subsidiary maintains or adopts with respect to the Acquired Company Employees (the “Buyer Welfare Plans”) treat employment with such Acquired Company or Subsidiary prior to the Closing Date the same as employment with Buyer, such Acquired Company, or such Subsidiary from and after the Closing Date for purposes of eligibility and vesting (including, without limitation, the satisfaction of any waiting periods under any Buyer Welfare Plan) and benefit accrual. Buyer shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause their third party insurance carriers to, (A) waive all pre-existing condition limitations, exclusions or waiting periods applicable with respect to life and accidental death and dismemberment insurance, disability, sickness and accident and medical benefits for the Acquired Company Employees under the Buyer Welfare Plans to the extent that such limitations, exclusions or waiting periods exceed those in effect under the Employee Plans as of the Closing Date, and (B) recognize, for purposes of satisfying any deductible, co-pays and out-of-pocket maximums under the Buyer Welfare Plans, any payment made by an Acquired Company Employee prior to the Closing Date toward deductibles, co-pays and out-of-pocket maximums in any Employee Plan.

(b)       Buyer shall be solely responsible for issuing, serving and delivering all orders and notices required, if any, pursuant to the Worker Adjustment and Retraining Notification Act (the “WARN Act“), as amended, or its state law equivalent, in connection with the termination of any Acquired Company Employees after the Closing Date. Further, Buyer shall retain the Acquired Company Employees to the extent necessary to avoid any requirement that the Acquired Companies deliver notifications with respect to any Acquired Company Employees or any individual employed by any Acquired Company or Subsidiary within the 90-day period prior to the Closing Date pursuant to the WARN Act or state law equivalent, if any. Schedule 7.7(b) identifies all reductions in force of five or more employees by any Acquired Company or Subsidiary at any single time or in connection with a single reorganization within the ninety (90) days immediately prior to the Closing Date and any “mass termination” or “permanent discontinuance” or “collective dismissal” that may have occurred prior to the Closing Date under the ESA or the ALS, including: (i) the date of the reduction in force, (ii) the number of employees laid off, (iii) the employees’ facility, (iv) the reason for the reduction in force, and (v) whether waivers or severances were obtained by the laid-off employees.

(c)       The provisions of this Section 7.7 are solely for the benefit of the Parties and no employee or former employee or any other individual shall be regarded for any purpose as a third-party beneficiary of this Section 7.7 or have any cause of action or claim based on this Section 7.7. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Employee Plan, Buyer Welfare Plan, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Acquired Companies, any Subsidiary, Buyer, or any of their respective Affiliates; (ii) alter or limit the ability of the Acquired Companies, any Subsidiary, Buyer, or any of their respective Affiliates, as applicable, to amend, modify, or terminate any Employee Plan or any Buyer Welfare Plan; or (iii) confer upon any employee, former employee, or any other individual any right to employment or continued employment, benefits or continued service with the Acquired Companies, any Subsidiary, Buyer, or any of their respective Affiliates.

(d)       Prior to the Closing, Seller shall provide an updated Schedule 4.16 (Employee Listing) as of the Closing Date to Buyer.

7.8         Acquisition Proposals.

(a)       Seller agrees that, except as expressly permitted by this Section 7.8, none of Seller, the Acquired Companies, or the Subsidiaries or their Affiliates nor any of the officers and directors of Seller, the Acquired Companies or the Subsidiaries or their Affiliates will, and that it will direct and use its reasonable best efforts to cause its, its Affiliates’, the Acquired Companies’ and the Subsidiaries’ employees, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives (such directors, officers, employees, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)       initiate, solicit, facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(ii)        engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal, except to notify such Person of the existence of this Section 7.8;

(iii)       enter into any Contract with respect to any Acquisition Proposal; or

(iv)       grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes, or fail to enforce any standstill or confidentiality agreement.

(b)       Notwithstanding anything in the foregoing to the contrary, prior to Closing Date, if Seller, any Acquired Company, or any Subsidiary receives a written Acquisition Proposal that did not result from a breach of this Section 7.8 and which the Seller Board determines in good faith to be bona fide, Seller, the Acquired Companies and the Subsidiaries and its and their Representatives may (i) provide information in response to a request therefor by the Person who has made such Acquisition Proposal, but only if Seller, such Acquired Company or such Subsidiary receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in our Confidentiality Agreement and prior to disclosing any information to such Person or any of its Affiliates or Representatives in response to such Acquisition Proposal, Seller, such Acquired Company or such Subsidiary makes such information available to Buyer (to the extent such information has not been previously made available to Buyer); (ii) engage or participate in any discussions or negotiations with such Person; or (iii) after having complied with Section 7.8(d), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (A) prior to taking any action described in clause (i), (ii) or (iii) above, the Seller Board determines in good faith after consultation with outside legal counsel that the failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would constitute a breach of the directors’ fiduciary duties under applicable Law, (B) in each such case referred to in clause (i) or (ii) above, the Seller Board has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (C) in the case referred to in clause (iii) above, the Seller Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Acquisition Proposal is a Superior Proposal and failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable Law.

(c)       The Seller Board and each committee of the Seller Board will not, directly or indirectly:

(i)       except as expressly permitted by this Section 7.8, (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Buyer, the Seller Board Recommendation with respect to the Equity Transaction and the other transactions contemplated hereby, (B) approve, propose to approve, resolve to approve, recommend or otherwise declare advisable (publicly or otherwise), any Acquisition Proposal, or (C) fail to publicly reaffirm the Seller Board Recommendation, including by not publicly supporting the Equity Transaction and the other transactions contemplated hereby in a director’s individual capacity, within five Business Days after Buyer so requests in writing; or

(ii)       except as expressly permitted by, and after compliance with, Section 9.1 hereof,

cause or permit Seller, any Acquired Company or any Subsidiary to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other Contract (other than a confidentiality agreement referred to in Section 7.8(b) entered into in compliance with Section 7.8(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

(d)       Notwithstanding anything to the contrary set forth in this Agreement, prior to the Closing Date, the Seller Board may withhold, withdraw, qualify or modify the Seller Board Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal that was not solicited, initiated, knowingly facilitated or knowingly encouraged in breach of this Agreement (a “Change of Recommendation”) or may also take action pursuant to Section 9.1, if the Seller Board determines in good faith based on information then available, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal is a Superior Proposal and the failure to take such action would constitute a breach of directors’ fiduciary duties under applicable Law; provided, however, that Seller will not effect a Change of Recommendation in connection with a Superior Proposal, or take any action pursuant to Section 9.1 with respect to a Superior Proposal unless: (i) Seller notifies Buyer in writing, five Business Days in advance, that it intends to effect a Change of Recommendation in connection with a Superior Proposal, or to take action pursuant to Section 9.1 with respect to a Superior Proposal, which notice will specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of the agreement reflecting such terms and conditions; (ii) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal, or taking any action pursuant to Section 9.1 with respect to a Superior Proposal, Seller will negotiate in good faith with Buyer during such five Business Day period (to the extent that Buyer desires to negotiate) to make such revisions to the terms of this Agreement or consider a possible alternative transaction with Buyer so that the Acquisition Proposal that is the subject of the notice ceases to be a Superior Proposal; and (iii) the Seller Board will have considered in good faith any changes to this Agreement offered in writing by Buyer and will have determined in good faith (after consultation with its outside legal counsel and financial advisor) that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Buyer were to be given effect; provided that Seller will not effect a Change of Recommendation in connection with a Superior Proposal, or take any action pursuant to Section 9.1 with respect to a Superior Proposal, prior to the time that is five Business Days after it has provided the written notice required by clause (i) above; provided, further, that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, Seller will provide written notice of such modified Acquisition Proposal and will again comply with this Section 7.8(d), except that the deadline for such new written notice will be reduced to two Business Days (rather than the five Business Days otherwise contemplated by this Section 7.8(d)) and the time Seller will be permitted to effect a Change of Recommendation in connection with a Superior Proposal, or to take action pursuant to Section 9.1 with respect to a Superior Proposal, will be reduced to the time that is two Business Days after it has provided such written notice (rather than the time that is five Business Days otherwise contemplated by this Section 7.8(d)).

(e)       Nothing contained in this Section 7.8 will be deemed to prohibit Seller, any Acquired Company, or any Subsidiary from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Seller Board Recommendation or has the substantive effect of withdrawing or adversely modifying the Seller Board Recommendation, such disclosure will be deemed to be a Change of Recommendation and Buyer will have the right to terminate this Agreement as set forth in Section 9.1. Nothing in this Agreement shall prohibit Seller or the Seller

Board from disclosing to Seller’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that unless such disclosure consists solely of a “stop, look and listen” communication containing only statements contemplated by Rule 14d-9(f) under the Exchange Act, Seller shall first comply with Section 7.8(d) to the extent applicable to such disclosure.

(f)       Seller, on behalf of itself and the Acquired Companies and Subsidiaries, agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and will take the necessary steps to promptly inform such individuals or entities of the obligations undertaken in this Section 7.8. Seller also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of Seller, any Acquired Company or any Subsidiary to return or destroy all confidential information heretofore furnished to such Person by or on behalf of Seller, any Acquired Company or any Subsidiary or any of their respective Representatives.

(g)       Seller agrees that it will promptly (and, in any event, within 24 hours) notify Buyer if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it, any Acquired Company or Subsidiary or any of its and their Representatives, indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed Contracts) and thereafter will keep Buyer informed on a current (and no less than daily basis) of the status of any such discussions or negotiations. In the event that any party modifies its Acquisition Proposal in any respect, Seller will notify Buyer orally and in writing within 24 hours of receipt of such modification of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification). Seller agrees that it, the Acquired Companies and the Subsidiaries will not enter any confidentiality (or similar) agreement subsequent to the Signing Date that prohibits Seller from providing to Buyer such material terms and conditions and other information. Seller will promptly (and, in any event, within 24 hours thereafter) notify Buyer of the identity of any Person with which Seller, any Acquired Company or any Subsidiary enters into such a confidentiality (or similar) agreement.

(h)       Without limiting the foregoing, Seller agrees that any violation of the restrictions set forth in this Section 7.8 by any Representative of Seller, the Acquired Companies or the Subsidiaries shall constitute a breach by Seller of this Section 7.8.

7.9         Release. From and after the Closing, Seller, on behalf of itself and its Affiliates, hereby unconditionally, knowingly and irrevocably releases the Acquired Companies and the Subsidiaries and their respective agents and Affiliates, successors, assigns, managers, directors, officers and employees (collectively, the “Released Parties“) from any and all Actions, causes of action, suits, debts, dues, sums of money, accounts, reckoning, bonds, bills, liabilities, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, losses, judgments, extents, executions, claims and demands, of whatever kind or nature, whether known or unknown, which Seller and/or its Affiliates have, may have, might have or may assert now or in the future (each, a “Released Claim“) and agrees not to bring or threaten to bring or otherwise join in any Released Claim against the Released Parties or any of them, relating to, arising out of or in connection with any Contract, transaction, action, failure to act, or other facts or circumstances which occurred, existed, or was taken on or prior to the Closing Date, provided, however, that the foregoing shall not apply to any Released Claim arising under, related to, or resulting from any breach of this Agreement. The parties hereto hereby acknowledge and agree that the execution of this Agreement shall not constitute an acknowledgment of or an admission by any Released Party of the existence of any Released Claims or of liability for any matter or precedent upon which any liability may be asserted.

7.10        Financing.

(a)       Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments as promptly as reasonably practicable, including using commercially reasonable efforts to (i) maintain in effect the Financing Commitments in accordance with and subject to the terms and conditions set forth therein, (ii) satisfy on a timely basis all conditions applicable to Buyer, or otherwise within the control of Buyer or its Affiliates, to obtaining the Financing (including by consummating the Equity Financing at or prior to the Closing), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions contained in the Financing Commitments or consistent in all material respects with the Financing Commitments, or on other terms that would not impact the ability of Buyer to timely consummate the transactions contemplated hereby, and (iv) consummate the Financing at or prior to the Closing. Buyer shall not agree to or permit any material amendment, supplement, restatement, or other modification of, or waive any of its material rights under, any Financing Commitment or any definitive agreements related to the Financing, in each case, without the Seller’s prior written consent, which shall not be unreasonably withheld. Upon any such amendment, supplement or modification of the Financing Commitments in accordance with this Section 7.10(a), Buyer shall provide a copy thereof to the Seller and the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, supplemented or modified, and the term “Equity Financing Commitments” shall mean the Equity Financing Commitments as so amended, supplemented or modified.

(b)       In the event all or any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Financing Commitments for any reason, Buyer shall use its commercially reasonable efforts to arrange to obtain, as promptly as practicable following the occurrence of such event but no later than 60 days after the occurrence of such event, alternative financing (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement which would not reasonably be expected to prevent, materially impede or materially delay the consummation of the Financing or the transactions contemplated by this Agreement.

(c)       Buyer shall give the Acquired Companies prompt written notice of any material breach, default, or repudiation by any party of the Financing Commitments (or commitments for any Alternative Financing obtained in accordance with Section 7.10(b)) of which Buyer or any of its Affiliates becomes aware.　 Buyer shall use commercially reasonable efforts to keep the Acquired Companies informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Alternative Financing obtained in accordance with Section 7.10(b)).

(d)       Seller agrees to, and to cause the Acquired Companies and Subsidiaries to, provide Buyer with such cooperation and assistance in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer, including (i) participating in meetings (including with senior management), presentations, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, and similar documents required in connection with the Debt Financing,

(iii) taking such actions as are reasonably requested by Buyer to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing, (iv) taking all actions as may be required or reasonably requested by Buyer in connection with the repayment of all existing indebtedness for borrowed money of Seller and its Subsidiaries that is contemplated to be repaid, or commitments with respect thereto terminated, pursuant to this Agreement, (v) participation by senior management of Seller in the execution and delivery of certain of the Debt Documents to the extent necessary prior to Closing and (vi) providing all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller and its Subsidiaries. Buyer agrees that the execution by Seller or any of its Subsidiaries of any documents in connection with the financing for the transactions contemplated by this Agreement will be subject to the consummation of the transactions contemplated hereby at the Closing and such documents will not become effective prior thereto.

7.11        Stockholder Consent; Preparation of the Information Statement.

(a)       Seller Board shall take all action necessary in accordance with applicable Law and Seller’s Organizational Documents to recommend that the stockholders of Seller vote in favor of approval of the Equity Transaction pursuant to this Agreement and the other transactions contemplated hereby (“Seller Board Recommendation”). Upon such Seller Board Recommendation, certain stockholders of Seller have agreed to vote and deliver a written consent in the form attached hereto as Exhibit C with respect to the equity interests of Seller owned by them in favor of approval and adoption of this Agreement and approving the Equity Transaction and the other transactions contemplated hereby (such written consent, as duly executed and delivered by holders holding a majority of the issued and outstanding shares of Seller’s common stock, the “Stockholder Consent”, which shall constitute the Stockholder Approval). As soon as practicable upon receipt of the Stockholder Consent, Seller will provide Buyer with a facsimile copy of such Stockholder Consent, certified as true and complete by an executive officer of Seller. In connection with the Stockholder Consent, Seller shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 thereof, and the Organizational Documents of Seller.

(b)       Within 20 days after the Signing Date, Seller shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Consent, the Equity Transaction and the other transactions contemplated by this Agreement (the “Information Statement”). Each of Seller and Buyer shall furnish all information concerning itself to the other as may be reasonably requested in connection with the preparation, filing and distribution of the Information Statement. Seller shall promptly notify Buyer upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Information Statement and shall provide Buyer with copies of all correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Each of Seller and Buyer shall use commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Information Statement. Notwithstanding the foregoing, prior to filing or mailing the Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Seller (i) shall provide Buyer a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by Buyer. If, at any time prior to the date that is 20 days after the Information Statement is first mailed to Seller’s stockholders, any information relating to Seller, Buyer or any of their respective

Affiliates, officers or directors should be discovered by the Seller or Buyer which is required to be set forth in an amendment or supplement to the Information Statement, so that the Information Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Seller.

(c)       Seller agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and that none of the information included or incorporated by reference in the Information Statement will, at the date the Information Statement is filed with the SEC or mailed to the stockholders of Seller, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by Seller with respect to statements made in the Information Statement based on information supplied in writing by or on behalf of Buyer specifically for inclusion or incorporation for reference therein. Buyer agrees that none of such information will, at the date the Information Statement is filed with the SEC or mailed to the stockholders of Seller, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)       Each of the Seller and Buyer shall use best efforts to cause the Information Statement to be (i) filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act and (ii) mailed to the stockholders of Seller, in each case as promptly as practicable after, and in any event within two days after, the latest of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement.

7.12        Non-Solicitation and No-Hire; Confidentiality; Non-Compete.

(a)       For a period of three (3) years following the Closing Date, except on behalf of Buyer, the Acquired Companies or any of their respective Affiliates in the ordinary scope of their respective duties, Seller, its Affiliates, Nathan J. Mazurek (the “Restricted Parties”), shall not, directly or indirectly, engage, solicit, induce, hire or attempt to engage, solicit, induce or hire, whether or not for consideration, any employee or independent contractor of the Acquired Companies, Subsidiaries, or Buyer, who is (or was within seven (7) months prior to the Signing Date) employed by any Acquired Company, Subsidiary, or Buyer. Notwithstanding the foregoing, nothing in this Section 7.12(a) shall preclude a Restricted Party from soliciting or hiring any employee or independent contractor of the Acquired Companies, Subsidiaries, or Buyer, if such employee’s or independent contractor’s employment or relationship is terminated with an Acquired Company, Subsidiary, or Buyer, and more than nine (9) months have passed since such termination.

(b)       For a period of three (3) years following the Closing, except on behalf of Buyer, the Acquired Companies or any of their respective Affiliates in the ordinary scope of their respective duties, the Restricted Parties shall not disclose, reveal, divulge or communicate to any Person other than Seller and its Affiliates and their respective representatives, or authorized officers, directors and employees of Buyer or the Acquired Companies or the Subsidiaries, or use

for Seller’s own benefit or for the benefit of anyone other than Buyer or the Acquired Companies or the Subsidiaries, any non-public documents and information, whether written or oral, to the extent relating to the Acquired Companies or the Subsidiaries (the “Confidential Information”), except to the extent that such Confidential Information (i) is required to be disclosed in connection with the obligations of Seller or its Affiliates pursuant to this Agreement, (ii) can be shown to have been in the public domain through no fault of Seller or its Affiliates, (iii) was later lawfully acquired by Seller or its Affiliates from sources other than those related to Seller’s prior ownership of the Acquired Companies who or which do or did not owe confidentiality obligations to the Acquired Companies or the Subsidiaries or (iv) is required to be disclosed by judicial or administrative process or by other requirements of Law; provided, that in the event disclosure is required by judicial or administrative process or other requirements of Law, Seller and its Affiliates shall, to the extent legally permitted, provide Buyer with prompt notice of such requirement, shall disclose only that portion of such information which it is advised by its counsel is legally required to be disclosed, and shall use reasonable best efforts to obtain at Buyer’s expense an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Notwithstanding the foregoing, in no event will this Section 7.12(b) limit or otherwise restrict the right of Seller or its Affiliates to disclose such Confidential Information to Seller’s, and Seller’s Affiliates’ respective, legal, accounting and financial advisors who are bound by customary obligations of confidentiality; provided, the Persons who receive such information are bound by written obligations of confidentiality, or to the extent reasonably required in connection with any Action relating to the enforcement of this Agreement.

(c)       For a period of three (3) years following the Closing Date, except on behalf of Buyer, the Acquired Companies or any of their respective Affiliates in the ordinary scope of their respective duties, the Restricted Parties shall not, without the prior written consent of Buyer, directly or indirectly (i) engage in, or assist others in engaging in, the Restricted Business anywhere in the Restricted Area, (ii) have any ownership interest in, control, perform management, executive or supervisory functions for, or otherwise participate in any business in the Restricted Area that engages in the Restricted Business (other than the Acquired Companies, the Subsidiaries, and Buyer or as set forth below), or (iii) solicit or entice, or attempt to solicit or entice, any client or customer of Buyer, the Acquired Companies or the Subsidiaries for the purpose of diverting their business or services from Buyer, the Acquired Companies, the Subsidiaries or any of their Affiliates; provided, that the restrictions contained in this Section 7.12(c) shall not in any manner restrict or be otherwise deemed to limit (A) the acquisition by a Restricted Party, directly, or indirectly, of less than five percent of the outstanding capital stock of any publicly traded company engaged in the Restricted Business, so long as such Restricted Party does not actively participate in the management or operations of such entity, or (B) the operation of the business (excluding the Restricted Business) of the Seller as presently conducted by the Seller.

7.13        Notice of Certain Events.

(a)       Without limiting any other obligations set forth in this Article VII, from the date hereof until the Closing or the earlier termination of this Agreement in accordance with Article IX, Seller shall promptly notify Buyer in writing if it obtains Knowledge of: (i) any fact, circumstance, event or action the existence, occurrence or taking of which: (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect since the Signing Date or (B) has resulted or would result in any of the conditions set forth in Section 8.3(a) not being met at Closing (along with a specific description of the facts and circumstances of such occurrence, along with which portion of the condition(s) set forth in Section 8.3(a) would not be met at Closing); (ii) any Applicable Adverse Event; (iii) any material failure on the part of the Seller or any Acquired Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iv) the receipt of any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (v) any Actions commenced or, to the Acquired Companies’ Knowledge, threatened against the Acquired Companies or the Subsidiaries that relates to the consummation of the transactions contemplated by this Agreement.

(b)       Without limiting any other obligations set forth in this Article VII, from the date hereof until the Closing or the earlier termination of this Agreement in accordance with Article IX, Buyer shall promptly notify Seller in writing if it obtains knowledge of: (i) any fact, circumstance, event or action the existence, occurrence or taking of which has resulted in any representation or warranty made by Buyer hereunder not being true and correct in any material respect; (ii) any material failure on the part of the Buyer to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iii) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (iv) any Actions commenced or, to the Buyer’s knowledge, threatened against the Buyer that relates to the consummation of the transactions contemplated by this Agreement.

(c)       No Party’s receipt of information pursuant to this Section 7.13 shall operate as a waiver or otherwise affect any representation or warranty given or made by any Party in this Agreement as of Closing and shall not be deemed to amend or supplement the Disclosure Schedules; provided that the disclosure of any such item pursuant to this Section 7.13 shall be effective for purposes of disputing a claim for Fraud in respect of the representations and warranties made herein.

7.14        R&W Policy. Seller and the Acquired Companies shall cooperate with Buyer and use their commercially reasonable efforts to assist Buyer in obtaining, on or prior to the Closing Date, the R&W Policy. The premium, diligence and other related fees, costs and expenses, including applicable Taxes, due under the R&W Policy, shall be paid by Buyer to the R&W Insurance Provider at or prior to the Closing.

7.15        Reinstatement. Prior to the Closing Date, Seller will cause Nexus Custom Magnetics, L.L.C., a Texas limited liability company that was terminated September 20, 2018, to be reinstated as a Texas limited liability company pursuant to the Texas Business Organizations Code, by filing a Form 811 (Certificate of Reinstatement) with the Texas Comptroller of Public Accounts and preparing and filing or providing any other documents necessary to effect such reinstatement, each in a form reasonably satisfactory to the Buyer (the “Reinstatement”).

7.16        Intellectual Property Assignments. Prior to the Closing Date, Seller shall assign all Assignable Acquired Company IP to an Acquired Company or Subsidiary and shall register such assignment with the appropriate Governmental Authorities, which shall include the United States Patent and Trademark Office (“USPTO”).

7.17        Reynosa Flood Matters. Prior to the Closing Date, the Seller shall cause Reynosa Facility #2 to be restored to the conditions and operation substantially similar in all material respects to the conditions and operation that existed at Reynosa Facility #2 immediately prior to the flood that occurred at Reynosa Facility #2 in Reynosa, Mexico in June 2019 (the “Reynosa Flood”). Seller shall keep Buyer reasonably informed, and promptly respond to the Buyer’s reasonable requests, regarding the status of developments with respect to the restoration of operations at the facility.

7.18        Reorganization. Prior to the Closing Date, Seller will (A) complete the reservation of the name of Electrogroup for continuation as a British Columbia corporation under the Business Corporations Act of British Columbia (the “BC Act”); (B) execute and deliver the Special Resolution of the Shareholders and a Directors Resolution approving and authorizing the continuation of Electrogroup to British Columbia and adopt a form of Articles and Notice of Articles in the form and manner required by the BC Act; (C) submit a request to Corporations Canada to obtain a Letter of Satisfaction approving the continuation of Electrogroup to British Columbia; (D) file the Letter of Satisfaction and obtain the approval of the British Columbia Registrar of Companies to the continuation of Electrogroup as a British Columbia company under the BC Act; (E) complete all documents, certificates, resolutions and filings required to facilitate completion of the transactions listed in the aforementioned (A) through (D) in a form reasonably acceptable to and approved by the Buyer. Buyer acknowledges and agrees that it will, promptly upon Closing, continue Electrogroup from Canada into British Columbia (the “Continuance”), convert Electrogroup from a limited liability company to an unlimited liability company (the “Conversion”) and, promptly thereafter, amalgamate Electrogroup with the Canadian Buyer under the laws of British Columbia (the “Amalgamation”, and, collectively, with the Continuance and Conversion, the “Reorganization”). Seller shall reasonably cooperate with the Buyer and make reasonable efforts to provide Buyer with assistance in preparing such filings with Governmental Authorities so that promptly after the sale of Electrogroup to Canadian Buyer in accordance with the terms of this Agreement, Buyer may make such filings as are necessary with Governmental Authorities to complete the Conversion and the Amalgamation.

7.19        Electrogroup Dividend and Holdback. In the event that the Seller declares a dividend for the intercompany balance between Seller and Electrogroup on or before the Closing Date (the “Electrogroup Dividend”), fifteen percent (15%) of such Electrogroup Dividend shall be held back from such distribution and left with Electrogroup in the form of cash (the “Electrogroup Holdback”). Buyer covenants and agrees to cause Electrogroup to pay the Electrogroup Withholding Tax to the appropriate Governmental Authority on or prior to its due date unless such Electrogroup Withholding Tax has not been agreed to amongst the parties, in such case, such amount shall be paid within two (2) Business Days of such agreement.

ARTICLE VIII
CONDITIONS TO CLOSING

8.1         Conditions to Obligations of the Parties. The respective obligations of the Acquired Companies, Seller, and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of the following conditions (it being understood that all conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing):

(a)       Seller shall have obtained the Stockholder Approval.

(b)       Excluding any Action (or Order resulting from any Action) initiated (i) by Buyer against the Acquired Companies or Seller or (ii) by the Acquired Companies or Seller against Buyer, no Action shall be pending or threatened seeking to restrain or prohibit, and none of the Parties shall be subject to any Order of a court of competent jurisdiction that restrains or prohibits, the consummation of the transactions contemplated by this Agreement (a “Restraint”). If any such Restraint has been issued, each Party shall use its best efforts to have any such Restraint overturned or lifted.

(c)       All waiting periods, authorizations, clearances, consents, orders or approvals required by any Governmental Authority in connection with the consummation of the Equity Transaction and the other transactions contemplated hereby, the absence of which would render the consummation of the Equity Transaction illegal or could be reasonably likely to have a Material Adverse Effect, shall have expired, terminated or been obtained.

(d)       The Information Statement shall have been mailed to the stockholders of Seller in accordance with Section 7.11 at least 20 days prior to the Closing Date and the consummation of the Equity Transaction shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

8.2         Conditions to Obligations of Seller and the Acquired Companies. The obligations of Seller and the Acquired Companies to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions (it being understood that all conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing):

(a)       The representations and warranties of Buyer set forth in this Agreement will be true and correct as of the Closing Date as though made on and as of the Closing Date, except (i) to the extent such representations and warranties speak as of an earlier date (which need only be true and correct as of such earlier date), (ii) to the extent of changes or developments contemplated by the terms of this Agreement, and (iii) for inaccuracies therein or exceptions thereto that have been cured or would not be likely to result in a material and adverse effect on the ability of Buyer to perform its obligations under this Agreement.

(b)       Each of the agreements and covenants of Buyer to be performed and complied with by Buyer pursuant to this Agreement prior to the Closing Date shall have been duly performed and complied with in all material respects (it being understood that failure to pay any amounts payable by or on behalf of Buyer pursuant to, and in accordance with, Articles II and/or III shall be deemed to be material).

(c)       Buyer shall have delivered the items set forth in Section 3.3.

8.3         Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (if permitted by applicable Law) at or prior to the Closing of each of the following additional conditions (it being understood that all conditions to Closing shall be deemed to have been satisfied or waived from and after the Closing):

(a)       Except for the representations and warranties in Section 4.1 (other than the second sentence), Section 4.2, Section 4.3 (other than the third sentence), Section 4.4(a), Section 4.21, Section 5.1, Section 5.2, Section 5.3(c) and Section 5.4 (collectively, the “Seller Fundamental Representations”), the representations and warranties of the Acquired Companies and Seller set forth in this Agreement qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct as of the date of the Closing as though made anew at and as of the Closing, except (i) to the extent such representations and warranties expressly speak as of a specified date, in which case such representations and warranties shall be true and correct in all material respects on and as of such specified date, (ii) for inaccuracies therein or exceptions thereto that have been cured or would not be likely to result in an Applicable Adverse Event. The Seller Fundamental Representations shall be true and correct in all respects as of the Signing Date and as of and as though made on the Closing Date (except to the extent such representations and warranties expressly speak as of a specified date, in which case such representations and warranties shall be true and correct in all respects on and as of such specified date).

(b)       Each of the agreements and covenants of the Acquired Companies and Seller to be performed and complied with by the Acquired Companies or Seller pursuant to this Agreement prior to or as of the Closing Date shall have been duly performed and complied with in all material respects (it being understood that failure to deliver any of the Interests pursuant to, and in accordance with, Article III shall be deemed to be material).

(c)       Since the Signing Date, there shall not have been any Material Adverse Effect.

(d)       The Acquired Companies or Seller shall have delivered the items set forth in Section 3.2.

(e)       Buyer shall have received the Debt Financing on substantially the terms provided for in the Debt Financing Commitments or any Alternative Financing.

8.4         Frustration of Closing Conditions. None of Buyer, the Acquired Companies, and Seller may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of its obligations to consummate the transactions contemplated by this Agreement as required by the provisions of this Agreement, including Section 7.2 and Section 7.6.

ARTICLE IX
TERMINATION OF AGREEMENT

9.1         Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated at any time prior to the Closing Date:

(a)       by the mutual written consent of Buyer and Seller;

(b)       by Seller, if (i) each of the conditions set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and would reasonably be expected to be satisfied at Closing), (ii) Buyer fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 3.1, (iii) Seller has notified Buyer in writing that Seller and the Acquired Companies stand ready, willing, and able to consummate the Closing, and (iv) Buyer has not consummated the Closing by the close of business on the third Business Day following the delivery of such notice described in the foregoing clause (iii);

(c)       by Buyer, if (i) each of the conditions set forth in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and would reasonably be expected to be satisfied at Closing), (ii) Seller fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 3.1, (iii) Buyer has notified Seller in writing that Buyer stands ready, willing, and able to consummate the Closing, and (iv) Seller has not consummated the Closing by the close of business on the third Business Day following the delivery of such notice described in the foregoing clause (iii);

(d)       by Buyer, upon the occurrence of: (i) an Applicable Adverse Event that is not curable, (ii) an Applicable Adverse Event, if curable, to the extent such has not been cured by the earlier of: (A) twenty (20) days following such occurrence or (B) the Outside Date, or (iii) a Material Adverse Effect;

(e)       at the election of the Seller or Buyer on or after the date (the “Outside Date”) that is the later of (i) 120 days following the date hereof (such date, the “Initial Outside Date”) and (ii) 60 days after the date on which all or any material portion of the Financing becomes unavailable on substantially the terms and conditions described in or contemplated by the Financing Commitments (such date, the “Extended Outside Date”), if the Closing shall not have occurred by the close of business on such date; provided, however, that the terminating Party is not in material breach of any of its obligations hereunder that has been the principal cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.

(f)        by Buyer or Seller, upon written notice to the other Party, if any Restraint is in effect and has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose failure to fulfill, in all material respects, any obligation under this Agreement has been the principal cause of, or resulted in, (i) such Restraint or (ii) the failure of such Restraint to be removed;

(g)       by Buyer, by giving written notice to the Seller if:

(i)       the Acquired Companies or Seller are in material breach of any representation, warranty or covenant contained in this Agreement, and such breach (A) would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied and (B) if curable, is not cured within 20 days following delivery by Buyer to the Acquired Companies and Seller of written notice of such breach; provided, however, Seller’s failure to consummate the Closing on the date required pursuant to Section 3.1 shall not be subject to cure hereunder;

(ii)       the Seller Board (A) have made a Change of Recommendation; (B) have failed to reaffirm its approval or recommendation of this Agreement and the Equity Transaction as promptly as reasonably practicable (but in any event within five Business Days after receipt of any written request to do so from Buyer) at any time following the public disclosure of an Acquisition Proposal; or (C) prior to eleven Business Days after the commencement of a tender or exchange offer for outstanding equity securities of Seller that has been publicly disclosed (other than by Buyer or an Affiliate of Buyer), fails to recommend against a tender offer or exchange offer; or

(h)       by the Seller, by giving written notice to Buyer if:

(i)        Buyer is in material breach of any representation, warranty or covenant contained in this Agreement, and such breach (A) would cause the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied and (B) if curable, is not cured within 20 days following delivery by the Acquired Companies or Seller to Buyer of written notice of such breach; provided, however, that the failure to deliver the full consideration payable pursuant to Article II of this Agreement at the Closing as required hereunder, or Buyer’s failure to consummate the Closing on the date required pursuant to Section 3.1 shall each not be subject to cure hereunder; or

(ii)       at any time prior to the Closing, if (A) Seller has not breached any of the terms of Section 7.8, (B) Seller has complied with the terms of Section 7.8(d) and, following the five Business Day period contemplated thereby and after consideration of any change to this Agreement proposed in negotiations with Buyer and during such period, the Seller Board authorizes Seller and the Acquired Companies, subject to complying with the terms of this Agreement, to enter into an Alternative Acquisition Agreement with respect to a

Superior Proposal, (C) Seller obtains the requisite stockholder approval to consummate the transactions contemplated by the Alternative Acquisition Agreement and (D) Seller, simultaneous with such termination, pays to Buyer in immediately available funds any fees required to be paid pursuant to Section 9.2; provided, that Seller agrees that it will not enter into the binding agreement referred to in clause (B) above until at least the fourth Business Day after it has provided the notice to Buyer required by Section 7.8(d), if any, and in the event of any material change to the terms of such Superior Proposal, Seller will, in each case, have delivered to Buyer an additional notice as required by Section 7.8(d) and the notice period will have recommenced.

(i)       by the Seller, at any time on or following the Outside Date, if (A) all the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived in writing (other than Section 8.3(e) and those conditions that by their terms or nature are to be satisfied at the Closing, each of which would reasonably be expected to be satisfied at Closing at the time a notice of termination of this Agreement pursuant to this Section 9.1(i) is delivered), (B) the Seller and the Acquired Companies were each ready, willing and able to consummate the Closing, and (C) no Applicable Adverse Event occurred or was occurring in the fourteen (14) day period prior to the Outside Date.

9.2         Effect of Termination.

(a)       If this Agreement is terminated in accordance with Section 9.1, then (i) this Agreement shall forthwith become void and of no further force or effect (other than Sections 7.2(c) and (d), Section 7.3, this Section 9.2 and Article XII, which shall survive the termination of this Agreement and shall be enforceable by the Parties notwithstanding any such termination), and (ii) there shall be no liability or obligation on the part of any of the Parties, except as set forth in this Section 9.2; provided, however, a Party to this Agreement may seek to recover monetary damages, which in no event shall exceed $4,000,000 in the aggregate, in the event of a termination of this Agreement pursuant to Section 9.1 as a result of Fraud by the other Party. If the transactions contemplated by this Agreement are terminated as provided herein, (A) Buyer shall return all documents and copies and other materials received from or on behalf of the Acquired Companies relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Acquired Companies, and (B) all such information shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement in accordance with this Article IX.

(b)       If this Agreement is (i) terminated pursuant to Section 9.1(c), Section 9.1(g)(ii), or Section 9.1(h)(ii), or (ii) unilaterally terminated by Seller pursuant to Section 9.1 and at the time of such termination Buyer would have had the right to terminate this Agreement pursuant to Section 9.1(c) or Section 9.1(g)(ii) then Seller will pay Buyer, by wire transfer of immediately available funds, an amount equal to $4,000,000 (the “Termination Fee”) within five Business Day of such termination; provided, that in no event shall Seller be required to pay the Termination Fee on more than one occasion.

(c)       If this Agreement is (i) terminated pursuant to Section 9.1(b) or Section 9.1(i), or (ii) unilaterally terminated by Buyer pursuant to Section 9.1 and at the time of such termination Seller would have had the right to terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(i), then Buyer shall pay to Seller, by wire transfer of immediately available funds, the amount of $4,000,000 (the “Reverse Termination Fee”), within five Business Days following such termination; provided, that in no event shall Buyer be required to pay the Reverse Termination Fee on more than one occasion.

(d)       If any Party terminates this Agreement pursuant to Section 9.1(a), Section 9.1(d), Section 9.1(e), Section 9.1(f), Section 9.1(g)(i), or Section 9.1(h)(i), such Party shall not be entitled to recover any termination fees in connection with such termination and such termination shall be such Party’s sole and exclusive remedy; provided, however, a Party to this Agreement may seek to recover monetary damages, which in no event shall exceed $4,000,000 in the aggregate, in the event of a termination of this Agreement pursuant to Section 9.1(d), Section 9.1(e), Section 9.1(f), Section 9.1(g)(i), or Section 9.1(h)(i) as a result of Fraud and/or willful and intentional breaches by the other Party.

(e)       If this Agreement is terminated under circumstances in which Seller is obligated to pay the Termination Fee pursuant to Section 9.2(b), except with respect to any fees and expenses the Seller is required to pay pursuant to Section 9.2(g), upon payment of the Termination Fee, none of Seller, the Acquired Companies, the Subsidiaries or its and their Affiliates shall have any further liability to Buyer, its equity holders or any of its Affiliates with respect to this Agreement, the Equity Transaction or any other transactions contemplated hereby and payment of the Termination Fee in accordance with the terms hereof shall be the sole and exclusive remedy for any claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Buyer or any other Person in connection with this Agreement, the Equity Transaction or any other transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and Buyer shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity).

(f)       If this Agreement is terminated under circumstances in which Buyer is obligated to pay the Reverse Termination Fee pursuant to Section 9.2(c), except with respect to any fees and expenses the Buyer is required to pay pursuant to Section 9.2(g), upon payment of the Reverse Termination Fee, neither Buyer, nor any of its Affiliates shall have any further liability to Seller, the Acquired Companies, the Subsidiaries, any of their equity holders and any of their Affiliates with respect to this Agreement, the Equity Transaction or any other transactions contemplated hereby and payment of the Reverse Termination Fee in accordance with the terms hereof shall be the sole and exclusive remedy for any claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Seller, the Acquired Companies, the Subsidiaries, any of their equity holders, or any other Person in connection with this Agreement (including, but not limited to, any actual, alleged, or other breach of Sections 6.6 and 7.10), the Equity Transaction or any other transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination. Seller and the Acquired Companies shall not have, and expressly waive and relinquish, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity).

(g)       The Parties each acknowledge that the agreements contained in this Section 9.2 are an integral part of the Equity Transaction and any other transactions contemplated hereby, and that, without these agreements, the Parties would not have entered into this Agreement, and that any amounts payable pursuant to Section 9.2(b) or Section 9.2(c) do not constitute a penalty but constitute payment of liquidated damages and that each of the respective liquidated damages amounts is reasonable in light of the substantial but indeterminate harm anticipated to be caused by the other Party’s breach or default under this Agreement, the difficulty of proof of loss of damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated thereunder. If either Seller or Buyer fails to pay when due any amount payable pursuant to Section 9.2(b) or Section 9.2(c), respectively, then (i) such Party will reimburse the other Party for all fees, costs and expenses (including legal fees) incurred in connection with any action taken to collect payment and in connection with the enforcement by the other Party of its rights under Section 9.2(b), Section 9.2(c), or the Sponsor Guaranty, as applicable, and (ii) such Party will pay to the other Party interest on the overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to such other party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE X
INDEMNIFICATION

10.1         Survival.

(a)       The representations and warranties of the Parties contained in this Agreement and the other Ancillary Documents shall survive the Closing through and including the date that is 12 months following the Closing Date; provided, however, that each of the Fundamental Representations shall survive the Closing through and including the date that is seven (7) years following the Closing Date, and provided, further that, those representations and warranties contained in Section 4.6 (“Taxes”) shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations with respect to claims that may arise as a result of the breach of such representations and warranties. All covenants and agreements contained in this Agreement to be performed in whole at or prior to the Closing (other than those covenants and agreements related to Tax) shall survive the Closing through and including the date that is six (6) months following the Closing Date. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; provided, however that those covenants and agreements that do not specify a time period for performance shall survive the Closing through and including the date that is three (3) years following the Closing Date. Covenants and agreements set forth in Article XI and claims for indemnification under Section 10.2(a)(iii), shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations with respect to claims that may arise under Section 10.2(a)(iii) or as a result of the breach of such covenants and agreements.

(b)       In the event notice of any claim for indemnification under this Article X shall have been given prior to the expiration of a particular representation, warranty, covenant or agreement and such claim has not been finally resolved by the expiration of such representation, warranty, covenant or agreement, such representations, warranties, covenants or agreements that are the subject of such claim shall survive, but only to the extent made prior to the expiration of such representation, warranty, covenant or agreement, until such claim is finally resolved.

10.2         Indemnification.

(a)       Subject to the other terms and conditions of this Agreement (including the limitations set forth in this Article X), the Seller shall indemnify and hold the Buyer Indemnified Parties harmless from and against, the amount of any and all Losses based upon, resulting from, attributable or relating to:

(i)       any inaccuracy or breach of any of the representations or warranties made by Seller in this Agreement or in any Ancillary Agreement;

(ii)       any breach or nonperformance of any covenants, undertakings or other agreements made by Seller under this Agreement or in any Ancillary Agreement;

(iii)       Pre-Closing Taxes;

(iv)       any Acquired Company Debt;

(v)       any Transaction Expenses;

(vi)       any Interim Breach;

(vii)       (A) any charges, fines and/or penalties incurred or paid to any Governmental Authority as a result of Electrogroup’s not having a particular certificate of authorization from the Ministry of Environment and Fight against Climate Change with respect to its previous or current manufacturing activities at the Granby Facility, including all reasonable costs and/or Losses (including loss of profit and loss of revenue) related to complying with any sanctions, changes, requirements and/or conditions imposed by the Ministry of Environment and Fight against Climate Change which relates to any such non-compliance, (B) all reasonably necessary fees and expenses paid by the Buyer Indemnified Parties in connection with obtaining any such certificate of authorization from the Ministry of Environment and Fight against Climate Change with respect to the Granby Facility, (C) all costs and/or Losses (including loss of profit and loss of revenue) resulting from a change in the operation of the Acquired Companies’ and Subsidiaries’ business at the Granby Facility as currently conducted (1) that is required to comply with a certificate of authorization (and/or the requirements related to the issuance thereof) with respect to the previous or current manufacturing activities at the Granby Facility, and (2) in connection with any requirements and/or conditions of the Ministry of Environment and Fight against Climate Change relating to a certificate of authorization (and/or the issuance thereof) with respect to the manufacturing activities at the Granby Facility, and (D) all Losses (including loss of profit and loss of revenue) related to a refusal by the Ministry of Sustainable Development, Environment and the Fight against Climate Change to issue a certificate of authorization which permits the operation of the Acquired Companies’ and Subsidiaries’ business at the Granby Facility as currently conducted and consistent with past practice, and as contemplated by Seller as of the date hereof;

(viii)       any Legal Proceeding set forth on Schedule 4.13;

(ix)         the termination of Nexus Custom Magnetics, L.L.C., a Texas limited liability company, on or about September 20, 2018, and the Reinstatement;

(x)          (A) any costs, other charges, or increase in the monthly or recurring fees incurred by the Acquired Companies or Subsidiaries with respect to the continued use by the Acquired Companies or Subsidiaries of the licenses utilized by the Acquired Companies and Subsidiaries, as of the Closing (the “Jobscope Licenses”), with respect to the End User Software License Agreement, dated as of January 30, 2013, by and between Pioneer Power Solutions, Inc. and Jobscope, LLC (the “Jobscope Agreement”), beyond that which would have been incurred with respect to such licenses under the existing Jobscope Agreement; and (B) any setup, initiation, or one-time fees incurred in connection with the renewal or extension of the Jobscope Licenses.

(b)       Subject to the other terms and conditions of this Agreement (including the limitations set forth in this Article X), Buyer hereby agrees to indemnify and hold the Seller Indemnified Parties harmless from and against the amount of, any and all Losses based upon, resulting from, attributable or relating to:

(i)       any inaccuracy or breach of any of the representations or warranties made by Buyer in this Agreement or in any Ancillary Agreement; and/or

(ii)       any breach or nonperformance of any covenants, undertakings or other agreements made by Buyer under this Agreement or in any Ancillary Agreement.

10.3        Indemnification Procedures.

(a)       A claim for indemnification for any matter not including a Third Party Claim may be asserted by prompt written notice to the Party from whom indemnification is sought, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim and, to the extent possible, a good faith estimate of the amount to which the indemnified party claims to be entitled to receive in respect of such right of indemnification; provided, however, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article X, except to the extent that the indemnifying party is prejudiced as a result of such failure.

(b)       In the event of any Third Party Claim, the indemnified party shall promptly cause written notice of the assertion of any third party to be forwarded to the indemnifying party, which notice shall describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim and, to the extent possible, a good faith estimate of the amount to which the indemnified party claims to be entitled to receive in respect of such right of indemnification. The failure of the indemnified party to give prompt notice of any Third Party Claim shall not preclude the indemnified party from any indemnification which it may claim in accordance with this Article X, except to the extent that the indemnifying party is materially prejudiced as a result of such failure. Subject to the provisions of this Section 10.3(b), the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, and to participate in the defense of any Third Party Claim or to assume the defense of any Third Party Claim that relates to any Losses indemnified against hereunder; provided, that (i) the indemnifying party notifies the indemnified party in writing within twenty (20) days after the indemnified party has given notice of the Third Party Claim, that the indemnifying party will indemnify the indemnified party from and against the entirety of any Losses the indemnified party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, (ii) the Third Party Claim involves only money damages which are not reasonably expected to be in excess of the indemnifying party’s remaining indemnity obligations hereunder and does not seek an injunction or other equitable relief, (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the indemnified party, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the indemnified party, (iv) the indemnifying party conducts the defense of the Third Party Claim actively and diligently, (v) such Third Party Claim does not involve any potential criminal liability or the potential for a finding or admission of criminal wrongdoing, (vi) such Third Party Claim is not asserted by a Significant Customer or Significant Supplier, and (vii) such Third Party Claim is not asserted by any Governmental Authority. If the indemnifying party assumes the defense of any Third Party Claim, the indemnified party may participate, at his, her or its own expense, in the defense of such Third Party Claim (it being understood that, subject to the remaining terms of this Section 10.3(b), the indemnifying party shall control such defense); provided, however, that such indemnified party shall be entitled to participate in any such defense with one separate counsel at the expense of the indemnifying party (provided, that the expenses of such counsel shall be limited to the fees of such counsel and reasonable out of pocket expenses incurred by such counsel) if (A) there are legal defenses available to an indemnified party that are different from or additional to those available to the indemnifying party or (B) there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the indemnified party for the same counsel to represent both the indemnified party and the indemnifying party. The Parties agree to reasonably cooperate and provide reasonable access to such documents and information as may be reasonably requested by the indemnifying party in connection with the defense, negotiation or settlement of any such Third Party Claim. If the indemnifying party elects not to defend such Third Party Claim, is not permitted to assume such defense per the provisions of this Section 10.3(b), fails to promptly notify the indemnified party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the indemnified party may, subject to Section 10.3(c), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim; provided, however that if Seller is the indemnifying party, the indemnified party shall not be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Seller (which shall not be unreasonably withheld, conditioned or delayed), if as a result of such resolution, the Seller would, directly or indirectly, be responsible for a greater percentage of the indemnifiable Losses than the Buyer.

(c)       The indemnifying party shall not be authorized to consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim unless, (i) such settlement, compromise or resolution provides for a full release of the indemnified party, does not provide for any relief other than money damages which are paid solely by the indemnifying party, and does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the indemnified party or (ii) the indemnified party has provided prior written consent to the indemnifying party to do so.

10.4         Limitations on Indemnification for Breaches of Representations and Warranties and Taxes; Sole and Exclusive Remedy; Mitigation.

(a)       Other than in respect of a Fraud, or a breach or inaccuracy with respect to a Seller Fundamental Representation or Section 4.6, or any other representation, warranty or covenant herein relating to Taxes, Seller shall not have any liability for Losses under Section 10.2(a)(i) hereof unless and until the aggregate amount of all such Losses that are imposed on or incurred by the Buyer Indemnified Parties exceeds $330,000 (the “Deductible Amount”) in which case the applicable Buyer Indemnified Parties shall be entitled to indemnification (subject to the other limitations set forth in this Section 10.4) for all Losses in excess of the Deductible Amount. In addition, Seller shall not have any liability for Losses under Section 10.2(a)(vii) hereof unless and until the aggregate amount of all such Losses that are imposed on or incurred by the Buyer Indemnified Parties exceeds $500,000 (the “10.2(a)(vii) Deductible”) in which case the applicable Buyer Indemnified Parties shall be entitled to indemnification (subject to the other limitations set forth in this Section 10.4) for all Losses in excess of 10.2(a)(vii) Deductible.

(b)       Other than in respect of Fraud, Seller shall not be required to indemnify any Person (i) under Section 10.2(a)(i) (other than a breach or inaccuracy with respect to a Seller Fundamental Representation or Section 4.6 (“Taxes”)) for any aggregate amount of Losses exceeding: (A) the Deductible Amount plus, (B) the amount, if any, of indemnifiable Losses that otherwise would have been recoverable by any Buyer Indemnified Party pursuant to Section 10.2(a)(i) under the

R&W Policy if no claims had been asserted against the R&W Policy with respect to (1) breaches of Seller Fundamental Representations or Section 4.6 (“Taxes”) and (2) claims brought under Section 10.2(a)(i) that could have been properly brought as claims under Sections 10.2(a)(ii)-(x), (ii) under Section 10.2(a)(vi) for an amount in excess of $5,000,000, (iii) under Section 10.2(a)(vii) for an amount in excess of the Seller Note, (iv) under Section 10.2(a)(x) for an amount in excess of $50,000, and (v) under this Article X for an aggregate amount of Losses exceeding the Final Net Purchase Price.

(c)       Other than in respect of Fraud or a breach or inaccuracy with respect to a Buyer Fundamental Representation, Buyer shall not be required to indemnify any Person under Section 10.2(b)(i) unless and until the aggregate amount of all such Losses that are imposed on or incurred by the Seller Indemnified Parties exceeds the Deductible Amount, in which case the applicable Seller Indemnified Parties shall be entitled to indemnification (subject to the other limitations set forth in this Section 10.4) for all Losses in excess of the Deductible Amount for any aggregate amount of Losses not exceeding $3,300,000. Buyer shall not be required to indemnify any Person under this Article X for an aggregate amount of Losses exceeding the Final Net Purchase Price.

(d)       No Buyer Indemnified Party shall be entitled to assert any claim pursuant to Section 10.2(a)(i) with respect to an individual item or series of related items of Loss unless and until the aggregate amount of Losses incurred by the Buyer Indemnified Parties resulting from, arising out of, relating to or based upon the same, similar or related facts and circumstances exceeds $50,000; in which event the full amount thereof shall be recoverable, subject to the other limitations set forth in this Article X; provided, however, that the limitation set forth in this Section 10.4(d) shall not apply for purposes of determining whether the Deductible Amount has been met under Section 10.4(a) or to any Losses with respect to Fraud or any breach of any Seller Fundamental Representation or breach of Section 4.6.

(e)       The amount of any Losses for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the indemnified party under insurance policies or an indemnification, contribution or similar obligation of another Person (other than an Affiliate of such indemnified party) with respect to such Losses (other than pursuant to the R&W Policy) (net of any deductible or co-payment and all reasonable out-of-pocket costs related to such recovery). The indemnified party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution or similar payments; provided that an indemnified party shall not be required to (i) incur material out-of-pocket fees or expenses in connection with such efforts if the indemnifying party has failed to agree to be responsible for such fees and expenses after the indemnified party’s request with respect thereto or (ii) initiate litigation in respect of such efforts. Any indemnification payments will increase or reduce, as applicable, the Final Net Purchase Price by a corresponding amount.

(f)       Following the Closing and absent Fraud, except for actions seeking specific performance or similar equitable relief pursuant to Section 12.13 and disputes under Section 2.5 (which disputes will be resolved in accordance with the dispute mechanism set forth in Section 2.5(c)),the remedies set forth in Article IX and this Article X shall constitute the sole and exclusive remedies of the Parties (and the sole and exclusive remedy of the Buyer Indemnified Parties and the Seller Indemnified Parties) with respect to any and all rights, Actions and causes of action it may have against any other party (including any Affiliate of Seller or Buyer, any Acquired Company or any Subsidiary) relating to the operation of the Acquired Companies or the business of the Acquired Companies, or resulting from or relating to the subject matter of this Agreement and the transactions contemplated hereby, whether arising under or based upon any Law or otherwise (including any right, whether arising at law or in equity (including strict liability and tort), to seek indemnification, contribution, rescission, cost recovery, damages, or any other recourse or remedy, including as may arise under common law). The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements. EXCEPT FOR FRAUD, THIS AGREEMENT CONTAINS THE SOLE AND EXCLUSIVE REMEDY, WHETHER UNDER THIS AGREEMENT OR OTHERWISE, FOR BUYER OR ANY AFFILIATE OF BUYER AND ANY BUYER INDEMNIFIED PARTY AGAINST SELLER OR ANY AFFILIATE OF SELLER WITH RESPECT TO ANY AND ALL LOSSES OR OTHER DAMAGES INCURRED REGARDING, OR CLAIMS RELATING TO OR ARISING FROM ENVIRONMENTAL MATTERS OR ENVIRONMENTAL LAW, INCLUDING, WITHOUT LIMITATION, THOSE RELATED TO (I) HAZARDOUS MATERIALS OR THE REMEDIATION OF HAZARDOUS MATERIALS, (II) THE ENVIRONMENTAL CONDITION OF THE REAL PROPERTY, AND (III) THE RELEASE OR PRESENCE OF HAZARDOUS MATERIALS OR VIOLATIONS OF ENVIRONMENTAL LAW OR ENVIRONMENTAL PERMITS, IN EACH CASE WHETHER ARISING OUT OF THE ACTUAL OR ALLEGED NEGLIGENCE OR STRICT LIABILTY OF SELLER OR ANY AFFILIATE OF SELLER OR OTHERWISE.

(g)       Buyer and Seller shall take such steps to mitigate any Losses as would be required by Delaware Law with respect to a claim for breach of contract after becoming aware of any event that could reasonably be expected to give rise to any Losses which are indemnifiable or recoverable hereunder or in connection herewith.

(h)       (i) For purposes of determining whether there has been any misrepresentation or breach of a representation or warranty and (ii) for the purposes of determining the amount of Losses resulting from any misrepresentation or breach of a representation or warranty, all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article X, the representations and warranties of the Parties contained in this Agreement shall be read as if such terms and phrases were not included in them; provided, that this Section 10.4(h) shall not (A) apply with respect to the Buyer Closing Certificate, nor (B) apply with respect to the Seller Closing Certificate and Section 4.17(b), nor (C) be deemed to turn references to “Material Contract” to “Contract” or “Material Contracts” to “Contracts”; provided, further, that clause (i) of this Section 10.4(h) shall not apply with respect to a claim for Fraud.

(i)       For the avoidance of doubt, indemnifiable Losses shall not include any amount to the extent such amount was included as: (i) a liability in the Closing Net Working Capital, (ii) Acquired Company Debt, or (iii) a Transaction Expense in determining the Final Net Purchase Price as finally determined pursuant to Section 2.5.

(j)       Buyer, on behalf of Buyer and each other Buyer Indemnified Party, (i) expressly waives any right of subrogation against Seller under this Agreement except for the subrogation rights of the insurance provider pursuant to the R&W Policy in the event of Fraud or to the extent such a waiver would violate the terms of any insurance policy or other contract to which Buyer or any of its Affiliates is a party and (ii) agrees that the R&W Policy shall expressly exclude any right of subrogation against Seller under this Agreement other than for a claim for Fraud (as defined in this Agreement).

10.5         Recoupment; Set-Off of Seller Note; Payment.

(a)       Except with respect to Fraud, a breach of a Seller Fundamental Representation, or a breach of Section 4.6, all claims for Losses that are made by any Buyer Indemnified Party pursuant to (i) Section 10.2(a)(i) (to the extent such claim of Loss could not also be claimed as a Loss pursuant to Section 10.2(a)(ii)-(v), (viii)-(ix), and (x)) that are not otherwise recovered from the R&W Policy or subject to Buyer’s portion of the Retention Amount and (ii) Section 10.2(a)(vi)-(vii), and (x), shall be satisfied solely through a set-off to the Seller Note pursuant to Section 2.6 hereof.

(b)       Subject to the limitations set forth in Section 10.4, all claims for Losses under Section 10.2(a), whose satisfaction is not limited pursuant to Section 10.5(a), shall be satisfied as follows: (i) first, to the extent such a claim of Loss is for a breach of representation and warranty, out of Buyer’s right to set-off any such Losses, in accordance with Section 2.6 until the entire retention amount under the R&W Policy (the “Retention Amount”) has been exhausted, (ii) second, to the extent such a claim of Loss is for a breach of representation and warranty, by submission of claims by Buyer pursuant to the R&W Policy until such time as the aggregate amount so claimed (excluding any claimed amounts that were determined to not be recoverable under the R&W Policy) under the R&W Policy equals the lesser of: (A) remaining policy limit or (B) the portion of the Principal Amount of the Seller Note which has not been set-off pursuant to a Net Purchase Price Reduction under Section 2.5(e)(ii), (iii) third, from Buyer’s right to set-off any such Losses in accordance with Section 2.6 until the entire remaining balance of the Seller Note is subject to a Set-Off Amount or a Unresolved Claim Amount, and (iv) fourth, in each of the foregoing instances, by proceeding directly against the Seller, subject to the terms of this Agreement.

(c)       The Buyer Indemnified Parties shall use commercially reasonable efforts to utilize the R&W Policy to cover Losses under Article X.

(d)       Once a Loss that requires payment by an Indemnifying Party is agreed to by an Indemnifying Party or finally adjudicated to be payable pursuant to this Article X, such Indemnifying Party shall satisfy its obligations within ten (10) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

10.6       Special Indemnification Matters. Buyer covenants and agrees to keep the Seller reasonably informed, and promptly respond to the Seller’s reasonable requests, regarding the status of developments with respect to the matters covered by Section 10.2(a)(vii). Should Buyer seek to obtain a certificate of authorization described in Section 10.2(a)(vii), Buyer shall use commercially reasonable efforts to obtain such certificate of authorization. In the event that the 10.2(a)(vii) Deductible has been reached, Buyer shall continue such commercially reasonable efforts in a substantially similar manner to those utilized prior to reaching the 10.2(a)(vii) Deductible.

ARTICLE XI
TAX MATTERS

11.1       Administration of Tax Matters. Seller shall prepare and timely file, or cause to be timely filed, for the Acquired Companies and the Subsidiaries, with reasonable assistance from the Acquired Companies, all Tax Returns that are required by Law to be filed for any taxable period ending on or before the Closing Date. Seller shall, at least 30 days prior to filing such Tax Return(s), provide a copy of such Tax Return(s) to Buyer. Buyer shall, within 10 days of receiving such Tax Return(s), advise Seller regarding any matters in such Tax Return(s) with which it reasonably disagrees. In such case, Seller and Buyer shall reasonably cooperate with each other to reach a timely and mutually satisfactory solution to such disputed matters; provided, however, that in the event that the disputed matters are not resolved within 30 days after Buyer advises Seller of the disagreement, such matter shall be resolved in a manner set forth in Section 2.5(c). Buyer shall prepare and timely file, or cause to be timely filed, all Tax Returns whose taxable period ends after the Closing Date for the Acquired Companies and the Subsidiaries. With respect to all Straddle Periods, such Tax Returns shall be prepared on a basis consistent with past practice except to the extent otherwise required by Law. Buyer shall, at least 30 days prior to filing any such Tax Return that relates to a Straddle Period, provide a copy of such Tax Return to Seller. Seller shall, within 10 days of receiving such Tax Return, advise Buyer regarding any matters in such Tax Return with which it reasonably disagrees. In such case, Seller and Buyer shall reasonably cooperate with each other to reach a timely and mutually satisfactory solution to the disputed matters; provided, however, that in the event that the disputed matters are not resolved within 30 days after Seller advises Buyer of the disagreement, such matter shall be resolved in a manner set forth in Section 2.5(c).

11.2       Allocation of Liability for Taxes. In the case of any Taxes that are attributable to a Straddle Period, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined as follows:

(a)       In the case of ad valorem, property, or franchise or similar Taxes imposed on the Acquired Companies or Subsidiaries based on capital or number of shares of stock authorized, issued or outstanding, the portion attributable to the Pre-Closing Tax Period shall be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire taxable period.

(b)       In the case of all other Taxes, the portion attributable to the Pre-Closing Tax Period shall be determined on the basis of an interim closing of the books of Acquired Companies or Subsidiaries as of the Closing Date, and the determination of the hypothetical Tax for such Pre-Closing Tax Period shall be determined on the basis of such interim closing of the books; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each such period relative to the entire taxable period.

11.3        Cooperation; Audits.

(a)       In connection with the preparation of Tax Returns, audit examinations, and any Actions relating to the Tax liabilities imposed on the Acquired Companies or the Subsidiaries (or any successor(s) thereof), Buyer and Seller shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the pursuit or defense of Actions by Taxing Authorities as to the imposition of Taxes. Buyer shall and shall cause the Acquired Companies to (i) retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (including any extension thereof) for the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority and (ii) give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records and shall allow Seller to take possession of such books and records.

(b)       Buyer and Seller shall, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

11.4       Amended Tax Returns. Without Seller’s prior written consent (which consent will not be unreasonably withheld, conditioned, or delayed), Buyer shall not cause the Acquired Companies or any Subsidiary to elect, where permitted by applicable Tax Law, to carry forward any Tax attribute carryover, net operating loss or capital loss that arose in a Pre-Closing Tax Period that could, absent such election, be carried back to or utilized by the Acquired Companies or Subsidiaries in a Pre-Closing Tax Period. Except as contemplated by this Agreement, or required by applicable Law or a Governmental Authority, neither Buyer nor any of its Affiliates shall voluntarily disclose previous Tax positions of the Acquired Companies to any Taxing Authority or amend, refile, revoke or otherwise modify in any material respect any Tax Return or Tax election of the Acquired Companies or any Subsidiary (or any successor(s) thereof) with respect to a taxable period ending on or prior to the Closing Date without the prior written consent of Seller (which consent will not be unreasonably withheld, conditioned, or delayed).

11.5       Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with the sale of the Interests to Buyer under this Agreement (“Transfer Taxes”), shall be borne 50% by Seller and 50% by Buyer, and the party responsible for filing the necessary Tax Returns and other documentation with respect to Transfer Taxes shall timely file such Tax Returns. Buyer and Seller shall promptly pay when due their respective portion of all such required amounts to the appropriate Taxing Authority.

11.6       Tax Treatment. Seller shall cause an election to be timely and validly made pursuant to Section 336(e) of the Code and the applicable Treasury Regulation with respect to Jefferson, JE Mexico, and Transformer (each such election, a “336(e) Election”). The Seller shall pay or cause to be paid any Taxes attributable to the making of the 336(e) Elections. Prior to the Closing, the Seller will deliver to Buyer original copies of the written agreements, duly executed by the Seller, Transformer, Jefferson and JE Mexico, as applicable, entered into pursuant to Section 336(e) of the Code and Treasury Regulation Section 1.336-2(h) together with the Section 336(e) election statement completed in accordance with the provisions of Treasury Regulation Sections 1.336-2(h)(5) and 1.336-2(h)(6) (collectively, the “Section 336(e) Agreements”). As a result of the 336(e) Elections, for United States federal, state and local income tax purposes, the Parties will treat the sale and purchase of the Interests as a taxable purchase by Buyer of all of the assets of the Acquired Companies and the Subsidiaries (other than Electrogroup, which shall be treated as a purchase of the equity interests of Electrogroup), unless otherwise required by a final determination within the meaning of Section 1313 of the Code or under the Tax Act or applicable local Tax Laws. One-half of the Base Purchase Price shall be allocated to the purchase of the equity interest of Electrogroup. Following the Closing Date, Buyer shall prepare a draft allocation of the Final Net Purchase Price (and other applicable amounts), among the assets of the Acquired Companies and the Subsidiaries (the “Allocation Schedule”) in accordance with Code Sections 336(e) and 1060 and the Treasury Regulations thereunder and any applicable local Laws. Buyer shall deliver such draft Allocation Schedule to Seller within forty-five (45) days following the determination of the Final Net Purchase Price pursuant to Section 2.5. Seller shall have twenty (20) days to review the Allocation Schedule, and in the event that Buyer and the Seller are unable to agree on such Allocation Schedule within twenty (20) days following the Seller’s review period, then such matter shall be resolved in a manner set forth in Section 2.5(c).

11.7       Termination of Tax Sharing Agreements. All tax sharing, Tax indemnity or Tax allocation agreements (including intercompany payables and receivables) with respect to the Acquired Companies or the Subsidiaries shall be terminated prior to the Closing and the Acquired Companies and the Subsidiaries shall have no Liability with respect to such agreements following the Closing.

11.8       Tax Treatment of Indemnification Payments. All indemnification payments made pursuant to this Agreement shall be treated by Parties, to the extent permitted by applicable Law, as an adjustment to the Net Purchase Price for applicable United States federal, state and local income tax purposes.

ARTICLE XII
MISCELLANEOUS AND GENERAL

12.1       Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the Party incurring such expenses, except as expressly provided herein.

12.2       Successors and Assigns. This Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns, but is not assignable by any Party without the prior written consent of the other Parties. Buyer may assign (without consent) its rights under this Agreement to any Financing Source as collateral in connection with providing financing and/or credit facilities to Buyer.

12.3       Third-Party Beneficiaries. Other than Section 7.5 of this Agreement and except for the rights provided to the Financing Sources as express third-party beneficiaries pursuant to Sections 12.8, 12.10, and 12.11, each Party intends that this Agreement does not benefit or create any right or cause of action in or on behalf of any Person other than the Parties.

12.4       Further Assurances. From and after the Closing, the Parties shall execute such further instruments and take such further actions as may reasonably be necessary to carry out the intent of this Agreement. Each Party shall cooperate affirmatively with the other Parties, to the extent reasonably requested by such other Parties, to enforce rights and obligations herein provided.

12.5       Notices. Any notice or other communication provided for herein or given hereunder to a Party must be in writing, and will be deemed given (a) on the date sent when transmitted by facsimile or by email, in each case, with electronic confirmation, (b) on the date delivered when delivered in person, (c) four Business Days following mailing if mailed by first class registered or certified mail, postage prepaid, or (d) on the next Business Day if sent by Federal Express or other overnight courier of national reputation, in each case, if addressed as follows:

If to Buyer or, after the Closing, the Acquired Companies:

Pioneer Transformers L.P.

c/o Mill Point Capital LLC

104 W. 40th Street, 5th Floor

New York, NY 10018

Attention: Dustin Smith

Email:dsmith@millpoint.com

with a copy (which will not constitute notice) to:

Becker Legal Group, LLC

99 Madison Avenue, Fifth Floor

New York, NY 10016

Attention: David M. Becker

Email: dbecker@beckerlg.com

If to Seller or, prior to the Closing, the Acquired Companies:

Pioneer Power Solutions, Inc.

400 Kelby Street, 12th Floor

Fort Lee, New Jersey 07024

Attention: Nathan J. Mazurek

Email: Nathan@pioneerpowersolutions.com

with a copy (which will not constitute notice) to:

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

Attention: Rick Werner

Fax: 212.884.8234

Email: Rick.Werner@haynesboone.com

or to such other address with respect to a Party as such Party notifies the other in writing as above provided.

12.6       Complete Agreement. This Agreement and the Schedules and Exhibits hereto and the other documents delivered by the Parties in connection herewith, together with the Confidentiality Agreement, contain the complete agreement between the Parties with respect to the transactions contemplated hereby and thereby and supersede all prior agreements and understandings between the Parties with respect to the subject matter of this Agreement. The Parties agree that prior drafts of this Agreement and the other documents contemplated hereby will be deemed not to provide any evidence as to the meaning of any provision hereof or thereof or the intent of the Parties with respect hereto or thereto.

12.7       Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

12.8       Amendment. This Agreement may be amended or modified only by an instrument in writing specifically designated as an amendment hereto, duly executed by the Acquired Companies, Seller, and Buyer. Notwithstanding anything to the contrary contained herein, this Section 12.8 and Sections 7.1(d), 12.2, 12.3, 12.10, and 12.11, may not be amended, modified, waived or terminated in a manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

12.9       Waiver. At any time prior to the Closing Date, the Acquired Companies, Seller, and Buyer may (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein, to the extent permitted by applicable Law. Any agreement to any such extension or waiver will be valid only if set forth in a writing signed by the Acquired Companies, Seller, and Buyer. No failure of any Party to exercise any power given to such Party under this Agreement, or to insist upon strict compliance with any provision of this Agreement, and no custom or practice at variance with the terms of this Agreement shall constitute a waiver of any such Party’s right to demand strict compliance with the terms of this Agreement.

12.10       Governing Law; Jurisdiction; WAIVER OF JURY TRIAL. This Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of, or relate to this Agreement, or the negotiation and performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by, interpreted under, and construed and enforced in accordance with, the internal Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court sitting in the State of Delaware. Consistent with the preceding sentence, each of the Parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in the State of Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Notwithstanding anything in this Section 12.10 to the contrary, each of the parties hereto agrees that it will not bring or support any legal action, suit or proceeding (whether at law, in equity, in contract, in tort or otherwise) against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof). TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES AND COVENANTS THAT IT NOT WILL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DEBT FINANCING (OR AGAINST ANY FINANCING SOURCE), IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTY THAT THIS SECTION 12.10 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE PARTIES ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 12.10 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

12.11       Exculpation of Financing Sources. Notwithstanding anything to the contrary contained herein, no Seller Indemnified Party shall have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Seller Indemnified Party in connection with this Agreement, the Equity Transaction, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Equity Transaction, the foregoing will not limit the rights of the parties to the Debt Financing under any commitment letter related thereto. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.

12.12       Severability. So long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, Buyer, the Acquired Companies, and Seller shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.13       Counterparts. This Agreement and all other documents related hereto may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement. The execution of this Agreement and any agreement or instrument entered into in connection with this Agreement, and any amendment hereto or thereto, by any of the Parties may be evidenced by way of an electronic transmission of such Party’s signature, and such electronically transmitted signature shall be deemed to constitute the original signature of such Party.

12.14       Enforcement of Agreement. The Buyer and Seller agree that irreparable damage would occur if any of the provisions of this Agreement were not performed by the other party in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including but not limited to, Section 7.12, this being in addition to (a) any other remedy to which they are entitled hereunder, at law or in equity, prior to the Closing Date, or (b) any other remedy to which they are entitled hereunder after the Closing Date.

12.15       Other Definitional and Interpretive Matters.

(a)       Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)       Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii)       Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(iii)       Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv)       Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v)       Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi)       Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii)       Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b)       The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

12.16       Disclosure Schedules. The Schedules have been arranged, for purposes of convenience only, as separately titled Schedules corresponding to the Sections of this Agreement. Notwithstanding anything to the contrary contained in the Schedules or in this Agreement or the omission of any cross reference thereto, the information and disclosures contained in any Schedule shall be deemed to be disclosed and incorporated by reference in any other Schedule as though fully set forth in such Schedule for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Schedule (a) shall not be construed to mean that such information is required to be disclosed by this Agreement, (b) shall not be construed as or constitute an admission, evidence or agreement that a violation, right of termination, default, non-compliance, liability or other obligation of any kind exists with respect to any item, (c) with respect to the enforceability of contracts with third-parties, the existence or non-existence of third-party rights, the absence of breaches or defaults by third-parties, or similar matters or statements, is intended only to allocate rights and risks among the Parties and is not intended to be admissions against interests, give rise to any inference or proof of accuracy, be admissible against any Party by any Person who is not a Party, or give rise to any claim or benefit to any Person who is not a Party; (d) shall not be deemed or interpreted to broaden or to narrow the representations and warranties, obligations, covenants, conditions or agreements of the Acquired Companies or Seller contained in this Agreement; and (e) does not waive any attorney-client privilege associated with such item or information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. Unless the context otherwise requires (for example, a Schedule corresponds to a representation and warranty that requires disclosure of information that is “material” or that would reasonably be expected to constitute a “Material Adverse Effect”), such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Schedules and/or the Acquired Company Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Seller Disclosure Schedules or the Acquired Company Disclosure Schedules is or is not material for purposes of this Agreement.

12.17       Independent Legal Counsel; Continuing Representation. Each Party has had the benefit of independent legal counsel with respect to the preparation of this Agreement. This Agreement expresses the mutual intent of the Parties, and each Party has participated equally in its preparation. The Parties acknowledge and agree that at all times relevant hereto up to the Closing, Haynes and Boone, LLP (“H&B”) has represented only Seller and the Acquired Companies. If, subsequent to the Closing, any dispute was to arise directly relating in any manner to this Agreement or any of the transactions contemplated herein (a “Dispute”), Buyer hereby consents to H&B’s representation of Seller in such Dispute. Buyer acknowledges and agrees that H&B has been and will be providing legal advice to Seller and the Acquired Companies in connection with the transactions contemplated by this Agreement and in such capacity will have obtained confidential information of the Acquired Companies (the “Acquired Company Confidential Information”). The Acquired Company Confidential Information includes all communications, whether written or electronic between H&B, and the managers, directors, officers, and/or employees of the Acquired Companies and all privileged files, attorney notes, drafts or other documents directly relating to this Agreement which predate the Closing (collectively, the “H&B Work Product”). In any Dispute, to the extent that any Acquired Company Confidential Information is in H&B’s possession as of the Closing Date, such Acquired Company Confidential Information may be used on behalf of Seller solely to the extent reasonably required in connection with such Dispute. The Parties waive their right to access any H&B Work Product, except as reasonably necessary in connection with an Action which is not a Dispute. Buyer further agrees that, as to all communications among H&B, the Acquired Companies and Seller that directly relate to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to Seller and may be controlled by Seller (and/or any former holder of any equity interest in the Acquired Companies) and shall not pass to or be claimed by Buyer or its Affiliates (including the Acquired Companies); provided that: (a) such attorney-client privilege shall not be waived or released with respect to any third party claim or action without the prior consent of the Buyer and (b) Acquired Company Confidential Information shall not be used or disclosed for any purpose other than as reasonably required in connection with a Dispute.

[Signature pages follow.]

IN WITNESS WHEREOF, Buyer, the Acquired Companies, and Seller have executed this Agreement to be effective as of the Signing Date.

ACQUIRED COMPANIES:

PIONEER ELECTROGROUP CANADA INC.

By:	/s/ Nathan J. Mazurek
Name:	Nathan J. Mazurek
Title:	President

JEFFERSON ELECTRIC, INC.

By:	/s/ Nathan J. Mazurek
Name:	Nathan J. Mazurek
Title:	President

JE MEXICAN HOLDINGS, INC.

By:	/s/ Nathan J. Mazurek
Name:	Nathan J. Mazurek
Title:	President

[Signatures continue on next page.]

Signature Page to Stock Purchase Agreement

SELLER:

PIONEER POWER SOLUTIONS, INC.

By:	/s/ Nathan J. Mazurek
Name:	Nathan J. Mazurek
Title:	President & CEO

[Signatures continue on next page.]

Signature Page to Stock Purchase Agreement

US BUYER:

PIONEER TRANSFORMERS L.P.
By: Pioneer Transformers GP LLC, as sole member and manager
By: Pioneer Transformers Holdings LP
By: Pioneer Transformer Holdings GP, its General Partner

By:	/s/ Dustin Smith
Name:	Dustin Smith
Title:	Manager

CANADIAN BUYER:

PIONEER ACQUIRECO ULC

By:	/s/ Dustin Smith
Name:	Dustin Smith
Title:	Director

Signature Page to Stock Purchase Agreement

/s/ Nathan J. Mazurek
NATHAN J. MAZUREK, solely for purposes of Section 7.12

[End of signatures.]

Signature Page to Stock Purchase Agreement

EXHIBIT A

DEFINED TERMS

The definitions of terms capitalized and used throughout this Agreement are as follows:

“336(e) Election” has the meaning set forth in Section 11.6.

“Accounting Principles” means GAAP using the same accounting methods, practices and procedures as were used in preparation of the Financial Statements and the sample working capital calculation on Schedule 2.2 and shall not include any changes resulting as a consequence of the transactions contemplated by this Agreement; provided that if such accounting methods, practices and procedures are inconsistent with GAAP, GAAP will control.

“Acquired Companies” has the meaning set forth in the preamble.

“Acquired Companies’ Knowledge” or “Seller’s Knowledge” means the actual and constructive knowledge, after due inquiry, of Nathan Mazurek and Thomas Klink.

“Acquired Company Confidential Information” has the meaning set forth in Section 12.16.

“Acquired Company Debt” means, as of the Effective Time, without duplication, (a) the principal amount of and accrued interest (including accrued but unpaid interest), premiums, penalties, breakage costs, make-whole payments or obligations or other similar costs, fees or expenses (if any), that would be required to be paid by the borrower pursuant to a customary payoff letter (or otherwise as required by the terms of the underlying instrument), in each case, in respect of (i) any indebtedness of any Acquired Company or Subsidiary for money borrowed or (ii) any other indebtedness of any Acquired Company or Subsidiary evidenced by a note, bond, debenture or other similar instrument or debt security, (b) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of any Acquired Company or Subsidiary and all obligations under any performance bonds (but, in each case with respect to this clause (b), solely to the extent drawn and not paid), (c) all obligations of any Acquired Company or Subsidiary as lessee that are required to be capitalized in accordance with GAAP, (d) any net obligations under all interest rate and exchange rate derivatives, swaps or similar agreements of any Acquired Company or Subsidiary, (e) all obligations of any Acquired Company or Subsidiary in respect of deferred purchase price with respect to the acquisition by or on behalf of any Acquired Company or Subsidiary of any business, division or product line or portion thereof (whether by merger, sale of stock, sale of assets or otherwise), (f) all amounts and obligations for which any Acquired Company or Subsidiary is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations of any other Person, (g) any outstanding Board of Directors or Board of Managers fees or expenses owed by any of the Acquired Companies or Subsidiaries, (h) uncleared checks issued by any Acquired Company or Subsidiary, (i) any unfunded pension balance, on an ASC 715 basis under GAAP, of any Acquired Company or its Subsidiaries, and (j) the aggregate amount of all past due accounts payable calculated in accordance with Schedule 8, Notwithstanding the foregoing, Acquired Company Debt shall not include any obligations that are solely between or among any two or more Acquired Companies.

“Acquired Company Disclosure Schedules” has the meaning set forth in the preamble of Article IV.

“Acquired Company Employees” has the meaning set forth in Section 7.7(a).

“Acquired Company Indemnitee” has the meaning set forth in Section 7.5(a).

“Acquired Company IP” means material Intellectual Property used in the conduct of the business of the Acquired Companies and Subsidiaries as currently conducted.

“Acquired Company-Owned IP” means Acquired Company IP that is owned by the Acquired Companies or Subsidiaries.

“Acquired Company Policies” has the meaning set forth in Section 4.15.

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Acquired Companies or any of the Subsidiaries, or (ii) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 50% or more of the total voting power or of any class of equity securities of the Acquired Companies or the Subsidiaries, or 50% or more of the consolidated total assets, measured either by book value or fair market value (including equity securities of the Acquired Companies and the Subsidiaries) of Seller, in each case other than the Equity Transaction and any other transactions contemplated hereby, provided, however, that in no event shall an Acquisition Proposal include any inquiry, offer or proposal, or any indication of interest solely with respect to the sale or other disposition or acquisition of any subsidiary or business unit other than the Acquired Companies or the Subsidiaries.

“Action” or “Actions” means any judicial, administrative or arbitral actions, suits, mediation, investigation, proceedings, complaints, charges or claims (including counterclaims), whether public or private, by or before a Governmental Authority.

“Affiliate” means, with respect to any Person, any Person that directly or indirectly controls, is controlled by, or is under common control with such Person.

“Affiliate Agreements” has the meaning set forth in Section 4.20.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 11.6.

“ALS” has the meaning set forth in Section 4.16(f).

“Alternative Acquisition Agreement” has the meaning set forth in Section 7.8(c)(ii).

“Alternative Financing” has the meaning set forth in Section 7.10(b).

“Amalgamation” has the meaning set forth in Section 7.18.

“Amalgamation Cost” shall mean $781,407.

“Ancillary Agreements” means, collectively, the Stockholder Consent, the Seller Note, the R&W Policy, the Voting Agreement and the Limited Guaranty.

“Applicable Adverse Event” means any state of fact, event, change, result, circumstance, occurrence, or development that, either alone or in combination with any other fact, event, change, result, circumstance, occurrence, or development, has or would reasonably be expected to have an adverse change or effect in excess of $3,500,000 on (a) the business, results of operations or financial condition of the

Acquired Companies and the Subsidiaries taken as a whole, but excluding facts, events, changes, results, circumstances, occurrences, or developments, either alone or taken together, relating to or arising from (i) changes or developments in the United States or worldwide economy or credit, currency, oil, financial, banking, securities or capital markets, (ii) changes or developments in any national or international political, or regulatory conditions, including acts of terrorism, sabotage, cyber-attack, military action, national emergency or war (whether or not declared), or any escalation or worsening thereof, (iii) changes or developments in the business conditions or regulatory conditions affecting the industries or markets in which the Acquired Companies and the Subsidiaries operate or conduct their business generally, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God, whether or not caused by any Person, or any national or international calamity or crisis, (v) the announcement of this Agreement or the transactions contemplated hereby, (vi) any action taken at the specific written request of Buyer, (vii) any changes or prospective changes in Law or GAAP or enforcement or interpretation thereof, or (viii) any failure, in and of itself, to meet any budgets, projections, forecasts, estimates, plans, predictions, or milestones (whether or not shared with Buyer or its Affiliates or representatives) (but, for the avoidance of doubt, in each case, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Applicable Adverse Event), or; provided, that, with respect to the foregoing clauses (i), (ii), (iii) (iv) and (vii), any such effect shall be taken into account if and to the extent it, individually or in the aggregate with any other effect, disproportionately affects the Acquired Companies, taken as a whole, compared to other companies operating in the industries in which the Acquired Companies operate or (b) the ability of the Seller to consummate the Equity Transaction or perform its obligations under this Agreement or the Ancillary Agreements.

“Arbiter” has the meaning set forth in Section 2.5(c).

“Assignable Acquired Company IP” has the meaning set forth in Section 4.14(g).

“Balance Sheet Date” has the meaning set forth in Section 4.5(a).

“Base Purchase Price” has the meaning set forth in Section 2.2.

“Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank located in New York, New York, is closed.

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in the Section 3.3(e).

“Buyer Disclosure Schedules” has the meaning set forth in the preamble of Article VI.

“Buyer Indemnified Parties” means (i) Buyer, (ii) solely following the Closing, the Acquired Companies, and (iii) each of their respective directors, officers, employees, Affiliates, Subsidiaries, members, agents, attorneys, representatives, successors and assigns (in each case, other than any Seller Indemnified Party).

“Buyer Secretary Certificate” has the meaning set forth in Section 3.3(c).

“Buyer Welfare Plans” has the meaning set forth in Section 7.7(a).

“Canadian Buyer” has the meaning set forth in the preamble.

“Canadian Interests” has the meaning set forth in the recitals.

“Change of Recommendation” has the meaning set forth in Section 7.8(d).

“Claims Statement Notice” has the meaning set forth in Section 2.3(c).

“Closing” has the meaning set forth in Section 3.1.

“Closing Balance Sheet” has the meaning set forth in Section 2.3(a).

“Closing Cash” means cash, cash equivalents and other short-term liquid investments of the Acquired Companies (and expressly including any cash used as collateral for letters of credit or similar instruments), as of the Measuring Time. Cash represents the actual cash balances, adjusted for any deposits in transit, and any outstanding checks.

“Closing Date” means the date on which the Closing occurs.

“Closing Date Net Purchase Price” has the meaning set forth in Section 2.2.

“Closing Net Working Capital” means the Net Working Capital of the Acquired Companies as of the Measuring Time, as set forth on the Closing Statement.

“Closing Statement” has the meaning set forth in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment” means (a) outstanding securities convertible or exchangeable into shares of capital stock or membership interests of a Person; (b) options, warrants, calls, subscriptions or other rights, agreements or commitments obligating a Person to issue, transfer or sell any shares of its capital stock or membership interests.

“Confidential Information” has the meaning set forth in Section 7.12(b).

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Consent” means any consent, approval, authorization, qualification, waiver, registration or notification required to be obtained from, filed with or delivered to a Governmental Authority in connection with the consummation of the transactions and the Reorganization provided for in this Agreement.

“Continuance” has the meaning set forth in Section 7.18.

“Contracts” means all written contracts, leases, licenses, and other agreements (including any amendments and other modifications thereto, but excluding purchase orders and sale orders entered into in the Ordinary Course of Business), that are in effect on the Signing Date.

“Conversion” has the meaning set forth in Section 7.18.

“Current Assets” means the aggregate amount of all current asset accounts of the Acquired Companies listed on the sample working capital calculation on Schedule 2.2 under the heading “Adjusted Current Assets,” which shall exclude Closing Cash, tax assets, loan receivables, the aggregate amount of all D Tech Service accounts receivables, prepaid transaction expenses, balances relating to restructuring activities, and other current asset accounts as noted in Schedule 2.2.

“Current Liabilities” means the aggregate amount of all current liability accounts of the Acquired Companies listed on the sample working capital calculation on Schedule 2.2 under the heading “Adjusted Current Liabilities,” which shall exclude all Acquired Company Debt, Transaction Expenses, tax liabilities, balances relating to restructuring activities, and other current liability accounts as noted in Schedule 2.2. For the avoidance of doubt, the Electrogroup Withholding Tax shall be included as a Current Liability.

“Debt Financing” has the meaning set forth in Section 6.6.

“Debt Financing Commitments” has the meaning set forth in Section 6.6.

“Deductible Amount” has the meaning set forth in Section 10.4(a).

“Determination Date” has the meaning set forth in Section 2.5(d).

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Dispute” has the meaning set forth in Section 12.16.

“Effective Time” means 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date.

“Electrogroup” has the meaning set forth in the preamble.

“Electrogroup Dividend” has the meaning set forth in Section 7.19.

“Electrogroup Withholding Tax” means the withholding tax that is due and payable to the tax authorities in Canada on or before the 15th day of the month after declaration of the dividend as a result of the Electrogroup Dividend.

“Employee Personal Information” has the meaning set forth in Section 4.9(e).

“Employee Plan” or “Employee Plans” has the meaning set forth in Section 4.11(a).

“Environmental Claim” means any Action, Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or any term or condition of any Permit issued, granted, given, authorized by or made pursuant to any Environmental Law.

“Environmental Law” means any Law concerning (a) the treatment, disposal, emission, discharge, Release or threatened Release of Hazardous Material, including worker and occupational health and safety related to exposure to Hazardous Materials, (b) the protection of the environment (including natural resources, wildlife, air and surface or subsurface land or waters), or (c) the protection of public health and safety with respect to exposure to Hazardous Materials; including, without limitation, the US Toxic Substances Control Act, the US 2012 Hazard Communication Standard, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 1501, et seq.), the Resource Conservation and Recovery Act (42 U.S.C.

§ 6901, et seq.), the Federal Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.) as it relates to exposure to Hazardous Materials, and any analogous state or foreign Laws.

“Equity Financing” has the meaning set forth in Section 6.6.

“Equity Financing Commitments” has the meaning set forth in Section 6.6.

“Equity Interests” means (a) with respect to a corporation, any and all shares of capital stock and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and any Commitments with respect thereto, and (c) any other direct or indirect equity ownership or participation in a Person.

“Equity Transaction” has the meaning set forth in the recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a “single employer” with the Acquired Companies under Section of 414(b), (c), (m), or (o) of the Code.

“ESA” has the meaning set forth in Section 4.16(f).

“Escrow Agent” has the meaning set forth in Section 2.6.

“Estimated Closing Net Working Capital” means the Seller’s good faith estimate of Closing Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Net Purchase Price” means the Net Purchase Price, as finally determined in accordance with Sections 2.5(a)-(d).

“Financial Statements” has the meaning set forth in Section 4.5(a).

“Financing” has the meaning set forth in Section 6.6.

“Financing Commitments” has the meaning set forth in Section 6.6.

“Financing Sources” means the collective reference to each lender and each other Person that has committed to provide or otherwise entered into agreements in connection with the Debt Financing or Alternative Financing in connection with the transactions contemplated by this Agreement, including any commitment letters or credit agreements (including any amendments thereto) relating thereto (including any joinders or amendment thereof), together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, and representative of each such lender, other Person or Affiliate.

“FIRPTA Affidavit” has the meaning set forth in Section 3.2(i).

“Fraud” means (a) Seller or Buyer, as the case may be, has made a material representation or warranty in Article IV, or Article V, or Article VI, or in any Ancillary Agreement, respectively, with actual knowledge that such representation or warranty was inaccurate at the time it was made or (b) Seller or Buyer has made a material omission with actual knowledge that such omission would render any material representation or warranty in Article IV, or Article V, or Article VI, or in any Ancillary Agreement, respectively, inaccurate at the time it was made, or (c) Seller has made available to Buyer information, material, documents or data that Nathan Mazurek or Thomas Klink had actual knowledge was or were inaccurate at the time made available in an effort to deceive Buyer, in the case of each of clauses (a), (b) and (c) for the purpose of inducing a party to enter into this Agreement to its material detriment and, for the avoidance of doubt, does not include merely making a negligent misrepresentation, negligent omission or negligent disclosure, and does not include constructive knowledge (as opposed to actual knowledge); provided, however, that “Fraud” shall not include and Buyer may not make a claim for Fraud with respect to a failure by Seller to disclose any breach or inaccuracy of any representations or warranties of the Acquired Companies or Seller after the Signing Date that has been cured or would not be likely to result in an Applicable Adverse Event resulting from an occurrence, or non-occurrence, of any event after the Signing Date and prior to the Closing.

“Fundamental Representations” means the Seller Fundamental Representations and the representations and warranties contained in Sections 6.2, 6.3 and 6.8.

“GAAP” means United States generally accepted accounting principles, consistently applied, but in respect of any Canadian Acquired Company or Subsidiary means generally accepted accounting principles as set forth in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with Accounting Standards for Private Enterprises/International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“General Enforceability Exceptions” has the meaning set forth in Section 4.4(a).

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court.

“H&B” has the meaning set forth in Section 12.16.

“H&B Work Product” has the meaning set forth in Section 12.16.

“Hazardous Material” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, lead, electronic or e-waste, cathode ray tubes, mercury, universal waste, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs) or (b) any chemicals, materials, waste or other substance that is listed, defined, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant, under any Law relating to protection of the environment.

“Immediate Family” means, with respect to any specified Person that is an individual, such Person’s spouse, parents, children, and siblings, or any other relative of such Person that shares such Person’s home.

“Information Statement” has the meaning set forth in Section 7.11(b).

“Intellectual Property” means any patents, trade secrets, trademarks, service marks, copyrights, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, internet domain names, mask work, database and design rights and know-how, in each case whether protected, created or arising under the laws of the United States or any other jurisdiction, and including all applications and registrations therefor and all reissues, reexaminations, continuations, renewals and extensions thereof.

“Interests” has the meaning set forth in the recitals.

“Interim Breach” means any breach of any representations or warranties made by Seller in this Agreement as of the Closing Date resulting from an occurrence, or non-occurrence, of any event after the Signing Date and prior to the Closing which are not covered under the R&W Policy because the Buyer had knowledge of such breach at or prior to Closing, in each case to the extent that the R&W Policy would have covered such Loss had the Buyer not had knowledge of such breach at or prior to Closing.

“Inventory” of any Person means all finished goods, all work-in-process, intermediaries, raw materials or ingredients, spare parts and all other materials or supplies used or held for use by such Person in the production of finished goods.

“IRS” has the meaning set forth in Section 4.11(b).

“JE Mexico” has the meaning set forth in the preamble.

“Jefferson” has the meaning set forth in the preamble.

“Jobscope Agreement” has the meaning set forth in Section 10.2(a)(x).

“Jobscope Licenses” has the meaning set forth in Section 10.2(a)(x).

“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Authority.

“Lien” means any means any lien, charge, mortgage, pledge, easement, encumbrance, security interest, matrimonial or community interest, tenancy by the entirety claim, adverse claim, liability, interest, preference, priority, proxy, transfer restriction (other than transfer restrictions under federal and state securities laws), encroachment, Tax, order, equity interest, option, warrant, right of first refusal, profit, license, servitude, right of way, covenant or zoning restriction, or any other title defect or restriction of any kind.

“Liability” means any liability or obligation, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due.

“Losses” means any and all Liabilities, losses, damages, claims, demands, suits, Actions, judgments, fines, penalties, deficiencies, awards, Taxes, assessments, costs or expenses (including reasonable attorney’s or other professional fees and expenses).

“Material Adverse Effect” means any state of fact, event, change, result, circumstance, occurrence, or development that, either alone or in combination with any other fact, event, change, result, circumstance, occurrence, or development, has or would reasonably be expected to have, a material adverse effect on (a) the business, results of operations or financial condition of the Acquired Companies and the Subsidiaries taken as a whole, but excluding facts, events, changes, results, circumstances, occurrences, or developments, either alone or taken together, relating to or arising from (i) changes or developments in the United States or worldwide economy or credit, currency, oil, financial, banking, securities or capital markets, (ii) changes or developments in any national or international political, or regulatory conditions, including acts of terrorism, sabotage, cyber-attack, military action, national emergency or war (whether or not declared), or any escalation or worsening thereof, (iii) changes or developments in the business conditions or regulatory conditions affecting the industries or markets in which the Acquired Companies and the Subsidiaries operate or conduct their business generally, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God, whether or not caused by any Person, or any national or international calamity or crisis, (v) the announcement of this Agreement or the transactions contemplated hereby, (vi) any action taken at the specific written request of Buyer, (vii) any changes or prospective changes in Law or GAAP or enforcement or interpretation thereof, or (viii) any failure, in and of itself, to meet any budgets, projections, forecasts, estimates, plans, predictions, or milestones (whether or not shared with Buyer or its Affiliates or representatives) (but, for the avoidance of doubt, in each case, not the underlying causes of any such failure to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect), or; provided, that, with respect to the foregoing clauses (i), (ii), (iii) (iv) and (vii), any such effect shall be taken into account if and to the extent it, individually or in the aggregate with any other effect, disproportionately affects the Acquired Entities, taken as a whole, compared to other companies operating in the industries in which the Acquired Entities operate; or (b) the ability of the Seller to consummate the Equity Transaction or perform its obligations under this Agreement or the Ancillary Agreements.

“Material Contracts” has the meaning set forth in Section 4.12(b).

“Measuring Time” means 12:01 am (New York, New York time) on the Closing Date.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Net Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital, minus (iii) the amount, if any, by which the Target Net Working Capital exceeds the Closing Net Working Capital, minus (iv) Acquired Company Debt, minus (v) the Transaction Expenses, minus (vi) the Seller Note Amount, plus (vii) the Closing Cash.

“Net Working Capital” means an amount equal to the Acquired Companies’ Current Assets minus the Acquired Companies’ Current Liabilities, calculated in a manner consistent with the Accounting Principles.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the business of the Acquired Companies and the Subsidiaries consistent with past practice.

“Organizational Documents” means (i) the certificate or articles of incorporation, organization or formation and the by-laws, the partnership agreement or operating or limited liability company agreement (as applicable), and (ii) any documents comparable to those described in clause (i) as may be applicable pursuant to any applicable Law.

“Parties” has the meaning set forth in the preamble.

“Payoff Letters” means the letters provided by the holders of Acquired Company Debt to the Acquired Companies and Subsidiaries in connection with the repayment of the Acquired Company Debt as contemplated hereby.

“Permits” means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Authority, including, without limitation, those issued, granted, given, authorized by or made pursuant to any Environmental Law.

“Permitted Liens” (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice and not incurred in connection with the borrowing of money; (b) Liens for current Taxes and utilities not yet due and payable or which are being contested in good faith and, in connection therewith, appropriate reserves have been set aside in accordance with GAAP; (c): (i) zoning, building and other similar land use restrictions imposed by applicable Laws that do not, individually or in the aggregate, materially impair the conduct of the businesses of the Acquired Companies or Subsidiaries as presently conducted, and (ii) Liens that have been placed by any developer, landlord or other third party on property over which any Acquired Company or Subsidiary has easement rights or, on any Leased Real Property, under any lease or subordination or similar agreements relating thereto; and (d) with respect to the Real Property, easements, encroachments, restrictions, rights of way and any other non-monetary title defects that do not materially affect the title to, use of or marketability thereof.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or any Governmental Authority.

“Pre-Closing Taxes” means any Taxes (i) of or with respect to the Acquired Companies or the Subsidiaries for any Pre-Closing Tax Period (and for the avoidance of doubt, with respect to any Straddle Period, the portion of such period ending on and including the Closing Date as determined in accordance with Section 2.4 hereof), that are not yet paid (including such Taxes that are not yet due and payable) as of the Closing Date, (ii) attributable to or resulting from the Section 336(e) Elections, the Reinstatement, the Electrogroup Dividend, and the Seller’s portion of any Transfer Taxes, (iii) of any Person imposed on the Acquired Companies or the Subsidiaries pursuant to Treasury Regulation Section 1.1502 6 or any similar state, local, or foreign Law, including Seller or the Seller Group, (iv) of any Person for which the Acquired Companies or the Subsidiaries becomes liable as a transferee or successor, by Contract (including any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person), or pursuant to any law, to the extent such Taxes relate to an event or transaction occurring before the Closing, and (v) imposed on income includible by the Acquired Companies or the Subsidiaries pursuant to Code Sections 951, 951A and 965 attributed to income earned by any “controlled foreign corporation” (as that term is defined in Code Section 957) in taxable periods (or portions thereof) ending on or before the Closing Date, provided that in cases of any controlled foreign corporation whose taxable year include but does not end on the Closing Date, such amount shall be determined as if such controlled foreign corporation’s taxable year ended on the end of the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of a Straddle Period that begins on the first day of such Straddle Period and ends on the Closing Date.

“Privacy Policies” has the meaning set forth in Section 4.9(e).

“Qualified Benefit Plan” has the meaning set forth in Section 4.11(d).

“R&W Policy” means that certain representation and warranty insurance policy in the form attached hereto as Exhibit D.

“Real Property” means all of the Acquired Companies’ and the Subsidiaries’ interest in real property, including real property owned in fee simple, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, rights of way, and all buildings and other improvements located thereon, in each case, currently used in the business or operations of the Acquired Companies and the Subsidiaries.

“Related Person” has the meaning set forth in Section 4.20.

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into the environment.

“Released Claim” has the meaning set forth in Section 7.9.

“Released Parties” has the meaning set forth in Section 7.9.

“Reorganization” has the meaning set forth in Section 7.18.

“Representatives” has the meaning set forth in Section 7.8(a).

“Restraint” has the meaning set forth in Section 8.1(b).

“Restricted Area” means the United States, Mexico, and Canada.

“Restricted Business” means, the design, manufacture and distribution of electric transformers from 5kva – 30mva in size and 110v-72kv in voltage.

“Restricted Parties” has the meaning set forth in Section 7.12(a).

“Retention Amount” has the meaning set forth in Section 10.5(b).

“Reverse Termination Fee” has the meaning set forth in Section 9.2(c).

“Reynosa Facility #1” means Nexus Magneticos’ leased facility located at Calle Seccion 44 A 3era Unidad del Bajo Rio San Juan SN y Brecha E 100 Reynosa Mexico 88770.

“Reynosa Facility #2” means Nexus Magneticos’ leased facility located at Carretera Reynosa-Rio Bravo, Brecha E-100 en la ciudad de Reynosa, Tamaulipas Reynosa Mexico 88771.

“Schedules” means, as the context requires, the Buyer Disclosure Schedules, the Seller Disclosure Schedules and/or the Acquired Company Disclosure Schedules and any other schedules required to be delivered hereunder.

“SEC” means the United States Securities and Exchange Commission.

“Section 336(e) Agreements” has the meaning set forth in Section 11.6.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble.

“Seller Board” has the meaning set forth in the recitals.

“Seller Board Recommendation” has the meaning set forth in Section 7.11(a).

“Seller Closing Certificate” has the meaning set forth in the Section 3.2(f).

“Seller Disclosure Schedules” has the meaning set forth in the preamble of Article V.

“Seller Fundamental Representations” has the meaning set forth in Section 8.3(a).

“Seller Group” has the meaning set forth in Section 4.6(a).

“Seller Indemnified Parties” means the Seller and each of its respective Affiliates, stockholders, members, agents, attorneys, representatives, successors and permitted assigns.

“Seller Note” has the meaning set forth in Section 2.4(a).

“Seller Note Amount” has the meaning set forth in Section 2.4(a).

“Seller Secretary Certificate” has the meaning set forth in Section 3.2(d).

“Set-Off Amounts” has the meaning set forth in Section 2.6.

“Shareholders” has the meaning set forth in the recitals.

“Significant Customer” has the meaning set forth in Section 4.18.

“Significant Supplier” has the meaning set forth in Section 4.18.

“Signing Date” has the meaning set forth in the preamble.

“Sponsor” has the meaning set forth in the recitals.

“Sponsor Guaranty” has the meaning set forth in the recitals.

“Standard Warranties” has the meaning set forth in Section 4.24.

“Stockholder Approval” means the affirmative vote of a majority of the voting power of the issued and outstanding shares of Seller’s common stock voting in accordance with the provisions of Seller’s Organizational Documents as in effect on the date of such vote.

“Stockholder Consent” has the meaning set forth in Section 7.11(a).

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“subsidiary” means, when used with respect to any Person, any entity of which more than 50% of the effective voting power or Equity Interests of such entity is directly or indirectly owned by such Person.

“Subsidiary” means each of the following, individually, and “Subsidiaries” means all of the following, collectively: Nexus Custom Magnetics, LLC, Jefferson Electric Mexico Holdings, LLC, Nexus Magneticos de Mexico, S. de R.L. de C.V., and Transformer Supply, Inc. (“Transformer”)

“Subsidiary Interests” has the meaning set forth in Section 4.3.

“Superior Proposal” means a bona fide written Acquisition Proposal (i) that would result in any Person becoming the beneficial owner, directly or indirectly, of (A) 50% of the consolidated assets of the Acquired Companies and the Subsidiaries or (B) 50% of the voting power of the equity securities of the Acquired Companies and the Subsidiaries and (ii) that the Seller Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal (including any break-up fee, expense reimbursement provisions, conditions to consummation and financing terms) and the Person making the proposal, and if consummated, would result in a transaction more favorable to Seller’s stockholders from a financial point of view than the Equity Transaction and any other transactions contemplated hereby (after taking into account any revisions to the terms of the transaction contemplated by Section 7.8(d) of this Agreement pursuant to Section 7.8(d) and the time likely to be required to consummate such Acquisition Proposal).

“Tail Policy” has the meaning set forth in Section 7.5(b).

“Takeover Statute” has the meaning set forth in Section 5.3(c).

“Tangible Assets” has the meaning set forth in Section 4.7(a).

“Target Net Working Capital” means $21,205,000.

“Tax” means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, or escheat, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Authority, (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Act” has the meaning set forth in Section 4.6(z).

“Tax Returns” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment and information returns and reports) required to be filed with respect to Taxes, including, for avoidance of doubt, any return to extend the deadline for the filing of any such return.

“Taxing Authority” means any Governmental Authority responsible for the administration or imposition of any Tax.

“Termination Fee” has the meaning set forth in Section 9.2(b).

“Third Party Claim” means any Action instituted or any claim or demand asserted by any third party in respect of which indemnification may be sought under Article X of this Agreement (regardless of the limitations set forth in Section 10.4).

“Transaction Expenses” means all of the fees and expenses of the Acquired Companies and Subsidiaries (or of the Seller that any Acquired Company or Subsidiary are liable for) that remain unpaid as of the Closing, for legal counsel, investment bankers, brokers, accountants and other advisors incurred by Seller or the Acquired Companies in connection with the preparation, negotiation and execution of this Agreement and the consummation or performance of the transactions contemplated hereby, including but not limited to, the aggregate fees and expenses of the Acquired Companies owed (i) for the Tail Policy premiums, and (ii) for Seller’s share of Transfer Taxes.

“Transfer Taxes” has the meaning set forth in Section 11.5.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of the Treasury.

“Unaudited Financial Statements” has the meaning set forth in Section 4.5(a).

“Unresolved Claim Amount” has the meaning set forth in Section 2.6.

“US Buyer” has the meaning set forth in the preamble.

“US Interests” has the meaning set forth in the recitals.

“Voting Agreement” has the meaning set forth in the recitals.

“WARN Act” has the meaning set forth in Section 7.7(b).